Exhibit 99.2

NOTICE OF MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

FOR THE

ANNUAL GENERAL MEETING

OF SHAREHOLDERS

OF

FOREMOST CLEAN ENERGY LTD.

TO BE HELD ON TUESDAY, DECEMBER 16, 2025

DATED:

October 31, 2025

NOTICE OF MEETING

Foremost Clean Energy Ltd.

250-750 West Pender Street

Vancouver, BC V6C 2T7

Tel: 1 604 330-8067

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the "Meeting") of the holders of common shares (the "Shareholders") of FOREMOST CLEAN ENERGY LTD. (the "Company" or "Foremost") will be held on Tuesday, December 16, 2025, at 10:00 a.m. (Pacific Time) at the offices of Stikeman Elliott LLP, at 666 Burrard St Suite 1700, Vancouver, BC V6C 2X8, for the following purposes:

1.	to receive the audited financial statements of the Company for the year ended March 31, 2025, and the report of the auditor thereon;

2.	to fix the number of directors to be elected at the Meeting at six (6);

3.	to elect six (6) directors of the Company to hold office until the next annual meeting of the Shareholders;

4.	to appoint Davidson and Company LLP, Chartered Professional Accountants, as auditor of the Company for the ensuing year and to authorize the directors of the Company to fix the remuneration to be paid to the auditor;

5.	to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution approving the amended and restated stock incentive plan of the Company dated effective October 25, 2025 (the "Amended and Restated Foremost Incentive Plan"), as more particularly described in the accompanying management information circular of the Company dated October 31, 2025 (the "Circular"); and

6.	to transact such other business as may be properly brought before the Meeting and any adjournment thereof.

The accompanying Circular provides additional information relating to the matters to be dealt with at the Meeting. Shareholders are advised to review the Circular before voting.

Although no other matters are contemplated, the Meeting may also consider the transaction of such other business, and any permitted amendment to or variation of any matter identified in this Notice, as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof. Accompanying this Notice and Circular is a form of proxy or voting instruction form and financial statement request form.

The board of directors of the Company (the "Foremost Board") has fixed the close of business on October 31, 2025, as the record date (the "Record Date") for determining Shareholders entitled to receive notice of, and to vote at, the Meeting. Only Shareholders of record at the close of business on the Record Date will be entitled to vote at the Meeting.

Registered Shareholders unable to attend the Meeting in person and who wish to ensure that their common shares (the "Foremost Shares") will be voted at the Meeting are requested to complete, date and sign a form of proxy and deliver it in accordance with the instructions set out in the form of proxy and in the Circular no later than December 12, 2025, at 10:00 a.m. (Pacific Time), the cut-off time for the deposit of proxies prior to the Meeting, or the day that is two (2) business days immediately preceding the date of any adjourned or postponed Meeting. Shareholders who beneficially own Foremost Shares that are registered in the name of an intermediary such as a bank, trust company, securities broker or other intermediary, or in the name of a depository of which the intermediary is a participant who receive these materials through their broker or other intermediary are requested to follow the instructions for voting provided by their broker or intermediary, which may include the completion and delivery of a voting instruction form.

(i)

To ensure Shareholders and proxyholders are able to access the Meeting location, the Company requests that Shareholders and proxyholders who are planning to attend the Meeting pre-register. Pre-registration will enable the Company to make the necessary arrangements and provide specific access instructions. To pre-register for attendance, please contact the Meeting Coordinator via email to harpreet.bajaj@foremostcleanenergy.com.

DATED at Vancouver, British Columbia, this 31st day of October, 2025.

BY ORDER OF THE BOARD
/s/ "Jason Barnard"

Jason Barnard

President, Chief Executive Officer and Director

(ii)

MANAGEMENT INFORMATION CIRCULAR

As at October 31, 2025

TABLE OF CONTENTS

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS	I

INTRODUCTION	1

Attendance	1
Date	1
Notice and Access	1

GENERAL PROXY INFORMATION	2

Notice-and-Access	2
Management Solicitation of Proxies	3
Appointment of Proxy	3
Voting by Proxy and Exercise of Discretion by Management Proxyholders	4
Advice to Non-Registered Shareholders	4
Revocation of Proxies	5
Notice to Shareholders in the United States	5

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES	6

Record Date	6
Voting Rights	6
Principal Holders of Foremost Shares	6
Quorum	6
Required Votes	6

PARTICULARS OF MATTERS TO BE ACTED UPON	7

PRESENTATION OF FOREMOST FINANCIAL STATEMENTS	7

APPROVAL OF FIXING THE NUMBER OF DIRECTORS	8

APPROVAL OF THE ELECTION OF DIRECTORS	8

APPROVAL OF THE APPOINTMENT OF AUDITOR	11

APPROVAL OF THE AMENDMENT TO THE FOREMOST INCENTIVE PLAN	12

Amendments Requiring Shareholder Approval at the Meeting	12

OTHER MATTERS TO BE ACTED ON	14

STATEMENT OF EXECUTIVE COMPENSATION	14

Definitions	14
Compensation Discussion and Analysis	15
Director Compensation	24
Additional Compensation Disclosure	27
Employment, Consulting and Management Agreements	28
Foremost Incentive Plan	29

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	38

(iii)

AUDIT COMMITTEE	38

Foremost Audit Committee Charter	38
Composition of Audit Committee	39
Relevant Education and Experience	39
Audit Committee Oversight	40
Reliance on Certain Exemptions	40
Pre-approval Policies and Procedures	40
External Auditor Service Fees (By Category)	40

CORPORATE GOVERNANCE	41

General	41
Board of Directors	41
Directorships	42
Director Attendance	43
Orientation and Continuing Education	43
Position Descriptions	44
Ethical Business Conduct	44
Nomination of Directors	44
Director Compensation	45
Other Board Committees	46
Assessments	46

OTHER INFORMATION	46

Indebtedness of Directors and Executive Officers	46
Interest of Certain Persons or Companies in Matters to be Acted Upon	47
Interest of Informed Persons in Material Transactions	47
Additional Information	47

APPROVAL OF THE BOARD OF DIRECTORS	48

SCHEDULES

Schedule "A"	-	Foremost Incentive Plan, as amended
Schedule "B"	-	Foremost Audit Committee Charter

(iv)

INTRODUCTION

This management information circular and accompanying form of proxy are furnished in connection with the solicitation of proxies by the management of Foremost Clean Energy Ltd. ("Foremost" or the "Company") for use at the annual general meeting of holders of common shares (the "Foremost Shares") of the Company (the "Shareholders") to be held on Tuesday, December 16, 2025, at 10:00 a.m. (Pacific Time) at the offices of Stikeman Elliott LLP, at 666 Burrard St Suite 1700, Vancouver, BC V6C 2X8, and any adjournment(s) or postponement(s) thereof, for the purposes set forth in the Notice of the Meeting.

Attendance

To ensure Shareholders and proxyholders are able to access the Meeting location, the Company requests that Shareholders and proxyholders who are planning to attend the Meeting in person pre-register. Pre-registration will enable the Company to make the necessary arrangements and provide specific access instructions.

To pre-register for attendance, please contact the Meeting Coordinator via email at harpreet.bajaj@foremostcleanenergy.com.

Date

The information contained in this Circular is accurate as at October 31, 2025, except as otherwise stated and except that information in documents incorporated by reference is given as of the dates noted therein.

Notice and Access

The Company is not mailing physical copies of the Circular or related materials in connection with the Meeting to registered Shareholders or Non-Registered Shareholders through its reliance on the "Notice and Access" provisions set out in NI 54-101. Shareholders will still receive a notice and access notification setting forth the notice of the Meeting and matters to be voted on and a copy of the form of proxy or voting instruction form, as applicable, and instructions for how to obtain an electronic copy of the Circular. Shareholders may also request to receive a paper copy of the Circular from the Company. For more information on Notice and Access, see the heading "General Proxy Information - Notice and Access".

GENERAL PROXY INFORMATION

Notice-and-Access

Notice-and-Access means provisions concerning the delivery of proxy-related materials to shareholders found in Section 9.1.1. of NI 51-102 in the case of registered Shareholders, and Section 2.7.1 of NI 54-101 in the case of Non-Registered Shareholders, which allow an issuer to deliver an information circular forming part of proxy-related materials to shareholders via certain specified electronic means provided that the conditions of NI 51-102 and NI 54-101 are met (collectively, the "Notice-and-Access Provisions").

In order to rely on Notice-and-Access Provisions to deliver the Circular and related materials through the Company's website, the Company must send a notice and access notification (the "Notice-and-Access Notification") to Shareholders, including Non-Registered Shareholders, indicating that the Circular and proxy-related materials have been posted on the website and explaining how a Shareholder can access them or obtain from the Company a paper copy of the Circular. The Notice-and-Access Notification has been delivered to Shareholders by the Company along with the applicable voting document (a form of proxy in the case of registered Shareholders or a voting information form (a "VIF") in the case of Non-Registered Shareholders). This Circular has been posted in full on the Company's website at https://www.foremostcleanenergy.com/investors/shareholder-meeting.html and is also available for viewing under the Company's SEDAR+ profile at www.sedarplus.ca.

In order to use Notice-and-Access Provisions, a reporting issuer must set the record date for notice of the meeting to be on a date that is at least thirty (30) days prior to the meeting in order to ensure there is sufficient time for the circular to be posted on the applicable website and other materials to be delivered to shareholders. The Company will not rely upon the use of stratification. Stratification occurs when a reporting issuer using the Notice-and-Access Provisions selectively provides to certain shareholders a paper copy of its information circular with the notice. In relation to the Meeting, all Shareholders will receive the required documentation under the Notice-and-Access Provisions and all documents required to vote in respect of all matters to be voted on at the Meeting. No Shareholder will receive a paper copy of the Circular from the Company or any Intermediary (as defined herein) unless such Shareholder specifically requests the same.

This Circular is available for review at https://www.foremostcleanenergy.com/investors/shareholder-meeting.html, being the website address to the Company's annual general meeting page. Any Shareholder who wishes to obtain a paper copy of the Circular should contact the Company, at Suite 250, 750 West Pender Street, Vancouver, British Columbia, V6C 2T7, by phone at 604-330-8067 or through email at harpreet.bajaj@foremostcleanenergy.com. A Shareholder may also use the number noted above to obtain additional information about Notice-and-Access Provisions. Please note that, due to ongoing labour disruptions at Canada Post, there may be delays or a failure to deliver requested paper copies of meeting materials in time for the proxy return deadline. Additionally, registered Shareholders are encourage to deposit their forms of proxies with the transfer agent of the Company (the "Transfer Agent"), Odyssey Trust Company, via the internet, as shown in the proxy, by the proxy deadline on December 12, 2025, at 10:00 a.m. (Pacific Time) or the day that is two (2) business days immediately preceding the date of any adjourned or postponed Meeting. Non-Registered Shareholders are encouraged to contact their intermediaries/brokers on how to properly submit their VIF in light of the potential Canada Post mail service disruptions. To ensure that a paper copy of the Circular can be delivered to a requesting Shareholder in time for them to review the Circular and return a proxy or VIF prior to the proxy deadline, it is strongly suggested such Shareholder's request is received by the Company by no later than December 6, 2025.

Management Solicitation of Proxies

It is expected that the solicitation of proxies by the management of the Company will be conducted primarily by mail and may be supplemented by telephone or other personal contact to be made without special compensation by the directors, officers and employees of the Company. The Company does not reimburse Shareholders, nominees or agents for costs incurred in obtaining authorization from their principals to execute forms of proxy, except that the Company has requested brokers and nominees who hold stock in their respective names to furnish this proxy material to their customers, and the Company will reimburse such brokers and nominees for their related out-of-pocket expenses. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company. This Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized, or in which the person making such solicitation is not qualified to do so, or to anyone to whom it is unlawful to make such an offer of solicitation.

No person has been authorized to give any information or to make any representation other than as contained in this Circular in connection with the solicitation of proxies. If given or made, such information or representations must not be relied upon as having been authorized by the Company. The delivery of this Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this Circular.

Appointment of Proxy

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. A registered Shareholder is entitled to one (1) vote for each Foremost Share that such registered Shareholder holds on the Record Date. Please read and follow the instructions on the proxy carefully and return by 10:00 a.m. (Pacific Time), on December 12, 2025, or the day that is two (2) business days immediately preceding the date of any adjourned or postponed Meeting. The Company may refuse to recognize any instrument of proxy deposited in writing or by the internet received later than 48 hours (excluding Saturdays, Sundays and statutory holidays in British Columbia) prior to the Meeting or any adjournment(s) or postponement(s) thereof.

The purpose of a proxy is to designate persons who will vote the proxy on a registered Shareholder's behalf in accordance with the instructions given by the registered Shareholder in the proxy. The persons whose names are printed on the enclosed proxy form are officers and/or directors of the Company (the "Management Proxyholders").

A registered Shareholder has the right to appoint a person or company to attend and act for or on behalf of that registered Shareholder at the Meeting, other than the Management Proxyholders named in the enclosed proxy form. A proxyholder need not be a Shareholder.

Such right may be exercised by striking out the printed names and inserting the name of such other person and, if desired, an alternate to such person, in the blank space provided in the proxy form. Such registered Shareholder should notify the nominee of the appointment, obtain the nominee's consent to act as proxy, and should provide instruction to the nominee on how the registered Shareholder's Foremost Shares should be voted. The nominee should bring personal identification to the Meeting.

Those registered Shareholders desiring to be represented at the Meeting by proxy must deposit their respective forms of proxy with the Transfer Agent of the Company, Odyssey Trust Company, at 350 – 409 Granville Street, Vancouver, BC V6C 1T2, Attention: Proxy Department, by mail or via the internet by December 12, 2025, at 10:00 a.m. (Pacific Time) or the day that is two (2) business days immediately preceding the date of any adjourned or postponed Meeting. The deadline for deposit of proxies may be waived or extended by the Chairman of the Meeting at their discretion, without notice. Considering the ongoing Canada Post labour disruptions, the Company encourages that registered Shareholders deposit their respective forms of proxy with the Transfer Agent via the internet, as shown in the proxy, to ensure their vote is received by the proxy voting deadline.

Voting by Proxy and Exercise of Discretion by Management Proxyholders

Foremost Shares represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the registered Shareholder on any ballot that may be called for, and if the registered Shareholder specifies a choice with respect to any matter to be acted upon, the Foremost Shares will be voted accordingly.

If a registered Shareholder does not specify a choice and the registered Shareholder has appointed the Management Proxyholders as proxyholder, the Management Proxyholders will vote FOR the matters specified in the Notice of Meeting and FOR all other matters proposed by management at the Meeting.

The form of proxy also provides discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. As of the date of this Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

Advice to Non-Registered Shareholders

The information in this section is significant to many Shareholders, as a substantial number of Shareholders do not hold their Foremost Shares in their own name.

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most Shareholders are "Non-Registered Shareholders" because the Foremost Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which Foremost Shares were purchased. More particularly, a person is not a registered Shareholder in respect of Foremost Shares which are held on behalf of that person (the "Non-Registered Shareholder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Shareholders deals with in respect of the Foremost Shares (Intermediaries include, among others: banks, trust companies, securities dealers or brokers and trustees or administrators or self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as CDS Clearing and Depositary Services Inc. or CDS & Co. ("CDS")) of which the Intermediary is a participant. In Canada, the vast majority of such shares are registered under the name of CDS, which acts as nominee for many Canadian brokerage firms. Foremost Shares held by brokers or their nominees can only be voted upon the instructions of the Non-Registered Shareholders. Without specific voting instructions, brokers and their nominees are prohibited from voting Foremost Shares held for Non-Registered Shareholders. Therefore, Non-Registered Shareholders should ensure that instructions respecting the voting of their Foremost Shares are communicated to the appropriate person or that the Foremost Shares are duly registered in their name.

Applicable Canadian securities regulatory policies require intermediaries/brokers to seek voting instructions from Non-Registered Shareholders in advance of the shareholders' meeting. Every intermediary has its own mailing procedures and provides its own return instructions to clients. In either case, the purpose of this procedure is to permit a Non-Registered Shareholder to direct the voting of Foremost Shares that they beneficially own. Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered. Additionally, Non-Registered Shareholders are encouraged to contact their intermediaries/brokers on how to properly submit their proxy, proxy authorization form or VIF in light of the potential Canada Post mail service disruptions.

In Canada, the majority of brokers and intermediaries now delegate responsibility for obtaining voting instructions from Non-Registered Shareholders to Broadridge. Broadridge typically supplies a VIF and asks Non-Registered Shareholders to return the completed forms to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Foremost Shares to be represented at the Meeting. A Non-Registered Shareholder receiving such a form from Broadridge cannot use that form to vote Foremost Shares directly at the Meeting. The form must be returned to Broadridge well in advance of the Meeting in order to have the Foremost Shares voted.

A Non-Registered Shareholder who wishes to attend the Meeting and vote in person may write the name of the Non-Registered Shareholder in the place provided for that purpose on the VIF. A Non-Registered Shareholder also has the right to appoint a person or company other than the persons designated in the form of proxy, who need not be a Shareholder, to attend the Meeting and act on behalf of the Non-Registered Shareholder. Unless prohibited by law, the person whose name is written in the space provided in the VIF will be appointed as proxy holder for the Non-Registered Shareholder and will have full authority to present matters to the Meeting and vote on all matters that are presented at the Meeting, even if those matters are not set out in the VIF or this Circular. A Non-Registered Shareholder should consult a legal advisor if the Non-Registered Shareholder wishes to modify the authority of the person to be appointed as proxy holder in any way.

Revocation of Proxies

A registered Shareholder who has submitted a proxy may revoke it at any time prior to the exercise thereof by: (i) completing and signing a proxy bearing a later date and delivering such proxy to the Transfer Agent by 10:00

a.m. (Pacific Time) on December 15, 2025, or the last business day prior to the day the Meeting is reconvened if it is adjourned; (ii) sending a signed written statement (or have your lawyer sign a statement with your written authorization) to: Corporate Secretary, Foremost Clean Energy Ltd., Email: harpreet.bajaj@foremostcleanenergy.com prior to 5:00 p.m. (Pacific Time) December 15, 2025, or the last business day prior to the day the Meeting is reconvened if it is adjourned; (iii) providing a signed written statement, at the Meeting, to the chair of the Meeting prior to the vote being taken; or (iv) any other manner permitted by law.

If you have followed the instructions for attending and voting at the Meeting, voting at the Meeting will revoke any previous proxy.

A beneficial Shareholder who has changed their mind should contact their broker or nominee for further information regarding changing their voting instructions.

Notice to Shareholders in the United States

The solicitation of proxies involves securities of an issuer located in Canada and is being effected in accordance with the corporate laws of the Province of British Columbia, Canada, and securities laws of the provinces of Canada. The proxy solicitation rules under the U.S. Securities Exchange Act of 1934 (the "Exchange Act") are not applicable to the Company or this solicitation. This solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the provinces of Canada. Shareholders should be aware that disclosure requirements under the securities laws of the provinces of Canada differ from the disclosure requirements under United States securities laws.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the Business Corporations Act (British Columbia), some of its directors and its executive officers are residents of Canada and a substantial portion of its assets and the assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgement by a United States court.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Record Date

The board of directors of the Company (the "Foremost Board") has fixed October 31, 2025, as the Record Date for determining the persons entitled to receive the Notice of Meeting. Only Shareholders of record as at the Record Date are entitled to receive notice of and to attend and vote at the Meeting or any adjournment(s) or postponement(s) thereof. In addition, persons who are Non-Registered Shareholders as at the Record Date will be entitled to exercise their voting rights in accordance with the procedures established under NI 54-101. See "Proxies and Voting Rights – Advice to Non-Registered Shareholders".

Voting Rights

The authorized share capital of the Company consists of an unlimited number of common shares, being the Foremost Shares. As at the Record Date, there are 14,435,380 Foremost Shares issued and outstanding. Each Shareholder, as of the Record Date, is entitled to one (1) vote for each Foremost Share registered in their name. No group of Shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Foremost Shares.

Principal Holders of Foremost Shares

To the knowledge of the directors and executive officers of the Company, no person or company beneficially owns, controls or directs, directly or indirectly, voting securities carrying ten percent (10%) or more of the voting rights attached to any class of outstanding voting securities of the Company as at the Record Date, other than as set out in the table below:

Name of Shareholder	Number of Foremost Shares Owned	Percentage of Outstanding Foremost Shares
Denison Mines Corp.	2,462,410	17.06%

Quorum

Pursuant to the articles of the Company, a quorum for a meeting of the Shareholders is constituted when (i) at least two (2) persons entitled to vote at the meeting are present and (ii) not less than 5% of the outstanding Foremost Shares which may be voted at the Meeting are represented in person or by proxy or by a duly authorized representative of a Shareholder.

Required Votes

The following table summarizes the matters to be considered at the Meeting, the available voting options for each matter, and the level of approval required to pass each resolution:

Matter	Voting Options	Required Vote
Number of Directors	For / Against	At least a majority (50% + 1) of votes cast by Shareholders present in person or represented by proxy at the Meeting.
Election of Directors	For / Withhold	Each nominee for election as a director will be elected by a plurality of votes cast by Shareholders present in person or represented by proxy at the Meeting.
Appointment of Auditors	For / Withhold	The auditor will be appointed by a plurality of votes cast by Shareholders present in person or represented by proxy at the Meeting.
Amendment to the Foremost Incentive Plan	For / Against	Approval requires a majority (50% + 1) of votes cast by Shareholders present in person or represented by proxy at the Meeting.

PARTICULARS OF MATTERS TO BE ACTED UPON

MANAGEMENT OF THE COMPANY KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OTHER THAN THOSE REFERRED TO IN THE NOTICE OF MEETING. HOWEVER, IF ANY OTHER MATTERS THAT ARE NOT KNOWN TO MANAGEMENT SHOULD PROPERLY COME BEFORE THE MEETING, THE ACCOMPANYING FORM OF PROXY CONFERS DISCRETIONARY AUTHORITY UPON THE PERSONS NAMED THEREIN TO VOTE ON SUCH MATTERS IN ACCORDANCE WITH THEIR BEST JUDGMENT.

Additional details regarding each of the matters to be acted upon at the Meeting is set forth below.

PRESENTATION OF FOREMOST FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended March 31, 2025, together with the auditors' report thereon and the notes thereto (the "Foremost Annual Financial Statements") will be presented to Shareholders at the Meeting.

A copy of the Foremost Annual Financial Statements together with the related MD&A were previously delivered to the Shareholders to the extent such Shareholder has requested a copy. Copies of the Foremost Annual Financial Statements and associated MD&A may also be obtained by a Shareholder upon request without charge from the Company, at Suite 250, 750 West Pender Street, Vancouver, BC V6C 2T7 or via email to harpreet.bajaj@foremostcleanenergy.com These documents are also available under the Company's profile on SEDAR+ at www.sedarplus.ca.

Shareholders and proxyholders will be given an opportunity to discuss the Company's financial results with management. Shareholder approval is not required, and no formal action will be taken at the Meeting to approve the Foremost Annual Financial Statements.

APPROVAL OF FIXING THE NUMBER OF DIRECTORS

At the Meeting, it will be proposed that six (6) directors be elected to hold office until the next annual general meeting or until their successors are elected or appointed. Shareholders will be asked to consider and, if deemed advisable, to approve an ordinary resolution, the text of which is as follows:

"BE IT RESOLVED, as an ordinary resolution of Shareholders, that the number of directors to be elected at the Meeting, to hold office until the close of the next annual meeting of Shareholders or until their successors are duly elected or appointed pursuant to the constating documents of the Company, unless their offices are earlier vacated in accordance with the provisions of the Business Corporations Act (British Columbia) or the Company's constating documents, be and is hereby fixed at six (6)."

For the foregoing resolution to be passed, it must be approved by a simple majority of the votes cast by Shareholders in person or represented by proxy in respect of the resolution at the Meeting.

Management believes the passing of the above resolution is in the best interests of the Company and recommends Shareholders vote FOR the ordinary resolution fixing the number of directors to be elected at the Meeting at six (6). Unless directed to the contrary, it is the intention of the Management Proxyholders, if named as proxy, to vote FOR the ordinary resolution fixing the number of directors to be elected at the Meeting at six (6).

APPROVAL OF THE ELECTION OF DIRECTORS

The directors of the Company are elected annually and hold office until the next annual general meeting of Shareholders or until their successors are elected or until such director's earlier death, resignation or removal.

Management of the Company is nominating the six (6) persons named in the table below for election by Shareholders as directors of the Company.

The following table sets out, for each person proposed to be nominated for election as a director: their name; all major offices and positions currently held with the Company and any of its significant affiliates; their principal occupation, business or employment during the five (5) preceding years; the period of time during which they have served as a director of the Company; and the number of securities of the Company beneficially owned, or controlled or directed, directly or indirectly by each proposed director as of the Record Date:

Name, Province of Residence and Present Office Held	Principal Occupation for the past five (5) years (1)	Periods During Which Nominee Has Served as a Director of Foremost	Number of Securities Beneficially Owned, or Controlled or Directed, Directly or Indirectly (2)
Jason Barnard British Columbia, Canada President, Chief Executive Officer and Director	President, Chief Executive Officer and Director of Foremost since 2022 President and CEO and Director of Rio Grande Resources since February 2025	September 8, 2022 - present	918,474(3)

Name, Province of Residence and Present Office Held	Principal Occupation for the past five (5) years (1)	Periods During Which Nominee Has Served as a Director of Foremost	Number of Securities Beneficially Owned, or Controlled or Directed, Directly or Indirectly (2)
Self-employed as a private investor since 2004
Peter Espig British Columbia, Canada Director	President, CEO and Director of Nicola Mining Inc since November 2013 Director at ESGold since May 2025	October 27, 2025 - present	13,674(4)
Andrew Lyons (6) British Columbia, Canada Director	CEO and President of Lakestone Gold Corp. since April 2020	December 10, 2021 - present	92,959(5)
Douglas L. Mason (6)(7)(8) British Columbia, Canada Chairman and Director	Chairman and CEO of Magnus Goldcorp Inc. since November 2013 Director of Naturally Splendid Enterprises Ltd. from 2015 to 2019, and CEO from 2017 to 2019	December 4, 2023 - present	93,056(9)
David Cates (7)(8) Ontario, Canada Director	President and CEO of Denison Mines Corp., since 2015	October 4, 2024 - present	107,377(10)
Amanda Willett (6)(7)(8) British Columbia, Canada Director	Vice President Legal and Corporate Secretary of Denison Mines Corp., since 2020	December 20, 2024 - present	53,488(11)

Notes:

(1)	The information in the table above as to the principal occupation and business or employment of the director nominees has been furnished by each nominee and is not within the knowledge of, nor independently verified by, management of the Company.
(2)	The information as to the number of Foremost Shares beneficially owned, controlled or directed, directly or indirectly, is not within the knowledge of management of the Company and has been furnished by the respective director nominees, or obtained from information available to the Company through SEDI and/or in reports provided by the transfer agent of the Company. The totals reflect the Foremost Shares currently held and the Foremost Shares issuable upon the exercise of Foremost Options and/or warrants of the Company.
(3)	Consists of 31,970 Foremost Shares held directly by Mr. Barnard, 38,640 Foremost Shares owned by Claimbank Exploration Ltd. (“Claimbank”), 60,313 Foremost Shares owned by Ora Nutraceuticals, Inc. (“Ora”), 54,078 Foremost Shares issuable upon exercise of stock options at $6.01 or $2.51 per Foremost Share, and 164,573 RSUs. Mr. Barnard is the sole owner of each entity and has sole control over the Foremost Shares held by Claimbank and Ora. The Foremost Options and RSUs are held directly by Mr. Barnard. Additionally, this includes Mr. Barnard’s spouse, Ms. Barnard’s indirect holdings of 179,939 Foremost Shares through 1374646 B.C. LTD and direct holdings of 275,447 Foremost Shares and 26,899 Foremost Shares issuable to Ms. Barnard upon exercise of Foremost Options at $6.01 or $2.51 per Foremost Share and 86,615 RSUs.

(4)	Consists of 13,647 RSUs.
(5)	Consists of 10,500 Foremost Shares, 39,089 Foremost Shares issuable upon exercise of Foremost Options at exercise prices of $8.20, $6.01 or $2.51, and 43,070 RSUs.
(6)	Member of the Foremost CG&N Committee.
(7)	Member of the Foremost Audit Committee.
(8)	Member of the Foremost Compensation Committee.
(9)	Consists of 19,056 Foremost Shares owned by Mr. Mason, 8,000 Foremost Shares owned by Waterfront Capital Partners Inc. (“Waterfront Capital”), 20,000 Foremost Shares issuable upon exercise of options at $4.98, and 46,000 RSUs. Mr. Mason is the sole owner of Waterfront Capital and has the sole voting over the Foremost Shares held by Waterfront Capital.
(10)	Consists of 43,000 Foremost Shares, 6,815 Foremost Shares issuable upon exercise of Foremost Options at $2.51, 20,000 Foremost Shares issuable upon exercise of Foremost Share purchase warrants at $4.00 and 37,562 RSUs and.
(11)	Consists of 2,500 Foremost Shares and 9,200 Foremost Shares issuable upon exercise of Foremost Options at $1.38, 2,500 Foremost Shares issuable upon exercise of Foremost Share purchase warrants at $4.00 and 39,288 RSUs.

Cease Trade Orders

To the knowledge of the management of the Company, no proposed nominee for election as a director of the Company:

(a)	is, at the date of this Circular, or has been within ten (10) years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that,

(i)	was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than thirty (30) consecutive days (an "Order") that was issued while the proposed director was acting in the capacity as a director, chief executive officer or chief financial officer; or

(ii)	was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer,

(b)	is, at the date of this Circular, or has been within ten (10) years before the date of this Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets,

(c)	has, within the ten (10) years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director, or

(d)	has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable shareholder in deciding whether to vote for a proposed director.

Nomination of Alternative Directors

Pursuant to the advance notice provisions (the "Advance Notice Provisions") in the constating documents of the Company, advance notice must be provided to the Company in circumstances where nomination of persons for election to the Foremost Board are made by Shareholders of the Company. The Advance Notice Provisions set a deadline by which Shareholders must submit nominations (a "Notice") to the Company for the election of directors prior to any annual meeting of Shareholders. The Advance Notice Provisions also set forth the information that a Shareholder must include in the Notice to the Company and establish the form in which the Shareholder must submit the Notice for the Notice to be in proper written form.

In the case of an annual meeting of Shareholders, a Notice must be provided to the Company not less than thirty (30) days and not more than sixty-five (65) days prior to the date of such meeting (except that, if the meeting is to be held on a date that is less than fifty (50) days after the date that the notice was provided, the notice by the nominating Shareholder shall be made not less than the close of business on the 10th day after the notice of the meeting is provided). The Advance Notice Provisions are available for viewing in the articles of the Company available under the Company's profile on SEDAR+, at www.sedarplus.ca.

As at the date of this Circular, the Company has not received a Notice in compliance with the Advance Notice Provisions and, as such management's nominees for election as directors set forth herein shall be the only nominees eligible to stand for election at the Meeting.

Management recommends Shareholders vote FOR the election of each of the nominees listed above as directors of the Company for the ensuing year. Unless directed to the contrary, it is the intention of the Management Proxyholders named in the enclosed instrument of proxy to vote proxies FOR each of the nominees.

APPROVAL OF THE APPOINTMENT OF AUDITOR

Shareholders will be asked to vote for the appointment of Davidson and Company LLP, Chartered Professional Accountants, as auditor of the Company to hold office until the next annual meeting of Shareholders, or until a successor is appointed, and to authorize the directors of the Company to fix the remuneration of the auditor.

Dismissal of Independent Registered Public Accountants

On March 25, 2025, the Audit Committee dismissed MNP LLP, Chartered Professional Accountants as the Company's independent registered public accounting firm. The reports of MNP on the Company's consolidated financial statements for the fiscal year ended March 31, 2024 did not contain any adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal year ended March 31, 2024 and through the date of MNP's dismissal, there were (i) no "disagreements" between the Company and MNP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of MNP would have caused MNP to make reference to the subject matter of the disagreement in connection with its reports on the Company's consolidated financial statements for such years, and (ii) no "reportable events", as such terms are defined in section 4.11 of NI 51-102.

Engagement of New Independent Registered Public Accountant

On March 25, 2025, the Audit Committee appointed Davidson and Company LLP, Chartered Professional Accountants, as the Company's independent registered public accounting firm for the fiscal year ended March 31, 2025.

During the fiscal year ended March 31, 2025, neither the Company nor anyone on its behalf has consulted with Davidson and Company LLP, Chartered Professional Accountants, with respect to either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's consolidated financial statements, and neither a written report nor oral advice was provided to the Company that Davidson and Company LLP, Chartered Professional Accountants, concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a "disagreement" or a "reportable event" as such terms are defined in section 4.11 of NI 51-102.

Management recommends Shareholders vote FOR the appointment of Davidson and Company LLP, Chartered Professional Accountants, as auditor of the Company for the ensuing year and authorize the Foremost Board to fix the auditor's remuneration. Unless directed to the contrary, it is the intention of the Management Proxyholders named in the enclosed instrument of proxy to vote proxies FOR the appointment of Davidson and Company LLP, Chartered Professional Accountants, as auditors of the Company until the close of its next annual meeting and to authorize the Foremost Board to fix the auditor's remuneration.

APPROVAL OF THE AMENDMENT TO THE FOREMOST INCENTIVE PLAN

Amendments Requiring Shareholder Approval at the Meeting

On October 25, 2025, the Foremost Board approved, subject to Shareholder approval at the Meeting, the following principal amendment to the Foremost Incentive Plan (the "Foremost Incentive Plan Amendments"), such that among other things, the Foremost Incentive Plan Amendments:

(a)	converted the Foremost Incentive Plan from a “fixed number” plan restricting the maximum aggregate number of Foremost Shares issuable pursuant to outstanding options ("Foremost Options" or "Options"), restricted share units ("RSUs"), performance share units ("PSUs") and/or deferred share units ("DSUs", together with the Foremost Options, RSUs and PSUs, the "Foremost Awards" or "Awards") to be no more than 1,500,000 Foremost Shares, to a “rolling” or “evergreen” plan, pursuant to which the aggregate number of Foremost Shares that may be issued pursuant to the outstanding Awards is equal to 15% of the issued and outstanding Foremost Shares at the time of grant, calculated on non-diluted basis;

(b)	implemented a 5% annual burn rate cap such that the maximum aggregate number of Foremost Shares that may be issued pursuant to outstanding Foremost Awards granted under the Foremost Incentive Plan within any twelve-month period shall be equal to 5% of the issued and outstanding Foremost Shares at the time of grant, calculated on a non-diluted basis;

(c)	provided that, upon the termination of a participant’s position with the Company without cause within 12 month following the completion of a transaction resulting in a Change in Control (as defined herein) of the Company, any unvested PSUs held by a participant shall vest based on adjustment factors determined by the plan administrator, replacing the provision under the unamended Foremost Incentive Plan where all unvested PSUs shall vest immediately under the same circumstances; and

(d)	modified the treatment of Awards upon voluntary resignation by a participant, such that any vested Options may be exercised at any time during the period ending on the earlier of (A) the original expiry date of such Options or (B) the date that is 90 days after the termination date of the participant, replacing the current provision under the Foremost Incentive Plan that results in the forfeiture or cancellation of any Awards that have not been exercised, surrendered or settled as of the termination date.

The proposed Foremost Incentive Plan Amendments are to advance the interests of the Company by enhancing the ability of the Company to attract, motivate and retain employees, officers, directors and consultants, reward such persons for their sustained contributions and encourage such persons to take into account the long-term performance of the Company.

A summary of the material terms of the Foremost Incentive Plan, including the proposed Foremost Incentive Plan Amendments described above, is set out under the heading "Statement of Executive Compensation – Foremost Incentive Plan." The summary is qualified in its entirety by the full text of the amended and restated Foremost Incentive Plan (the "Amended and Restated Foremost Incentive Plan") reflecting the Foremost Incentive Plan Amendments attached to this Circular as Schedule "A".

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution approving the Foremost Incentive Plan Amendments. The text of the ordinary resolution which management intends to place before the Meeting (the "Foremost Incentive Plan Amendment Resolution") is as follows:

"BE IT RESOLVED, as an ordinary resolution of Shareholders, that:

(1)	the amended and restated stock incentive plan of the Company (the ‘Amended and Restated Foremost Incentive Plan’), substantially in the form attached hereto as Schedule 'A', and the reservation for issuance thereunder of up to 15% of the aggregate number of common shares of the Company pursuant to the Amended and Restated Foremost Incentive Plan as are issued and outstanding from time to time, be and is hereby authorized and approved;

(2)	the board of directors of the Company be and is hereby authorized in its absolute discretion to administer the Amended and Restated Foremost Incentive Plan, in accordance with its terms and conditions, and to further amend or modify the Amended and Restated Foremost Incentive Plan in accordance with the terms thereof; and

(3)	any one director or officer of the Company be and is hereby authorized and directed to do all such acts and things and to execute and deliver, under the corporate seal of the Company or otherwise, all such deeds, documents, instruments and assurances as in his or her opinion may be necessary or desirable to give effect to the foregoing resolutions, including, without limitation, making any changes to the Amended and Restated Foremost Incentive Plan required by the CSE or applicable securities regulatory authorities and to complete all transactions in connection with the administration of the Amended and Restated Foremost Incentive Plan."

For the foregoing Foremost Incentive Plan Amendment Resolution to be passed, it must be approved by a simple majority of the votes cast by Shareholders in person or represented by proxy at the Meeting. If the Foremost Incentive Plan Amendment Resolution is not approved at the Meeting, the Company will be permitted to issue no more than 1,500,000 Foremost Shares pursuant to Foremost Awards granted under the current Foremost Incentive Plan, of which 518,772 Foremost Shares remain available for future issuances as of the Record Date. This remaining pool may be insufficient to support the Company's ongoing efforts to attract, motivate, and retain employees, officers, directors, and consultants through equity-based incentives beyond the near term. If the Foremost Incentive Plan Amendment Resolution is not approved at the Meeting, the Company’s ability to use equity compensation as a tool to attract and retain skilled personnel and align the interests of such individual with the long-term performance of the Company will be significantly constrained.

Management of the Company has reviewed the Foremost Incentive Plan Amendment Resolution, concluded that it is fair and reasonable to the Shareholders and in the best interest of the Company, and recommends Shareholders vote FOR the Foremost Incentive Plan Amendment Resolutions. Unless directed to the contrary, it is the intention of the Management Proxyholders named in the enclosed instrument of proxy to vote proxies FOR the approval of the Amended and Restated Foremost Incentive Plan.

OTHER MATTERS TO BE ACTED ON

Management of the Company is not aware of any other matters to come before the Meeting other than as set forth in the Notice of Meeting that accompanies this Circular. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed proxy form to vote the shares represented thereby in accordance with their best judgment on such subject matter.

STATEMENT OF EXECUTIVE COMPENSATION

Definitions

For the purposes of this Statement of Executive Compensation, the below terms are defined as follows:

(a)	"company" includes other types of business organizations such as partnerships, trusts and other unincorporated business entities;

(b)	"compensation securities" includes stock options, convertible securities, exchangeable securities and similar instruments including stock appreciation rights, deferred share units, and restricted stock units granted or issued by the Company or one of its subsidiaries for services provided or to be provided, directly or indirectly, to the Company or any of its subsidiaries;

(c)	"named executive officer" or "NEO" means each of the following individuals:

(i)	each individual who, in respect of the company, during any part of the most recently completed financial year, served as CEO including an individual performing functions similar to a CEO;

(ii)	each individual who, in respect of the company, during any part of the most recently completed financial year, served as CFO including an individual performing functions similar to a CFO;

(iii)	in respect of the company and its subsidiaries, each of the three highly compensated executive officers of the Company, other than the individuals identified in paragraphs (a) and (b), at the end of the most recently completed financial year whose total compensation was more than $150,000 for that financial year;

(iv)	each individual who would be a named executive officer under paragraph (c) but for the fact that the individual was not an executive officer of the company, and was not acting in a similar capacity, at the end of that financial year;

(d)	"non-executive director" or "NED" refers to a member of the Foremost Board who, not being an employee of the company, provides independent oversight and strategic direction, focusing on policy-making, planning, and ensuring that the Company's operations align with stakeholder interests rather than day-to-day management.

(e)	"plan" includes any plan, contract, authorization, or arrangement, whether or not set out in any formal document, where cash, compensation, securities, or any other property may be received, whether for one or more persons.

Compensation Discussion and Analysis

The following discussion describes the significant elements of Foremost's executive compensation program, with particular emphasis on the process for determining compensation payable to Foremost's NEOs. This summary provides insight into executive compensation as a key aspect of the overall stewardship and governance of the Company and will help investors understand how decisions about executive compensation are made.

For the financial year ended March 31, 2025, Foremost had the following NEOs: Jason Barnard (President and Chief Executive Officer), Dong Shim (Chief Financial Officer), Sead Hamzagic (former Chief Financial Officer), and Christina Barnard (Chief Operating Officer).

Objectives of the Company's Compensation Program

Foremost strives to improve Shareholder value through sustainable corporate performance. The Company recognizes that its employees and, in particular, the leaders within the organization have a significant impact on Foremost's success.

Foremost's compensation practices are based on a pay-for-performance philosophy in which assessment of performance is based on the Company's financial and operational performance as well as individual contributions.

In determining NEO compensation, the Foremost Board and Foremost Compensation Committee, which consists of only independent directors, strives to:

(a)	retain an executive critical to the success of the Company and the enhancement of shareholder value;

(b)	attract and motivate executives who are instrumental to the success of the Company and the enhancement of shareholder value;

(c)	align employee interests with the business objectives of Foremost;

(d)	align compensation with Foremost's corporate strategy and financial interests as well as the long-term interests of Shareholders and the communities in which it operates; and balancing the interests of management and Shareholders; and

(e)	be viewed as fair and reasonable to Shareholders, in scale with local market and similar positions in comparable companies.

Managing Risks

Foremost has a series of governance and operational controls to mitigate risks stemming from its compensation structure, including the establishment of the Foremost Compensation Committee which, amongst other matters, is responsible for considering the appropriateness of remuneration in light of performance outcomes and market conditions. The Foremost Compensation Committee meets as required, but not less than once each year and reports to the Foremost Board. Additional risk management initiatives currently employed by the Company are as follows:

•	all Foremost Compensation Committee members are independent directors;

•	discretion is used in adjusting any bonus payments up or down as the Foremost Compensation Committee deems appropriate and recommends;

•	a capped bonus plan design was established;

•	executives and non-employee directors are subject to share ownership guidelines; and

•	a clawback policy was adopted, which allows certain incentive compensation paid by the Company to an executive to be clawed back if such compensation was based on the achievement of financial results that were a result of erroneous data or material noncompliance of the Company with any financial reporting requirements.

All of Foremost's executives, employees and directors are subject to Foremost's insider trading policy, which prohibits trading in Foremost's securities while in possession of undisclosed material information about Foremost. Under this policy, such individuals are also prohibited from active trading or short-term speculation involving Foremost's securities, including short sales, puts and calls. Furthermore, Foremost permits executives to trade in its securities only during prescribed trading windows.

Compensation Oversight / Decision Making

At the beginning of each year, the Foremost Board reviews the Company's performance and the analysis and recommendations from (i) the Foremost Compensation Committee in respect of NEO compensation and (ii) the CEO in respect of compensation for the COO and their direct staff and all staff under their supervision. As applicable, the Foremost Compensation Committee and CEO provides to the Foremost Board (i) their assessment of the competitiveness of base salaries within Foremost's peer group, (ii) their recommendations for annual performance incentives for the Company's executives, based on the prior year's performance of such executives and the Company as a whole, and (iii) their recommendations regarding base salaries, long term incentive awards and annual performance objectives for the current fiscal year.

The Foremost Compensation Committee reviews all of Foremost's policies and programs relating to executive compensation and makes recommendations to the Foremost Board, as follows:

Establishing objectives to measure performance

The objectives of the CEO are reviewed by the Foremost Compensation Committee and recommended to the Foremost Board for ultimate approval. The Foremost Compensation Committee reviews and approves the annual objectives of the other NEOs, except for the COO and direct staff of the CEO and employees under the CEOs supervision.

Evaluating Performance

The performance of the CEO is reviewed by the Foremost Compensation Committee. The CEO is responsible for evaluating the performance of their direct reports and makes recommendations for their awards, including equity, to the Foremost Compensation Committee for review and approval.

Determining compensation packages	The CEO's base salary and bonus awards are reviewed by the Foremost Compensation Committee prior to recommendation to the Foremost Board for ultimate approval. The base salaries and bonuses of the other NEOs are reviewed and approved by the Foremost Compensation Committee. The Foremost Board approves all equity-based grants.

Foremost Compensation Committee

The Foremost Compensation Committee is a sub-committee of the Foremost Board, consisting of David Cates (Chairman), Amanda Willett and Douglas Mason, each of whom satisfy the "independence" requirements of Rule 10A-3 under the Exchange Act and NASDAQ Listing Rule 5605(c)(2).

The Foremost Compensation Committee is chartered to:

(a)	make recommendations to the Foremost Board regarding corporate goals and objectives relevant to the compensation of the Company's CEO and other senior executive officers;

(b)	evaluate the performance of the CEO and other senior executive officers in light of those goals and objectives and make recommendations to the Foremost Board with respect to the compensation level of the CEO and other senior executive officers;

(c)	make recommendations to the Foremost Board with respect to the grant of Foremost Options under the Foremost Incentive Plan, as amended from time to time or other grants under equity-based plans;

(d)	recommend to the Foremost Board the cash and non-cash compensation policies for the non-executive directors;

(e)	make recommendations to the Foremost Board with respect to amendments to the Foremost Incentive Plan or other equity-based plans or implementing other equity-based plans;

(f)	assist the Foremost Board in evaluating potential candidates for senior executive officer positions with the Company;

(g)	review, discuss with management and approve the Company's disclosures regarding compensation for use in any of the Company's public disclosure documents; and

(h)	produce a compensation committee report on executive officer compensation as required by applicable securities laws.

Foremost Compensation Program

The Foremost Board adopted a comprehensive compensation framework effective April 1, 2024 (the "Foremost Compensation Program" or the "Program"). The Program is designed to provide a competitive total compensation structure for the Company's directors, executive officers, and senior leadership team, and to align their interests with those of the Company's shareholders over the long term.

Pursuant to the Foremost Compensation Program, the Company (a) adjusted the formulation of the elements in the bonus plan and (b) introduced an executive share ownership policy (the "Share Ownership Policy"). For further particulars of the changes made pursuant to the Foremost Compensation Program, see "Share Ownership Policy" and "NEO Compensation Components" below.

No compensation consultant or advisor was retained during the fiscal year ended March 31, 2025 to assist the Board of Directors or the Foremost Compensation Committee in determining compensation for any of the Company's directors or executive officers.

The Foremost Compensation Program governs all aspects of compensation for the Company's NEOs, including base salary, annual bonuses, equity-based awards and related governance policies such as the Company's Share Ownership Policy.

Benchmarking

In developing the Program, the Foremost Board reviewed the competitive market analysis of Canadian and U.S.-listed mining companies prepared by Global Governance Advisors ("GGA"), an independent compensation consultancy firm, to ensure that the compensation framework reflects prevailing practices of the Company's peer group. The analysis focused on establishing a peer group consisting of companies of similar size and stage of development in the lithium, copper and uranium sectors. The peer selection criteria included:

(a)	companies of a similar size to Foremost, with a market capitalization ranging from 0.25x to 4x;

(b)	consideration of the total asset size of peer companies;

(c)	companies that are in the pre-revenue exploration stage and primarily focus on lithium, copper, and uranium mining;

(d)	companies operating in geographic regions similar to Foremost, to account for geographic risk;

(e)	companies with a similar business strategy and scope of operations to Foremost; and

(f)	publicly traded companies listed on major North American exchanges.

Based on the above criteria, the following peer companies were used for benchmarking purposes:

Fortune Battery Metals Corp	Lion Copper and Gold Corp	Northcliff Resources	Vision Lithium
Avalon Advanced Materials Inc	Grid Metals Corp	Lithium South Development Corp	Peloton Minerals Corp
Electra Battery Materials	International Lithium Corp.	New Age Metals Inc
FE Battery Metals Corp	Kutcho Copper Corp	Nickel Creek Platinum Corp
Generation Mining Ltd	Lithium Bank Corp	North West Copper Corp

At the time the peer group was established, Foremost’s relative market position was at the 54th percentile relative to market capitalization, 78th percentile relative to enterprise value and 39th percentile relative to total assets.

NEO Compensation Components

Under the Foremost Compensation Program, the compensation for NEOs consists of three (3) primary components: (a) base salary, (b) bonuses, and (c) stock-based awards, serving as long term-incentives.

Base Salaries

The Foremost Board approves the salary ranges, or fees paid to NEOs. The review for each NEO is based on assessment of factors such as current competitive market conditions and particular skills, including leadership ability and management effectiveness, experience, responsibility and proven or expected overall performance of the particular individual. The Foremost Board, using this information, together with budgetary guidelines and other internally generated planning and forecasting tools, performs an annual assessment of the compensation of all executive and employee compensation levels.

Pursuant to the Foremost Compensation Program and informed by the competitive market analysis provided by GGA, the Company adjusted certain executive base salaries for the 2024 fiscal year. The GGA analysis indicated that while the CEO's previous base salary was positioned near the median of mineral-specific peers, the Company's successful NASDAQ listing warranted a review against a broader market. The adjustments reflect a targeted, multi-year approach to align with competitive market practices while maintaining fiscal prudence.

The CEO's base salary was increased to $300,000 annually. This adjustment positions the salary competitively within the lower quartile of the broader peer group as the Company progresses towards full market alignment. The COO's base salary was increased to $250,000 annually. This adjustment brings the COO's salary to the market median (50th percentile) for the role, addressing a previously identified gap and ensuring the retention of key operational leadership.

The Foremost Board, using this market data together with budgetary guidelines, performs an annual assessment of all executive compensation levels.

Bonuses / Short Term Incentives.

A bonus structure with a balanced score-card approach was adopted pursuant to the Foremost Compensation Program. The balanced scorecard measures a both corporate and personal objectives that align with Foremost’s strategic initiatives. The performance metric includes appreciation of the Company's share price, financial health, and include strategic and individual performance measures. To ensure a pay-for-performance culture and affordability to Foremost, bonus payouts will only be made if minimum performance levels and progress review results that the Compensation Committee sets in the first quarter of the fiscal year are achieved. The CEO and COO’s target bonus opportunity is 60% and 40% of their base salary respectively.

The Foremost Board, upon recommendation of the Foremost Compensation Committee, approves the NEOs bonus awards, subject to the corporate performance results. Individual performance of the CEO is assessed by the Foremost Compensation Committee, and the CEO's direct report's individual performance is assessed by the CEO. The Foremost Compensation Committee considers the CEO's individual performance assessment and ultimately recommends to the Foremost Board for final approval, the NEOs final bonus awards.

Additionally, the Foremost Board has the discretion to award the annual bonus earned by the CEO using a mix of equity and cash where appropriate. The Foremost Board has the discretion to award up to 100% of the annual bonus in equity, as well as having accelerators allowing up to 150% of bonus for superior performance.

During Fiscal Year ended March 31, 2025 Compensation Committee reviewed the results achieved within the balanced scorecard and determined that the Company’s achieved the following results against each of the target objectives:

•	stock performance, weighted 30% of the bonus opportunity, fell below the threshold level, resulting in 0% of the earned portion of the component weighting;
•	financing performance, weighted 30% of the bonus opportunity, met the target, resulting in 100% of the earned portion of the component weighting;
•	operational performance, weighted 20% of the bonus opportunity, fell between threshold and target levels, resulting in 66.7% of the earned portion of the component weighting; and
•	ESG performance, weighted 10% of the bonus opportunity, met the threshold level, resulting in 50% of the earned portion of the component weighting.

Based on the results achieved, the balanced scorecard multiplier resulted in a bonus equal to 55% of the target bonus for the CEO and COO. Specifically, the CEO and the COO were awarded a bonus of $99,000 and $55,000 respectively.

Long Term Incentives.

As of the financial year ended March 31, 2025, the Company implemented the long-term incentive plan ("LTIP") for the CEO and the COO, which includes and Foremost Options and RSUs. Thereafter, the LTIP program became available for non-employee directors, officers and senior management personnel and consultants of the Company. LTIP is designed to enable the Company to attract and retain experienced and qualified individuals in those positions, and incentivize them to achieve certain Company objectives, by permitting such individuals to directly participate in an increase in per share value created for the Shareholders. The Foremost Incentive Plan is the Company's only equity compensation plan. The Foremost Incentive Plan is an important part of the Company's long-term incentive strategy for its executive officers. The Foremost Incentive Plan is intended to reinforce commitments to long-term growth in profitability and shareholder value.

Foremost Awards

All Foremost Awards are approved by the Foremost Board. The size of the Foremost Awards to officers is dependent on each officer's level of responsibility and authority with the Company and the degree to which such executive officer's long-term contribution will be key to the Company's long-term success. Previous Foremost Awards are taken into account when considering new Foremost Awards.

In addition to recommending the number of options to be granted pursuant to the methodology outlined above, the Foremost Board also makes the following determinations:

1.	the recommended exercise price for each Foremost Option granted;

2.	the date on which each Foremost Option is granted;

3.	the vesting terms for each Foremost Option; and

4.	the other material terms and conditions of each Foremost Option grant.

The Foremost Board makes these determinations subject to the recommendations of the Foremost Compensation Committee and in accordance with the provisions of the Foremost Incentive Plan.

Restricted Share Unit Awards

The Foremost Board may also from time to time make RSU equity compensation grants to certain Eligible Persons, as defined in the Foremost Incentive Plan.

Grants (including a grant or right granted under the Foremost Incentive Plan consisting of one or more Foremost Shares) may be made to eligible persons on such terms and conditions consistent with the Foremost Incentive Plan as the Foremost Board shall determine, provided that, in determining the eligible persons to whom grants are to be made and the value of the grant for each grant, the Foremost Board shall take into account the terms of any written employment agreement or contract for services between an eligible person and the Company and may take into account such other factors as it shall determine in its sole and absolute discretion. Each award agreement issued in respect of Foremost Shares shall set forth, at a minimum, the type of Foremost Award and award date of the grant evidenced thereby, the number of RSUs subject to such grant, the applicable vesting conditions, the applicable vesting date(s) and the treatment of the grant upon the participant's termination and may specify such other terms and conditions consistent with the terms of the Foremost Incentive Plan as the Foremost Board shall determine or as shall be required under any other provision of the Foremost Incentive Plan.

Year ending March 2025 LTIP Awards

The value of the approved LTIP award for the CEO for the fiscal year ending March 31, 2025 was set at $260,000, while the COO's award was $125,000, being the combined value of the Foremost Options and RSUs granted. The value of Foremost Options issued is determined using a Black-Scholes valuation based on the Company's assumptions at the grant date, in accordance with the Foremost Incentive Plan. These Foremost Options shall vest in three (3) equal installments on the first, second, and third anniversaries of the grant date and have a term of five (5) years. The number of RSUs was calculated in accordance with the Foremost Incentive Plan, as the greater of (i) the market price of a Foremost Share on the grant date or (ii) an amount determined at the sole discretion of the Plan Administrator (being the Foremost Board). The RSUs also vest in three (3) equal installments on the first, second, and third anniversaries of the grant.

Summary Compensation Table

The following table sets forth all compensation paid, payable, awarded, granted, given, or otherwise provided, directly or indirectly, by the Company, or a subsidiary of the Company, for the three most recently completed financial years, to each NEO of the Company, in any capacity, including, for greater certainty, all plan and non-plan compensation, direct and indirect pay, remuneration, economic or financial award, reward, benefit, gift or perquisite paid, payable, awarded, granted, given or otherwise provided to the NEO of the Company for services provided and for services to be provided, directly or indirectly, to the Company or a subsidiary of the Company.

Named Executive Officer and Principal Position	Year Ended March 31	Salary ($)	Share based awards (RSUs) ($) (1)	Option based awards ($) (2)	Non-equity incentive plan compensation		Pension Value ($)	All Other Compensation ($)(4)	Total Compensation ($)
					Annual Incentive Plans ($)(3)	Long-term Incentive Plans ($)
Jason	2025	285,000	90,523	20,530	99,000	Nil	Nil	34,615	529,669
Barnard
President	2024	227,250	Nil	209,647	Nil	Nil	Nil	20,769	457,666
and CEO (5)
	2023	90,000	Nil	Nil	Nil	Nil	Nil	Nil	90,000

Dong Shim CFO (6)	2025	56,250	Nil	42,048	Nil	Nil	Nil	Nil	98,298
	2024	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

	2023	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Sead	2025	29,500	Nil	Nil	Nil	Nil	Nil	Nil	29,500
Hamzagic,
Former	2024	19,500	Nil	66,500	Nil	Nil	Nil	Nil	86,100
CFO 7)
	2023	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Christina Barnard, COO (8)	2025 2024	198,581 145,200	206,912* Nil	9,871 104,824	55,000 Nil	Nil Nil	Nil Nil	39,264 12,923	509,627 262,947

	2023	40,000	Nil	Nil	Nil	Nil	Nil	Nil	40,000

Notes:

(1)	Represents the value of RSUs awarded during the Company’s fiscal year ended March 31, 2025. The value was calculated using the closing price of Foremost's common shares on the CSE on March 29, 2024, being the last trading day of the Company's fiscal year and the grant date of such RSUs, which was $3.22. The RSUs vest equally over a three-year period. *This amount represents a one-time RSU bonus of $160,000 granted in connection with the successful NASDAQ listing.
(2)	Represents the fair market value of the Foremost Options granted in the year under the Foremost Incentive Plan. The fair value of Foremost Options granted is calculated as of the grant date using the Black-Scholes option pricing model.
(3)	Bonuses for the fiscal year ended March 31, 2025 were approved subsequent to year-end and paid in August 2025. These amounts are reported in the "Annual Incentive Plans" column as they relate to performance of the respective NEOs for the fiscal year ended March 31, 2025.
(4)	Represents salary or vacation accruals.
(5)	Mr. Barnard was elected a director in September 2022 and appointed President and CEO in December 2022.
(6)	Mr. Shim was appointed CFO of the Company on August 15, 2024.
(7)	Mr. Hamzagic was appointed CFO of the Company in February 2024 and served until August 15, 2024, when he was succeeded by Mr. Shim.
(8)	Ms. Barnard was appointed COO of the Company on September 28, 2023.

Incentive Plan Awards

(a)	Outstanding Share-Based Awards and Option-Based Awards

The following table sets out information concerning all share-based and option-based awards outstanding at the end of the fiscal year ended March 31, 2025, for each NEO and director.

	Option-based Awards				Share-based Awards(1)
Name	Number of securities underlying unexercise d options (#)	Option exercise price ($)	Option expiration date	Value of unexerci sed in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)(2)	Market or payout value of vested share-based awards not paid out or distributed ($)
Jason Barnard President and CEO	40,000	6.01	09/06/2028	Nil	65,168	78,201.60	Nil
	21,523	2.51	04/01/2029	Nil
Dong Shim CFO	20,000	2.51	11/15/2029	Nil	20,000	20,000	20,000
Christina Barnard COO	20,000	6.01	09/06/2028	Nil	29,115	34,938	Nil
	10,348	2.51	04/01/2029	Nil
Douglas Mason Non-Executive Director	20,000	4.98	12/01/2026	Nil	15,528	18,633.60	Nil
	16,556	2.51	04/01/2029	Nil
David Cates Non-Executive Director	6,851	2.51	11/15/2029	Nil	37,562	45,074.40	Nil
Amanda Willett Non-Executive Director	9,200	1.38	02/12/2030	Nil	39,288	47,145.60	Nil
Johnathan More(3) Former Non-Executive Director	20,000	12.75	09/02/2025	Nil	10,870	13,044	Nil
	5,000	8.20	12/02/2025
	7,500	6.60	09/06/2026
	11,589	2.51	04/01/2029
	20,000	8.20	12/02/2025	Nil	42,870	51,444	Nil
Andrew Lyons Non-Executive Director	7,500	6.60	09/06/2026
	11,589	2.51	04/01/2029

Notes:

(1)	Represents RSUs granted pursuant to the Foremost Incentive Plan.
(2)	Calculated by multiplying the number of Foremost Shares issuable pursuant to the unvested RSU by the market price of the Foremost Shares at March 31, 2025, being $1.20 per Foremost Share.
(3)	Mr. More resigned as a director of the Company effective as of April 1, 2025.

(b)	Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out the value vested or earned under incentive plan awards for each NEO for the financial year ended March 31, 2025.

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year(2) ($)	Non-Equity Incentive plan compensation – Value earned during the year(3) ($)
Jason Barnard	20,530	90,523	99,000
Dong Shim	42,048	Nil	Nil
Sead Hamzagic(4)	Nil	Nil	Nil
Christina Barnard	9,871	206,912	55,000

Notes:

(1)	Calculated based on the difference between the closing price of the Foremost Shares on the vesting date and the exercise price of the Foremost Options multiplied by the number of Foremost Options vested during the year.
(2)	Represents RSUs vested for the year ended March 31, 2025. Please note that no RSUs were settled as of March 31, 2025. Calculated by multiplying the number of vested RSUs by the closing price of the Foremost Shares on the vesting date.
(3)	Represents cash bonuses earned for the year ended March 31, 2025 and paid subsequent to year-end in August 2025.
(4)	Mr. Hamzagic was appointed CFO of the Company in February 2024 and served until August 15, 2024, when he was succeeded by Mr. Shim.

Exercise of Compensation Securities by NEOs

No exercises of compensation securities by any NEO occurred during the financial year ended March 31, 2025.

Director Compensation

For a description of the compensation paid to the Company's NEO(s) who also act as directors, see the "Summary Compensation Table" above.

Directors' compensation at Foremost reflects the time, effort, and expertise required of directors in fulfilling their independent fiduciary role in guiding the Company's strategy to benefit Shareholders while also aiming to attract and retain high-quality individuals.

The Foremost Compensation Committee regularly reviews director compensation levels and makes recommendations for the Foremost Board to consider. Non-executive director compensation includes both cash and incentive-based awards. Directors can elect to receive a portion of their cash fees in the form of DSUs under the Foremost Incentive Plan.

Under the Foremost Compensation Program, non-executive directors receive a fixed annual cash retainer of $30,000 each, with the Chair of the Foremost Board receiving an additional $10,000. Chairs of the Foremost Board committees are entitled to an additional cash retainer of $5,000 per year with the exception of the Chair of the Audit Committee, who receives an additional $10,000 cash retainer.

In addition to the cash retainer, each non-executive director is eligible for an annual share-based compensation grant, consisting of an equal mix of Foremost Options and RSUs, valued at $70,000. In recognition of the chair of the Foremost Board having greater responsibilities to the Company, a $30,000 additional premium is allocated to the chair’s compensation, resulting in a stock equity grant valued at $100,000 per year. Foremost Options are valued using a Black-Scholes calculation based on the Company's assumptions at the grant date, in accordance with the Foremost Incentive Plan. The value of RSUs is also determined under the Foremost Incentive Plan, based on the greater of (i) the market price of a Foremost Share on the grant date or (ii) an amount determined at the sole discretion of the Plan Administrator (being the Board of Directors), being $3.70 per Foremost Share.

Director Compensation Table – Non-Executive Directors

The following table sets out the information concerning the compensation paid by Foremost to each of the directors of Foremost for the fiscal year ending March 31, 2025. The NEDs for this period were Douglas Mason (Chair), David Cates, Johnathan More, Andrew Lyons, Amanda Willett, and Michael McLeod.

Name	Fees Earned ($)	Share- based awards ($)	Option-based Awards (1) ($)	Non-equity incentive plan compensation ($) (2)	Total Compensation ($)
Douglas Mason	50,000	41,927	33,353	Nil	125,280
David Cates	15,755	5,434	14,328	Nil	35,517
Johnathan More(3) (Former Director)	36,000	29,350	23,347	Nil	88,697
Andrew Lyons	30,000	29,350	23,347	Nil	82,697
Amanda Willett	9,739	9,587	10,200	Nil	29,517
Michael McLeod(4) (Former Director)	25,096	21,385	23,347	Nil	69,828

Notes:

(1)	Represents the fair value of Foremost Options granted in the year under the Foremost Incentive Plan. All Foremost Options were issued fully vested. The fair market value of the Foremost Options granted was calculated as of the grant date using the Black-Scholes option pricing model.
(2)	No non-equity incentive plan compensation was granted to directors of the Company during the year ended March 31, 2025.
(3)	Mr. More resigned as a director of the Company effective as of April 1, 2025.
(4)	Mr. McLeod ceased to be director of the Company on December 20, 2024, when he did not stand for re-election.

Incentive Plan Awards

See "Incentive Plans Awards" above for information concerning the share-based and option-based awards outstanding at the end of the most recently completed financial year for each director.

Exercise of Compensation Securities by NEDs

No exercises of compensation securities by any NED of the Company occurred during the financial year ended March 31, 2025.

Share Ownership Policy

As part of the Foremost Compensation Program, the Company adopted a Share Ownership Policy, effective April 1, 2024. The purpose of the Share Ownership Policy is to align the financial interests of executives and directors with the long-term performance of the Company and to foster an ownership mentality among executives and members of the Foremost Board. The Program aims to minimize excessive risk-taking that may generate short-term gains at the expense of long-term value, while also supporting good governance principles favored by shareholder groups.

The Share Ownership Policy applies to all non-employee members of the Foremost Board, the CEO, the COO and members of the senior leadership team, and other vice presidents.

The minimum share ownership guideline under the Share Ownership Policy are as follows:

•	3x annual cash retainer for non-employee directors;

•	3x base salary for the CEO;

•	1.5x base salary for the COO; and

•	1x base salary for vice presidents.

The value of a participant’s share ownership requirement is based upon their current annual base salary or annual cash retainer, as applicable. The determination of whether a participant meets the applicable ownership guideline is made in January of each year and calculated based on the higher of: (i) the closing price of the Foremost Shares on the Nasdaq Exchange on the last trading day of the most recently completed calendar year; and (ii) the average price at which a participant acquired their Foremost Shares, and, in the case of RSUs and DSUs held by a Participant at the end of the calendar year, the underlying value attributed to such RSUs and DSUs as at their grant date. Participants are notified in January of each year as to the status of their compliance with the minimum share ownership guidelines.

The approximate share ownership values for the Foremost Board, the CEO and the COO are set forth in the below table.

Name	Base Pay	Multiple of Base Pay	Securities Ownership Value	Securities Holdings as a Multiple of Base Pay	Status(1)
Douglas Mason	$50,000	3x	Shares: $30,482 RSUs: $32,143	1.3x	Within compliance period
			Total Value: $62,625
Jason Barnard	$300,000	3x	Shares: $1,307,553 RSUs: $134,898	4.8x	Compliant
			Total Value: $1,422,451
Andrew Lyons	$30,000	3x	Shares: $77,500 RSUs: $22,501	3.3x	Compliant
			Total Value: $100,001
Amanda Willett	$35,000	3x	Shares: $8,725 RSUs: $Nil	0.2x	Within compliance period
			Total Value: $8,725
David Cates	$35,000	3x	Shares: $96,970 RSUs: $11,099	3.1x	Compliant
			Total Value: $108,069
Christina Barnard	$250,000	1.5x	Shares: $948,714 RSUs: $189,200	4.6x	Compliant
			Total Value: $1,137,914

Notes:

(1)	The status “within compliance period” indicates that the participant has not yet met the minimum ownership guideline but remains within the five-year compliance period beginning on the later of the (i) the participant’s date of hire, appointment or election (as applicable) and (ii) April 1, 2024.

The minimum share ownership guideline applicable to a participant is expected to be satisfied by each participant by the fifth (5th) anniversary of the later of (i) the participant’s date of hire, appointment or election (as applicable) and (ii) April 1, 2024. In the event of an increase in a participant’s annual base salary or annual cash retainer as a result of a promotion, the participant will have an additional two (2) years from the date of the promotion to acquire any additional Foremost Shares required to meet the ownership guidelines based on their increased annual base salary or annual cash retainer, as applicable.

Additional Compensation Disclosure

Pension Disclosure

The Company does not have any pension, retirement, defined benefit, defined contribution or deferred compensation plans that provides for payments or benefits to its directors and NEOs at, following, or in connection with retirement and none are proposed at this time.

Performance Graph

The following graph compares the cumulative shareholder return on an investment of $100 in the Foremost Shares from March 31, 2020 to March 31, 2025, with a cumulative total shareholder return to the CSE Composite Index over the same period.

Employment, Consulting and Management Agreements

The Company has entered into the following employment, consulting and management agreements with Jason Barnard, Christina Barnard and Dong Shim (collectively, the "Executive Contracts").

Jason Barnard

On May 10, 2023, the Company entered into an executive employment agreement with Jason Barnard to continue serving as CEO and President. His annual compensation was initially set at $180,000. The agreement included a provision for his base salary to increase to $270,000 upon the successful listing of the Foremost Shares on the NASDAQ, which was achieved on August 24, 2023. Following GGA's review of Foremost's compensation structure, the Foremost Board approved a recommendation from the Foremost Compensation Committee to raise Mr. Barnard's base salary to $300,000, effective April 1, 2024. Additionally, Mr. Barnard's agreement allows for equity compensation at the sole discretion of the Foremost Board. The Company will reimburse him for reasonable travel and business expenses incurred while performing his duties. Mr. Barnard may terminate the agreement with two (2) months' notice, while the Company may terminate him at any time. If the Company terminates him without just cause, he will receive a severance payment equal to twelve (12) months of his base salary at the time of termination. Should the Company terminate him within twelve (12) months following a change in control, the severance payment will increase to twenty-four (24) months of his annual base salary.

Christina Barnard

On May 10, 2023, the Company entered into an executive employment agreement with Christina Barnard to continue as Vice President of Operations, with her annual compensation initially set at $120,000. The agreement included a provision for her base salary to increase to $168,000 upon the successful listing of the Foremost Shares on the NASDAQ, which was achieved on August 24, 2023. On September 28, 2023, Christina Barnard was appointed COO, a role that did not affect her compensation under her employment agreement. Following GGA's compensation analysis, the Foremost Board approved a recommendation from the Foremost Compensation Committee to raise Ms. Barnard's base salary to $250,000, effective April 1, 2024. Additionally, Ms. Barnard's agreement allows for equity compensation at the sole discretion of the Foremost Board, and the Company will reimburse her for reasonable travel and business expenses incurred in her role. Ms. Barnard may terminate her agreement with (8) eight weeks' notice, while the Company may terminate her at any time. If terminated without just cause, she will receive a severance payment equal to twelve (12) months of her base salary at the time of termination. If terminated within twelve (12) months of a change in control, her severance will be equivalent to twenty-four (24) months of her annual base salary.

Dong Shim

On August 15, 2024, the Company entered into a consulting agreement with Dong Shim to serve as CFO, with a consulting fee of $7,500 per month. The agreement also allows for the possibility of equity compensation at the sole discretion of the Foremost Board. Additionally, the Company will reimburse Mr. Shim for reasonable expenses related to his duties. Either party may terminate the agreement for any reason with sixty (60) days' prior written notice. If the Company terminates the agreement within twelve (12) months following a change in control, Mr. Shim will receive a severance payment equal to three (3) months of his consulting fee at that time. The Company has also agreed to indemnify Mr. Shim against certain liabilities and expenses arising from claims related to his position as an officer.

Sead Hamzagic

On February 1, 2024, the Company entered into a consulting agreement with Mr. Hamzagic to serve as CFO for a consulting fee of $6,000 per month. The agreement was terminated effective August 15, 2024, when Mr. Hamzagic was succeeded by Mr. Shim as the CFO of the Company.

The consulting agreement provided that Mr. Hamzagic is eligible to be granted equity compensation at the sole discretion of the Foremost Board. In addition, the Company was to reimburse Mr. Hamzagic for reasonable expenses in connection with the performance of his duties. Either party to the consulting agreement may terminate the agreement for any reason, at any time, with 90 days' prior written notice. In the event of termination by the Company within twelve months following a change in control, the Company has agreed to pay to Mr. Hamzagic, as severance, a lump sum payment in the amount equal to six (6) months of his consulting fee at that time. The Company has also agreed to indemnify Mr. Hamzagic against certain liabilities and expenses incurred in connection with claims made by reason of his being an officer.

Foremost Incentive Plan

The following is a summary of certain provisions of the Foremost Incentive Plan, as amended by the Foremost Incentive Resolution. This description is intended as a summary only and is qualified in its entirety by the full text of the Foremost Incentive Plan, as amended, a copy of which is attached hereto as Schedule "A".

Summary of Material Terms

Shares Subject to the Foremost Incentive Plan

The current Foremost Incentive Plan is a fixed number share plan which provides that the aggregate maximum number of common shares, being the Foremost Shares, that may be issued upon the exercise or settlement of Foremost Awards granted under it shall not exceed 1,500,000 Foremost Shares subject to the adjustment provisions provided for therein (including those that apply in the event of a subdivision or consolidation of Foremost Shares). Such maximum number of Foremost Shares consists of: (i) 317,000 Foremost Shares issuable pursuant to outstanding Foremost Awards previously granted and that remain outstanding, and (ii)1,183,000 additional Foremost Shares that may be issued under the Foremost Incentive Plan.

The proposed Foremost Incentive Plan Amendment seeks to convert the plan from a fixed plan to a rolling 15% share plan. Assuming that the that Foremost incentive Plan Amendment is approved at the Meeting, the aggregate maximum number of Foremost Shares that may be issued upon the exercise or settlement of Foremost Awards granted it shall be equal to 15% of the issued and outstanding Foremost Shares at the time of the grant, calculated on a non-diluted basis, subject to the adjustment provisions provided for therein (including those that apply in the event of a subdivision or consolidation of Foremost Shares). The proposed Foremost Incentive Plan Amendment further provides that the maximum aggregate number of Foremost Shares that may be issued pursuant to outstanding Foremost Awards granted under the Foremost Incentive Plan within any twelve-month period shall be equal to 5% of the issued and outstanding Foremost Shares at the time of grant, calculated on a non-diluted basis.

Administration of the Foremost Incentive Plan

The Foremost Board is the administrator of the Foremost Incentive Plan (the "Plan Administrator"). To the extent permitted by applicable law, the Foremost Board may, from time to time, delegate to a committee of the Foremost Board all or any of the powers conferred on the Plan Administrator pursuant to the Foremost Incentive Plan, including the power to sub-delegate to any member(s) of such committee or any specified officer(s) of the Company or its subsidiaries all or any of the powers delegated by the Foremost Board. In such event, the committee or any sub-delegate will exercise the powers delegated to it in the manner and on the terms authorized by the delegating party. The Plan Administrator determines which directors, officers, consultants and employees are eligible to receive Awards under the Foremost Incentive Plan, the time or times at which Awards may be granted, the conditions under which Awards may be granted or forfeited to the Company, the number of Foremost Shares to be covered by any Foremost Award, the exercise price of any Foremost Award, whether restrictions or limitations are to be imposed on the Foremost Shares issuable pursuant to grants of any Foremost Award, and the nature of any such restrictions or limitations, any acceleration of exercisability or vesting, or waiver of termination regarding any Foremost Award, based on such factors as the Plan Administrator may determine.

In addition, the Plan Administrator interprets the Foremost Incentive Plan and may adopt guidelines and other rules and regulations relating to the Foremost Incentive Plan and make all other determinations and take all other actions necessary or advisable for the implementation and administration of the Foremost Incentive Plan.

Eligibility

All directors, employees and consultants are eligible to participate in the Foremost Incentive Plan. The extent to which any such individual is entitled to receive a grant of a Foremost Award pursuant to the Foremost Incentive Plan will be determined at the sole and absolute discretion of the Plan Administrator.

Types of Awards

Awards of Foremost Options, RSUs, PSUs and DSUs may be made under the Foremost Incentive Plan. All of the Awards described below are subject to the conditions, limitations, restrictions, exercise price, vesting, settlement and forfeiture provisions determined by the Plan Administrator, in its sole discretion, subject to such limitations provided in the Foremost Incentive Plan and will generally be evidenced by a Foremost Award agreement. In addition, subject to the limitations provided in the Foremost Incentive Plan and in accordance with applicable law, the Plan Administrator may accelerate or defer the vesting or payment of Awards, cancel or modify outstanding Awards and waive any condition imposed with respect to Awards or Foremost Shares issued pursuant to Awards.

Foremost Options

A Foremost Option entitles the holder thereof to purchase a prescribed number of Foremost Shares at an exercise price set at the time of the grant. The Plan Administrator will establish the exercise price at the time each Option is granted, which exercise price must in all cases be not less than the greater of the closing market price of the Foremost Shares on (i) the trading day prior to the date of grant of the Foremost Options; and (ii) the date of grant of the Foremost Options. Subject to any accelerated termination as set forth in the Foremost Incentive Plan, each Option expires on its respective expiry date. The Plan Administrator has the authority to determine the vesting terms applicable to grants of Foremost Options. Once an Option becomes vested, it shall remain vested and shall be exercisable until expiration or termination of the Option, unless otherwise specified by the Plan Administrator, or as otherwise set forth in any written employment agreement, Foremost Award agreement or other written agreement between the Company or a subsidiary of the Company and the participant. The Plan Administrator has the right to accelerate the date upon which any Option becomes exercisable. The Plan Administrator may provide at the time of granting an Option that the exercise of that Option is subject to restrictions, in addition to those specified in the Foremost Incentive Plan, such as vesting conditions relating to the attainment of specified performance goals.

Unless otherwise specified by the Plan Administrator at the time of granting an Option and set forth in the particular Foremost Award agreement, an exercise notice must be accompanied by payment of the exercise price. A participant may, in lieu of exercising an Option pursuant to an exercise notice, elect to surrender such Foremost Option to the Company (a "Cashless Exercise") in consideration for an amount from the Company equal to (i) the volume weighted average closing price of the Foremost Shares on NASDAQ for the five (5) trading days immediately preceding the date of grant (the "Market Price") of the Foremost Shares issuable on the exercise of such Option (or portion thereof) as of the date such Option (or portion thereof) is exercised, less (ii) the aggregate exercise price of the Option (or portion thereof) surrendered relating to such Foremost Shares (the "In-the-Money Amount") by written notice to the Company indicating the number of Foremost Options such participant wishes to exercise using the Cashless Exercise, and such other information that the Company may require. Subject to the provisions of the Foremost Incentive Plan, the Company will satisfy payment of the In-the-Money Amount by delivering to the participant such number of Foremost Shares having a fair market value equal to the In-the-Money Amount.

Restricted Share Units

An RSU is a unit equivalent in value to a common share credited by means of a bookkeeping entry in the books of the Company which entitles the holder to receive one (1) common share (or the value thereof) for each RSU after a specified vesting period. The Plan Administrator may, from time to time, subject to the provisions of the Foremost Incentive Plan and such other terms and conditions as the Plan Administrator may prescribe, grant RSUs to any participant in respect of a bonus or similar payment in respect of services rendered by the applicable participant in a taxation year.

The number of RSUs (including fractional RSUs) granted at any particular time under the Foremost Incentive Plan will be calculated by dividing: (a) the amount that is to be paid in RSUs, as determined by the Plan Administrator; by (b) the greater of (i) the Market Price of a common share on the date of grant and (ii) such amount as determined by the Plan Administrator in its sole discretion. The Plan Administrator has the authority to determine the settlement and any vesting terms applicable to the grant of RSUs, provided that the terms applicable to RSUs granted to U.S. taxpayers comply with Section 409A of the U.S. Tax Code, to the extent applicable. Upon settlement, holders will redeem each vested RSU for one fully paid and non-assessable common share in respect of each vested RSU.

Performance Share Units

The Plan Administrator may, from time to time, subject to the provisions of the Foremost Incentive Plan and such other terms and conditions as the Plan Administrator may prescribe, grant PSUs to any participant in respect of services rendered by the applicable participant in a taxation year. The performance goals to be achieved during any performance period, the length of any performance period, the amount of any PSUs granted, the effect of termination of a participant's service and the settlement terms pursuant to any PSU will be determined by the Plan Administrator and by the other terms and conditions of any PSU, all as set forth in the applicable Award agreement.

The Plan Administrator has the authority to determine the settlement and any vesting terms applicable to the grant of PSUs, provided that the terms applicable to PSUs granted to U.S. taxpayers comply with Section 409A of the U.S. Tax Code, to the extent applicable. Upon settlement, holders will redeem each vested PSU for one fully paid and non-assessable common share in respect of each vested PSU.

Deferred Share Units

The Foremost Board may fix from time to time a portion of the Director's Fees (including annual retainer) paid by the Company to a director in a calendar year that are to be payable in the form of DSUs. In addition, each director is given, subject to the provisions of the Foremost Incentive Plan, the right to elect to receive a portion of the cash Director Fees owing to them in the form of DSUs.

Except as otherwise determined by the Plan Administrator or as set forth in the particular Foremost Award agreement, DSUs shall vest immediately upon grant. The number of DSUs (including fractional DSUs) granted at any particular time will be calculated by dividing: (a) the amount of Director Fees that are to be paid in DSUs, as determined by the Plan Administrator; by (b) the Market Price of a common share on the date of grant. Upon settlement, holders will redeem each vested DSU for: (a) one (1) fully paid and non-assessable common share issued from treasury in respect of each vested DSU, or (b) at the election of the holder and subject to the approval of the Plan Administrator, a cash payment on the date of settlement. Any cash payments made under the Foremost Incentive Plan by the Company to a participant in respect of DSUs to be redeemed for cash shall be calculated by multiplying the number of DSUs to be redeemed for cash by the Market Price per common share as at the settlement date.

Dividend Equivalents

Except as otherwise determined by the Plan Administrator or as set forth in the particular Foremost Award agreement, RSUs, PSUs and DSUs shall be credited with dividend equivalents in the form of additional RSUs, PSUs and DSUs, as applicable, as of each dividend payment date in respect of which normal cash dividends are paid on Foremost Shares. Dividend equivalents shall vest in proportion to, and settle in the same manner as, the Awards to which they relate. Such dividend equivalents shall be computed by dividing: (a) the amount obtained by multiplying the amount of the dividend declared and paid per common share by the number of RSUs, PSUs and DSUs, as applicable, held by the participant on the record date for the payment of such dividend; by (b) the Market Price at the close of the first business day immediately following the dividend record date, with fractions computed to three decimal places.

Black-out Periods

In the event a Foremost Award expires, at a time when a scheduled blackout is in place or an undisclosed material change or material fact in the affairs of the Company exists, the expiry of such Foremost Award will be the date that is ten business days after which such scheduled blackout terminates or there is no longer such undisclosed material change or material fact.

Term

While the Foremost Incentive Plan does not stipulate a specific term for Awards granted thereunder, as discussed below, Awards may not expire beyond ten (10) years from its date of grant, except where shareholder approval is received or where an expiry date would have fallen within a blackout period of the Company. All Awards must vest and settle in accordance with the provisions of the Foremost Incentive Plan and any applicable Award agreement, and which Award agreement may include an expiry date for a specific Award.

Termination of Employment or Services

The following describes the impact of certain events upon the participants under the Foremost Incentive Plan, including termination for cause, resignation, termination without cause, disability, death or retirement, subject, in each case, to the terms of a participant's applicable employment agreement, Award agreement or other written agreement:

(a)	Termination for Cause or upon Termination: Any Award held by the participant that has not been exercised, surrendered or settled as of the Termination Date (as defined in the Foremost Incentive Plan) shall be immediately forfeited and cancelled as of the Termination Date.

(b)	Termination without Cause: A portion of any unvested Foremost Options or other Awards shall immediately vest, such portion to be equal to the number of unvested Foremost Options or other Awards held by the participant as of the Termination Date multiplied by a fraction the numerator of which is the number of days between the date of grant and the Termination Date and the denominator of which is the number of days between the date of grant and the date any unvested Foremost Options or other Awards were originally scheduled to vest. Any vested Foremost Options may be exercised by the participant at any time during the period that terminates on the earlier of: (a) the expiry date of such Option; and (b) the date that is 90 days after the Termination Date. If an Option remains unexercised upon the earlier of (a) or (b), the Option shall be immediately forfeited and cancelled for no consideration upon the termination of such period. In the case of a vested Award other than an Option, such Award will be settled within 90 days after the Termination Date.

(c)	Disability: A portion of any unvested Foremost Options or other Awards shall immediately vest, such portion to be equal to the number of unvested Foremost Options or other Awards held by the participant as of the Termination Date multiplied by a fraction the numerator of which is the number of days between the date of grant and the Termination Date and the denominator of which is the number of days between the date of grant and the date any unvested Foremost Options or other Awards were originally scheduled to vest. Any vested Option may be exercised by the participant at any time until the expiry date of such Option. Any vested Option may be exercised by the participant at any time until the expiry date of such Option. Any vested Award other than an Option will be settled within 90 days after the Termination Date.

(d)	Death: A portion of any unvested Foremost Options or other Awards shall immediately vest, such portion to be equal to the number of unvested Foremost Options or other Awards held by the participant as of the Termination Date multiplied by a fraction the numerator of which is the number of days between the date of grant and the Termination Date and the denominator of which is the number of days between the date of grant and the date any unvested Foremost Options or other Awards were originally scheduled to vest. Any vested Option may be exercised by the participant's beneficiary or legal representative (as applicable) at any time during the period that terminates on the earlier of: (a) the expiry date of such Option; and (b) the first anniversary of the date of the death of such participant. If an Option remains unexercised upon the earlier of (a) or (b), the Option shall be immediately forfeited and cancelled for no consideration upon the termination of such period. In the case of a vested Award other than an Option, such Award will be settled with the participant's beneficiary or legal representative (as applicable) within 90 days after the date of the participant's death.

(e)	Retirement: A portion of any unvested Foremost Options or other Awards shall immediately vest, such portion to be equal to the number of unvested Foremost Options or other Awards held by the participant as of the Termination Date multiplied by a fraction the numerator of which is the number of days between the date of grant and the Termination Date and the denominator of which is the number of days between the date of grant and the date any unvested Foremost Options or other Awards were originally scheduled to vest. Any vested Option may be exercised by the participant at any time during the period that terminates on the earlier of: (a) the expiry date of such Option; and (b) the third anniversary of the participant's date of retirement. If an Option remains unexercised upon the earlier of (a) or (b), the Option shall be immediately forfeited and cancelled for no consideration upon the termination of such period. In the case of a vested Award other than an Option, such Award will be settled within 90 days after the participant's retirement.

Notwithstanding the foregoing, if, following their retirement, the participant commences on the Commencement Date (as defined in the Foremost Incentive Plan ) employment, consulting or acting as a director of the Company or any of its subsidiaries (or in an analogous capacity) or otherwise as a service provider to any person that carries on or proposes to carry on a business competitive with the Company or any of its subsidiaries, any Option or other Award held by the participant that has not been exercised or settled as of the Commencement Date shall be immediately forfeited and cancelled as of the Commencement Date.

The Foremost Incentive Plan Amendments amended the consequence of the termination of any participant by voluntary resignation to the terms of a participant's applicable employment agreement, Award agreement or other written agreement, as follows:

(a)	Termination by Voluntary Resignation: Any unvested RSU, PSU or DSU held by the participant shall be immediately forfeited and cancelled as of the Termination Date. Any vested Foremost Options may be exercised by the participant at any time during the period that terminates on the earlier of: (a) the expiry date of such Award; and (b) the date that is 90 days after the Termination Date. If a Foremost Option remains unexercised upon the earlier of (a) or (b), the Foremost Option shall be immediately forfeited and cancelled for no consideration upon the termination of such period.

Change in Control

Under the Foremost Incentive Plan, except as may be set forth in an employment agreement, Award agreement or other written agreement between the Company or a subsidiary of the Company and a participant:

(a)	the Plan Administrator may, without the consent of any participant, take such steps as it deems necessary or desirable, including to cause: (i) the conversion or exchange of any outstanding Awards into or for rights or other securities of substantially equivalent value, as determined by the Plan Administrator in its discretion, in any entity participating in or resulting from a Change in Control (as defined below); (ii) outstanding Awards to vest and become exercisable, realizable or payable, or restrictions applicable to an Award to lapse, in whole or in part prior to or upon consummation of a Change in Control, and, to the extent the Plan Administrator determines, terminate upon or immediately prior to the effectiveness of such Change in Control; (iii) the termination of an Award in exchange for an amount of cash and/or property, if any, equal to the amount that would have been attained upon the exercise or settlement of such Award or realization of the participant's rights as of the date of the occurrence of the transaction; (iv) the replacement of such Award with other rights or property selected by the Foremost Board in its sole discretion where such replacement would not adversely affect the holder; or (v) any combination of the foregoing; provided that: (A) in taking any of the foregoing actions, the Plan Administrator will not be required to treat all Awards similarly in the transaction; and (B) in the case of Foremost Options, RSUs and PSUs held by a Canadian taxpayer, the Plan Administrator may not cause the Canadian taxpayer to receive any property in connection with a Change in Control other than rights to acquire shares of a corporation or units of a "mutual fund trust" (as defined in the Income Tax Act (Canada)(the "Tax Act")) of the Company or a "qualifying person" (as defined in the Tax Act) that does not deal at arm's length (for purposes of the Tax Act) with the Company, as applicable, at the time such rights are issued or granted;

(b)	if within 12 months following the completion of a transaction resulting in a Change in Control (as defined below), a participant's employment, consultancy or directorship is terminated by the Company or a subsidiary of the Company without Cause (as defined in the Foremost Incentive Plan), without any action by the Plan Administrator:

(i)	any unvested Awards held by the participant at the Termination Date shall immediately vest;

(ii)	any vested Awards may be exercised, surrendered to the Company, or settled by the participant at any time during the period that terminates on the earlier of: (i) the expiry date of such Award; and (ii) the date that is ninety (90) days after the Termination Date. Any Award that has not been exercised, surrendered or settled at the end of such period being immediately forfeited and cancelled; and

(c)	unless otherwise determined by the Plan Administrator, if, as a result of a Change in Control, the Foremost Shares will cease trading on NASDAQ, the Company may terminate all of the Awards (other than an Option, RSU or PSU held by a participant that is a resident of Canada for the purposes of the Tax Act) at the time of and subject to the completion of the Change in Control transaction by paying to each holder at or within a reasonable period of time following completion of such Change in Control transaction an amount for each Award equal to the fair market value of the Award held by such participant as determined by the Plan Administrator, acting reasonably, provided that any vested Awards granted to U.S. taxpayers will be settled within 90 days of the Change in Control.

If approved by the Shareholders at the Meeting, the Foremost Incentive Plan Amendments would replace the provision under the existing Foremost Incentive Plan providing that all unvested PSUs, together with Options and/or RSUs shall immediately vest upon the termination of a participant's employment, consultancy or directorship is terminated by the Company or a subsidiary of the Company without Cause within 12 months following the completion of a transaction resulting in a Change in Control, with the following treatment of the Awards, where if within 12 months following the completion of a transaction resulting in a Change in Control (as defined below), a participant's employment, consultancy or directorship is terminated by the Company or a subsidiary of the Company without Cause, without any action by the Plan Administrator:

(i)	any unvested Options, RSUs and/or DSUs held by the participant at the Termination Date shall immediately vest; and

(ii)	any unvested PSUs held by the participant at the Termination Date which are unvested due to the performance goals of a PSU not being met by the participant, other than the passage of time, shall immediately vest using adjustment factors, being the factor by which the number of PSUs to be vested is determined to be adjusted, with reference to the performance of the Company and the participant during the relevant period, as determined by the Plan Administrator in its sole discretion.

Subject to certain exceptions, a "Change in Control" includes: (i) any transaction pursuant to which a person or group acquires more than 50% of the outstanding Foremost Shares; (ii) the sale of all or substantially all of the Company's assets; (iii) the dissolution or liquidation of the Company; (iv) the acquisition of the Company via consolidation, merger, exchange of securities, purchase of assets, amalgamation, statutory arrangement or otherwise; (v) individuals who comprise the Foremost Board at the last annual meeting of shareholders (the "Incumbent Board") cease to constitute at least a majority of the Foremost Board, unless the election, or nomination for election by the shareholders, of any new director was approved by a vote of at least a majority of the Incumbent Board, in which case such new director shall be considered as a member of the Incumbent Board; or (vi) any other event which the Board of Directors determines to constitute a change in control of the Company.

Non-Transferability of Awards

Except as permitted by the Plan Administrator and to the extent that certain rights may pass to a beneficiary or legal representative upon death of a participant, by will or as required by law, no assignment or transfer of Awards, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such Awards whatsoever in any assignee or transferee and immediately upon any assignment or transfer, or any attempt to make the same, such Awards will terminate and be of no further force or effect. To the extent that certain rights to exercise any portion of an outstanding Award pass to a beneficiary or legal representative upon the death of a participant, the period in which such Award can be exercised by such beneficiary or legal representative shall not exceed one year from the participant's death.

Amendments to the Foremost Incentive Plan

The Plan Administrator may also from time to time, without notice and without approval of the holders of voting Foremost Shares, amend, modify, change, suspend or terminate the Foremost Incentive Plan or any Awards granted pursuant thereto as it, in its discretion, determines appropriate, provided that: (a) no such amendment, modification, change, suspension or termination of the Foremost Incentive Plan or any Award granted pursuant thereto may materially impair any rights of a participant or materially increase any obligations of a participant under the Foremost Incentive Plan without the consent of such participant, unless the Plan Administrator determines such adjustment is required or desirable in order to comply with any applicable securities laws or stock exchange requirements; and (b) any amendment that would cause an Award held by a U.S. Taxpayer to be subject to the income inclusion under Section 409A of the U.S. Tax Code shall be null and void ab initio.

Notwithstanding the above, and subject to the NASDAQ Listing Rules, the approval of shareholders is required to effect any of the following amendments to the Foremost Incentive Plan:

(a)	increasing the number of Foremost Shares reserved for issuance under the Foremost Incentive Plan, except pursuant to the provisions in the Foremost Incentive Plan which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Company or its capital;

(b)	reducing the exercise price of an option Award (for this purpose, a cancellation or termination of an Award of a participant prior to its expiry date for the purpose of reissuing an Award to the same participant with a lower exercise price shall be treated as an amendment to reduce the exercise price of an Award) except pursuant to the provisions in the Foremost Incentive Plan which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Company or its capital;

(c)	extending the term of a Foremost Option beyond the original expiry date (except where an expiry date would have fallen within a blackout period applicable to the participant or within ten (10) business days following the expiry of such a blackout period);

(d)	extending the term of a Foremost Option beyond the original expiry date (except where an expiry date would have fallen within a blackout period applicable to the participant or within ten business days following the expiry of such a blackout period);

(e)	permitting a Foremost Option to be exercisable beyond ten (10) years from its date of grant (except where an expiry date would have fallen within a blackout period);

(f)	increasing or removing the limits on the participation of directors;

(g)	permitting Awards to be transferred to a person;

(h)	changing the eligible participants; and

(i)	deleting or reducing the range of amendments which require approval of the Shareholders.

Except for the items listed above, amendments to the Foremost Incentive Plan will not require shareholder approval. Such amendments include (but are not limited to): (a) amending the general vesting provisions of a Foremost Award; (b) amending the provisions for early termination of Awards in connection with a termination of employment or service; (c) adding covenants of the Company for the protection of the participants; (d) amendments that are desirable as a result of changes in law in any jurisdiction where a participant resides; and (e) curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error.

Anti-Hedging Policy

Participants are restricted from purchasing financial instruments such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of Awards granted to them.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth information in respect of securities authorized for issuance under the Foremost Incentive Plan as at March 31, 2025.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (column (a))	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (1)
Equity compensation plans approved by securityholders	660,454	$3.96	839,546
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	660,454	$3.96	839,546

Note:

(1)	Based on the maximum aggregate number of 1,500,000 Foremost Shares that may be issued pursuant to outstanding Awards under the current Foremost Incentive Plan as a fixed plan.

AUDIT COMMITTEE

NI 52-110 requires the Company to disclose annually in its Circular certain information concerning the constitution of its Audit Committee and its relationship with its independent auditor. Such disclosure is set forth below.

Foremost Audit Committee Charter

The primary function of the audit committee of the Company (the "Foremost Audit Committee") is to assist the Foremost Board in fulfilling its financial oversight responsibilities. The Foremost Audit Committee will review and consider in consultation with the auditor the financial reporting process, the system of internal control and the audit process.

The Foremost Audit Committee Charter is attached as Schedule "B" to this Circular.

Composition of Audit Committee

As at the date hereof, the Foremost Audit Committee is comprised of Douglas Mason (Chairman), David Cates and Amanda Willett.

NI 52-110 provides that a member of an audit committee is "independent" if the member has no direct or indirect material relationship with the Company, which could, in the view of the Foremost Board, reasonably interfere with the exercise of the member's independent judgment. All members of the Foremost Audit Committee are considered to be independent, and also satisfy the "independence" requirements of Rule 10A-3 under the Exchange Act and NASDAQ Listing Rule 5605(c)(2).

NI 52-110 provides that an individual is "financially literate" if they have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements. All of the members of the Foremost Audit Committee are financially literate as that term is defined.

Relevant Education and Experience

Each member of the Foremost Audit Committee has adequate education and experience that is relevant to their performance as a Foremost Audit Committee member and, in particular, each member has the requisite education and experience with respect to the following:

(a)	an understanding of the accounting principles used by the Company to prepare its financial statements and the ability to assess the general application of those principles in connection with estimates, accruals, and reserves;

(b)	experience preparing, auditing, analyzing, or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can be reasonably expected to be raised by the Company's financial statements or experience actively supervising individuals engaged in such activities; and

(c)	an understanding of internal controls and procedures for financial reporting.

Doug Mason (Chairman) has served as a senior officer and director for a number of public companies, with extensive experience in financings and acquisitions. He has 30+ years of extensive capital markets experience, including as President and CEO of Clearly Canadian Beverage Corporation, a producer of premium beverage products, from 1988 to 2005. He has been past a member of the audit committee of BevCanna Enterprises Inc, and Bethlehem Mining Corp. Mr. Mason is currently the Chairman of the board of directors and CEO of Magnum Goldcorp Inc. and has held such position since November 2013. He is also the Chairman and CEO of Magnus Goldcorp Inc. since November 2013.

David Cates Mr. Cates is a Chartered Professional Accountant and holds Master of Accounting and Honours Bachelor of Arts degrees from the University of Waterloo. Mr. Cates has extensive expertise in the Canadian and international uranium mining industry from nearly two decades of senior management and financial experience in various roles with Denison Mines Corp. (“Denison”). Mr. Cates was appointed President & CEO of Denison in 2015, having previously served as the company's Vice President, Finance & Tax and Chief Financial Officer. Prior to joining Denison in 2008, Mr. Cates held positions at Kinross Gold Corp. and PwC LLP. Mr. Cates also serves as a director of Denison and is a past director of the Canadian Nuclear Association.

Amanda Willett graduated from York University in 2007 with an LLB from Osgoode Hall Law School and an MBA degree from the Schulich School of Business. As legal counsel and officer of Denison Mines Corp., Ms. Willett has been involved in the review and presentation of Denison’s quarterly and annual financial statements. Prior to joining Denison, Ms. Willett acquired nearly a decade of experience as a securities law associate at Blake, Cassels & Graydon LLP in Vancouver and a corporate and securities law associate with Stikeman Elliott LLP in Toronto. She has been involved in a broad range of transactional and corporate governance work for companies listed on the Toronto Stock Exchange and the TSX Venture Exchange, with an emphasis on advising companies in the mining industry. Ms. Willett is a member of the bar in both Ontario and British Columbia.

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year ended March 31, 2025, was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Foremost Board.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year ended March 31, 2025, has the Company relied on the exemption in Section 2.4 of NI 52-110 – Audit Committees (De Minimis Non-Audit Services) or an exemption, in whole or in part, granted under Part 8 of NI 52-110.

The Company complies with corporate governance requirements under the NASDAQ Listing Rules. The Company is a "foreign private issuer" ("FPI") as defined under Rule 3b-4 promulgated under the Exchange Act. As a foreign private issuer, the Company is not required to comply with all of the corporate governance requirements of the NASDAQ Listing Rules and may follow home country practice in lieu of the requirements of the Rule 5600 Series, the requirement to disclose third party director and nominee compensation set forth in Rule 5250(b)(3) and the requirement to distribute annual and interim reports set forth in Rule 5250(d). The Company has reviewed the NASDAQ corporate governance requirements and confirms that the Company is in compliance with the NASDAQ corporate governance standards in all significant respects.

Pre-approval Policies and Procedures

The Foremost Audit Committee must approve all non-audit and non-tax services to be provided to the Company or its subsidiary entities, unless such non-audit and non-tax services are reasonably expected to constitute not more than twenty percent (20%) of the total fees paid by the Company to the external auditor during the particular fiscal year. The Foremost Audit Committee shall have the authority to delegate approval-granting authority to pre-approve non-audit services by the external auditor to one or more of committee members.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company's external auditor in each of the last two (2) financial years with respect to the Company, by category, are as follows:

Financial Year Ended March 31	Audit Fees (1) ($)	Audit Related Fees (2) ($)	Tax Fees (3) ($)	All Other Fees (4) ($)
2025	131,027	2,640	Nil	Nil
2024	133,700	125,693	Nil	Nil

Notes:

(1)	"Audit Fees" include (i) fees necessary to perform the annual audit and quarterly reviews of the Company's consolidated financial statements, (ii) fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements, and (iii) fees for audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.
(2)	"Audit-Related Fees" include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation and fees associated with the Company's up-listing on the NASDAQ.
(3)	"Tax Fees" include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.
(4)	"All Other Fees" include all other non-audit services.

CORPORATE GOVERNANCE

General

The following is a summary of Foremost's corporate governance disclosure required by Form 58-101F1 of NI 58-101.

National Policy 58-201 - Corporate Governance Guidelines establishes corporate governance guidelines which apply to all public companies. These guidelines are not intended to be prescriptive but to be used by issuers in developing their own corporate governance practices. The Foremost Board is committed to sound corporate governance practices and believes that the Company's corporate governance practices are appropriate and effective for the Company given its current size.

Corporate governance encourages establishing a reasonable degree of independence of the Foremost Board from executive management and the adoption of policies to ensure the Foremost Board recognizes the principles of good management. The Foremost Board is committed to sound corporate governance practices, as such practices are both in the interests of Shareholders and help to contribute to effective and efficient decision-making.

Board of Directors

The Foremost Board is currently composed of six (6) directors, four (4) of whom are independent directors within the meaning of NI 58-101. NI 52-110 provides that a director is independent if they have no direct or indirect "material relationship" with the company. "Material relationship" is defined as a relationship which could, in the view of the Foremost Board, be reasonably expected to interfere with the exercise of a director's independent judgment. In addition, under NI 52-110, an individual who is, or has been within the last three years, an employee or executive officer of an issuer, is deemed to have a "material relationship" with the issuer. Under NASDAQ Listing Rule 5605(a)(2), an independent director is a person other than an executive officer or employee of the company or any other individual having a relationship which, in the opinion of the company's board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Based on the information provided by each director concerning their background, employment and affiliations, the Foremost Board has determined that of the six (6) proposed director nominees, Jason Barnard and Andrew Lyons are not considered to be "independent" within the meaning of applicable securities laws and stock exchange rules. Mr. Barnard is not independent, as he serves as Foremost’s President & CEO. Mr. Lyons previously served as Foremost’s Chief Financial Officer until December 31, 2022, and, pursuant to NASDAQ Listing Rule, will be independent as of January 1, 2026. All remaining proposed directors, David Cates, Amanda Willett, Douglas Mason and Peter Espig are considered by the Foremost Board to be "independent" within the meaning of NI 52-110. In assessing the foregoing determinations, the Foremost Board has examined the circumstances of each director in relation to a number of factors.

Directorships

Certain of the Company's directors are also directors of other reporting issuers (or the equivalent) in a Canadian jurisdiction or a foreign jurisdiction, as follows:

Name of Director	Other Reporting Issuer (or the equivalent) (1)
Douglas L. Mason	Magnum Goldcorp Inc.
David Cates	Denison Mines Corp. and Skyharbour Resources Ltd.
Jason Barnard	Rio Grande Resources Ltd.
Andrew Lyons	None
Amanda Willett	None
Peter Espig	Nicola Mining Ltd. ESGold Corp. First Lithium Mineral Corp.

Note:

(1)	The information in the table above as to other directorships is not within the knowledge of management of the Company and has been furnished by each respective director.

Foremost does not hold regularly scheduled meetings of the independent directors that exclude non-independent directors and members of management.

Director Attendance

Director	Number of meetings attended for the year ended March 31, 2025
	Board	Audit Committee	Compensation Committee	Nominating and Governance Committee
Douglas Mason (1)	8 of 8	4 of 4	2 of 2	1/1
Jason Barnard	8 of 8	N/A	N/A	N/A
David Cates (2)	2 of 2	N/A	N/A	N/A
Johnathan More (3)	4 of 4	4 of 4	0 of 2	0 of 1
Andrew Lyons (4)	8 of 8	N/A	N/A	N/A
Amanda Willett (5)	3 of 3	1 of 1	N/A	N/A
Michael McLeod (6)	5 of 5	4 of 4	2 of 2	1 of 1

Note:

(1)	Member of the Foremost CG&N Committee, Foremost Audit Committee and Foremost Compensation Committee.

(2)	Mr. Cates became a member of Foremost Compensation Committee effective as of December 20, 2024. There were no meetings before the year ended March 31, 2025, and as such did not attend any meetings as a committee member for the same period. Mr. Cates also became a member of the Audit Committee after the year ended March 31, 2025.

(3)	Former member of the Foremost Audit Committee, Foremost Compensation Committee and Foremost CG&N Committee. Mr. More resigned as a director of the Company effective as of April 1, 2025.

(4)	Mr. Lyons became a member of the Foremost CG&N Committee after the year ended March 31, 2025 and as such did not attend any committee meetings for the same period.

(5)	Ms. Willett became a member of the Foremost CG&N Committee and Foremost Audit Committee effective as of December 20, 2024, and also became a member of Foremost Compensation Committee after the year ended March 31, 2025.

(6)	Former member of the Foremost Compensation Committee and Foremost Audit Committee. Mr. McLeod ceased to be director on December 20, 2024, when he did not stand for re-election.

Orientation and Continuing Education

The Foremost Board does not have a formal orientation or education program for its members. The Foremost Board considers this to be appropriate, given the Company's size and current limited operations.

New directors are briefed on strategic plans, corporate objectives, business risks, mitigation strategies and existing company policies and have the opportunity to become familiar with the Company by meeting with the other directors and with the executive officers and technical advisors. Orientation activities are tailored to the needs and experience of each director and the overall needs of the Foremost Board. The Foremost Board and the proposed director nominees are comprised of individuals with varying backgrounds, who have, both collectively and individually, experience in running and managing public companies. Foremost Board members are encouraged to communicate with management, auditors and technical consultants to keep themselves apprised of current industry trends, developments and any changes in legislation, with the management’s assistance. Members of the Foremost Board have full access to the Company's records.

Position Descriptions

The Foremost Board has not adopted written position descriptions for the CEO, the Chairman of the Foremost Board or the chairman of the Foremost Audit Committee delineating the roles and responsibilities inherent to the position being fulfilled. Generally, the Chair of the Foremost Audit Committee is charged with fulfilling the mandate as contained in the Foremost Audit Committee Charter and is given the specific written authority to execute the business of the Audit Committee as outlined and approved by the Foremost Board. The chair of the Foremost Audit Committee is charged with the responsibility of reviewing and, if necessary, changing and adapting the Audit Committee Charter to respond to developing issues and presenting the changed charter to the Foremost Board for approval. The chair of the Foremost Audit Committee organizes the meetings of the Foremost Audit Committee, develops and circulates agendas, conducts the meetings, records minutes, and follows-up on outstanding Foremost Audit Committee business. The chair of the Foremost Audit Committee reports to the Foremost Board on each meeting of the Foremost Audit Committee and makes recommendations for specific actions and decisions. The CEO's primary role is to manage the Company in an effective, efficient and forward-looking way and to fulfil the priorities, goals and objectives determined by the Foremost Board in the context of the Company's strategic plans, budgets and responsibilities specifically detailed with a view to increasing shareholder value.

Ethical Business Conduct

On January 5, 2023, the Foremost Board adopted a Code of Business Conduct and Ethics that complies with the definition of a "code of ethics" set out in Section 406(c) of the Sarbanes-Oxley Act of 2002, and any regulations promulgated thereunder by the SEC, and also provides for an enforcement mechanism as required by NASDAQ Listing Rule 5610. The Code of Business Conduct and Ethics applies to the Company's directors, CEO, CFO and all other employees of the Company. The Foremost Board is responsible for monitoring compliance with the Code of Business Conduct and Ethics. A copy of the complete text of the Code of Business Conduct and Ethics can be viewed on the Company's website at https://foremostcleanenergy.com/images/pdf/Governance_Documents/2023/Code_of_Conduct.pdf.

Nomination of Directors

Corporate Governance and Nominating Committee

On January 5, 2023, the Foremost Board adopted a CG&N Committee Charter that complies with the requirements of NASDAQ Listing Rule 5605(e)(2) and established a corporate governance and nominating committee (the "Foremost CG&N Committee") that operates under its CG&N Committee Charter. The Foremost CG&N Committee is currently comprised of Amanda Willett, (Chair), Douglas Mason and Andrew Lyons. The Foremost CG&N Committee is responsible for, among other things: (i) identifying qualified individuals to become members of the Foremost Board, consistent with criteria approved by the Foremost Board, (ii) determining the composition of the Foremost Board and its committees, (iii) selecting the director nominees for the next annual meeting of Shareholders, (iv) monitoring the process to assess the Foremost Board, committee and management effectiveness, (v) aiding and monitoring management succession planning, and (vi) developing, recommending to the Foremost Board, implementing and monitoring policies and processes related to the Company's corporate governance guidelines.

The Foremost CG&N Committee identifies candidates for election to the Foremost Board through various methods. These include soliciting suggestions from members of the Foremost Board, executives, individuals personally known to members of the Foremost Board, and conducting additional research. Occasionally, the Foremost CG&N Committee also engages one or more third-party search firms to assist in identifying suitable candidates.

In making director recommendations, the Foremost CG&N Committee considers some or all of the following factors: (i) the candidate's judgment, skill, and experience with other organizations of comparable purpose, complexity and size that are subject to similar legal restrictions and oversight; (ii) the interplay of the candidate's experience with the experience of other board members; (iii) the extent to which the candidate would be a desirable addition to the board and any committee thereof; (iv) whether or not the person has any relationships that might impair their independence; and (v) the candidate's ability to contribute to the effective management of the Company, taking into account the needs of the Company and such factors as the individual's experience, perspective, skills and knowledge of the industry in which the Company operates.

Director Compensation

See "Statement of Executive Compensation" above for a discussion on the compensation policies and procedures for the directors of the Company.

Diversity of the Board and Senior Management

The Company has not adopted a formal written policy regarding the diversity of the Foremost Board or senior management. The Company does not believe a formal policy would increase the representation of certain designated groups (as defined under the Employment Equity Act (Canada)) beyond how the Company currently nominates and appoints individuals to the Foremost Board and senior management. The Company considers all qualified individuals for each position that may arise.

While the Company believes that nominations to the Foremost Board and appointments to senior management should be based on merit, the Company recognizes that diversity supports balanced debate and discussion which, in turn, enhances decision-making and that is beneficial to take into consideration the level of representation of members of designated groups, including the level of representation of women on the Foremost Board and in executive officer positions, as one factor during the search process for directors and members of the senior management.

In assessing potential directors and members of the senior management, the Company focuses on the skills, expertise, experience and independence which the Company requires to be effective. Due to the small size of the Foremost Board and the management team, and the stage of development of the Company's business, the Foremost Board believes that the qualifications and experience of proposed new directors and members of senior management should remain the primary consideration in the selection process. The Company will include diversity (including the level of representation of members of designated groups, including women) as a factor in its future decision-making when identifying and nominating candidates for election or re-election to the Foremost Board and for senior management positions.

Director Term Limits and Other Mechanism of Board Renewal

The Company has not adopted term restrictions for directors or other mechanism of Foremost Board renewal that would limit the time an individual could serve on the Foremost Board. Imposing a term limit would require the Company to remove an individual that has acquired an extensive knowledge and understanding of the operations of the Company. Accordingly, the Company believes that removing an individual solely on length of service would not benefit the shareholders of the Company. Each member of the Foremost Board is put forth, for election or re-election, to Shareholders annually.

Targets regarding the Representation of Women on the Board and in Executive Officer Positions

The Company has not adopted a target regarding women on the Foremost Board or in executive officer positions. Selection of Foremost Board members and executive officers is based on factors enumerated in the preceding subsections.

Number of Women on the Board and in Executive Officer Positions

The Company currently has one (1) woman on the Foremost Board, being 17% of the total number of directors on the Foremost Board. The Company has one (1) female executive officer as at March 31, 2025, being 33% of the total number of executive officers of the Company.

Other Board Committees

The Foremost Board has no committees other than the Foremost Audit Committee, Foremost Compensation Committee and Foremost CG&N Committee.

Assessments

The Foremost Board monitors but does not formally assess the effectiveness and contribution of the Foremost Board, its committees and individual members of the Foremost Board. To date, the Foremost Board has satisfied itself, through informal discussions, that the Foremost Board, its committees and individual members of the Foremost Board are performing effectively.

The Foremost Board believes its corporate governance practices are appropriate and effective for a company of its size and operations. The Company's corporate governance practices facilitate efficient operations, with checks and balances that control and monitor management and corporate functions without excessive administrative burden.

OTHER INFORMATION

Indebtedness of Directors and Executive Officers

Other than "routine indebtedness" as defined in applicable securities legislation, since the beginning of the financial year ended March 31, 2025, none of:

(a)	the executive officers, directors, employees and former executive officers, directors and employees of the Company or any of its subsidiaries;

(b)	the proposed nominees for election as a director of the Company; or

(c)	any associates of the foregoing persons;

is or has been indebted to the Company or any of its subsidiaries or has been indebted to any other entity where that indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company and which was not entirely repaid on or before the date of this Circular.

Interest of Certain Persons or Companies in Matters to be Acted Upon

Except as disclosed herein, no director or executive officer of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors and the approval of the Amended and Restated Foremost Incentive Plan, all described in this Circular.

Interest of Informed Persons in Material Transactions

Other than as set forth in this Circular or as disclosed in the Company's financial statements, no informed person of the Company, or proposed director of the Company, or any associate or affiliate of any informed person or proposed director, had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year, or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

Additional Information

You may obtain copies of the documents incorporated by reference, including the Foremost Annual Financial Statements and related MD&A, Foremost Interim Financial Statements and related MD&A upon request to the Company's Corporate Secretary. If you are a Shareholder of the Company, there will be no charge to you for these documents. You can also find these documents as well as additional information relating to the Company on its website or on SEDAR+ (www.sedarplus.ca).

APPROVAL OF THE BOARD OF DIRECTORS

The contents of this Circular have been approved and the delivery of it to each Shareholder entitled thereto and to the appropriate regulatory agencies has been authorized by the Foremost Board.

DATED at Vancouver, British Columbia, this 31st day of October 2025. BY ORDER OF THE BOARD

FOREMOST CLEAN ENERGY LTD.
/s/ "Jason Barnard"

Jason Barnard

President, Chief Executive Officer and Director

SCHEDULE"A"

AMENDED AND RESTATED FOREMOST INCENTIVE PLAN

(See attached)

A-1

FOREMOST CLEAN ENERGY LTD.

AMENDED AND RESTATED STOCK INCENTIVE PLAN

Effective October 25, 2025

TABLE OF CONTENTS

ARTICLE 1 PURPOSE	5

1.1	Purpose	5

ARTICLE 2 INTERPRETATION	5

2.1	Definitions	5
2.2	Interpretation	12

ARTICLE 3 ADMINISTRATION	13

3.1	Administration	13
3.2	Delegation to Committee	14
3.3	Determinations Binding	14
3.4	Eligibility	14
3.5	Plan Administrator Requirements	14
3.6	Total Shares Subject to Awards	15
3.7	Award Agreements	15
3.8	Non-transferability of Awards	16

ARTICLE 4 OPTIONS	16

4.1	Granting of Options	16
4.2	Exercise Price	16
4.3	Term of Options	16
4.4	Vesting and Exercisability	16
4.5	Payment of Exercise Price	17

ARTICLE 5 RESTRICTED SHARE UNITS	18

5.1	Granting of RSUs	18
5.2	RSU Account	18
5.3	Vesting of RSUs	18
5.4	Settlement of RSUs	18

ARTICLE 6 PERFORMANCE SHARE UNITS	19

6.1	Granting of PSUs	19
6.2	Terms of PSUs	19
6.3	Performance Goals	19
6.4	PSU Account	19
6.5	Vesting of PSUs	20
6.6	Settlement of PSUs	20

ARTICLE 7 DEFERRED SHARE UNITS	20

7.1	Granting of DSUs	20
7.2	DSU Account	21
7.3	Vesting of DSUs	21
7.4	Settlement of DSUs	22

7.5	No Additional Amount or Benefit	22

ARTICLE 8 ADDITIONAL AWARD TERMS	22

8.1	Dividend Equivalents	22
8.2	Black-out Period	23
8.3	Withholding Taxes	23
8.4	Recoupment	23

ARTICLE 9 TERMINATION OF EMPLOYMENT OR SERVICES	24

9.1	Termination of Employee, Consultant or Director	24
9.2	Discretion to Permit Acceleration of Vesting	27

ARTICLE 10 EVENTS AFFECTING THE CORPORATION	27

10.1	General	27
10.2	Change in Control	27
10.3	Reorganization of Corporation's Capital	29
10.4	Other Events Affecting the Corporation	30
10.5	Immediate Acceleration of Awards	30
10.6	Issue by Corporation of Additional Shares	30
10.7	Fractions	30

ARTICLE 11 U.S. TAXPAYERS	31

11.1	Provisions for U.S. Taxpayers	31
11.2	Certain Defined Terms	31
11.3	ISOs	31
11.4	ISO Grants to 10% Shareholders	31
11.5	$100,000 Per Year Limitation for ISOs	32
11.6	Disqualifying Dispositions	32
11.7	Section 409A of the Code	32
11.8	Section 83(b) Election	33
11.9	Application of Article 11 to U.S. Taxpayers	33

ARTICLE 12 AMENDMENT, SUSPENSION OR TERMINATION OF THE PLAN	33

12.1	Amendment, Suspension, or Termination of the Plan	33
12.2	Shareholder Approval	34
12.3	Permitted Amendments	34

ARTICLE 13 MISCELLANEOUS	35

13.1	Legal Requirement	35
13.2	No Other Benefit	35
13.3	Rights of Participant	35
13.4	Corporate Action	35
13.5	Conflict	35
13.6	Anti-Hedging Policy	36
13.7	Participant Information	36
13.8	Participation in the Plan	36

13.9	International Participants	36
13.10	Successors and Assigns	36
13.11	General Restrictions or Assignment	36
13.12	Severability	37
13.13	Notices	37
13.14	Effective Date	37
13.15	Governing Law	37
13.16	Submission to Jurisdiction	37

SCHEDULE A	1
SCHEDULE B	1
SCHEDULE C	1

FOREMOST CLEAN ENERGY LTD.

STOCK INCENTIVE PLAN

ARTICLE 1

PURPOSE

1.1	Purpose

The purpose of this Plan is to provide the Corporation with a share-related mechanism to attract, retain and motivate qualified Directors, Employees and Consultants of the Corporation and its subsidiaries, to reward such of those Directors, Employees and Consultants as may be granted Awards under this Plan by the Board from time to time for their contributions toward the long- term goals and success of the Corporation and to enable and encourage such Directors, Employees and Consultants to acquire Shares as long-term investments and proprietary interests in the Corporation.

ARTICLE 2

INTERPRETATION

2.1	Definitions

When used herein, unless the context otherwise requires, the following terms have the indicated meanings, respectively:

“Adjustment Factor” means the factor by which the number of PSUs to be vested is determined to be adjusted, if within 12 months following the completion of a transaction resulting in a Change in Control, a Participant's employment, consultancy or directorship is terminated by the Corporation or a subsidiary of the Corporation without Cause pursuant to Subsection 10.2(b), with reference to the performance of the Corporation and the Participant during the relevant period, as determined by the Plan Administrator in its sole discretion.

“Affiliate” means any entity that is an “affiliate” for the purposes of National Instrument 45-106 – Prospectus Exemptions of the Canadian Securities Administrators, as amended from time to time;

“Award” means any Option, Restricted Share Unit, Performance Share Unit or Deferred Share Unit granted under this Plan which may be denominated or settled in such form as provided herein;

“Award Agreement” means a signed, written agreement between a Participant and the Corporation, in the form or any one of the forms approved by the Plan Administrator, evidencing the terms and conditions on which an Award has been granted under this Plan and which need not be identical to any other such agreements;

“Board” means the board of directors of the Corporation as it may be constituted from time to time;

“Business Day” means a day, other than a Saturday or Sunday, on which the principal commercial banks in the City of Vancouver, British Columbia, are open for commercial business during normal banking hours;

“Canadian Taxpayer” means a Participant that is resident of Canada for purposes of the Tax Act;

“Cash Fees” has the meaning set forth in Subsection 7.1(a); “Cashless Exercise” has the meaning set forth in Subsection 4.5(b); “Cause” means, with respect to a particular Participant:

(a)	“cause” (or any similar term) as such term is defined in the employment or other written agreement between the Corporation or a subsidiary of the Corporation and the Employee;

(b)	in the event there is no written or other applicable employment or other agreement between the Corporation or a subsidiary of the Corporation or “cause” (or any similar term) is not defined in such agreement, “cause” as such term is defined in the Award Agreement; or

(c)	in the event neither (a) nor (b) apply, then “cause” as such term is defined by applicable law or, if not so defined, such term shall refer to circumstances where (i) an employer may terminate an individual's employment without notice or pay in lieu thereof or other damages or (ii) the Corporation or any subsidiary thereof may terminate the Participant's contract without notice or without pay in lieu thereof or other termination fee or damages;

“Change in Control” means the occurrence of any one or more of the following events:

(a)	any transaction at any time and by whatever means pursuant to which any Person or any group of two or more Persons acting jointly or in concert hereafter acquires the direct or indirect “beneficial ownership” (as defined in the Securities Act (British Columbia)) of, or acquires the right to exercise Control or direction over, securities of the Corporation representing more than 50% of the then issued and outstanding voting securities of the Corporation, and including, without limitation, as a result of a take-over bid, an exchange of securities, an amalgamation of the Corporation with any other entity, an arrangement, a capital reorganization or any other business combination or reorganization;

(b)	the sale, assignment or other transfer of all or substantially all of the consolidated assets of the Corporation to a Person other than a subsidiary of the Corporation;

(c)	the dissolution or liquidation of the Corporation, other than in connection with the distribution of assets of the Corporation to one or more Persons which were Affiliates of the Corporation prior to such event;

(d)	the occurrence of a transaction requiring approval of the Corporation's shareholders whereby the Corporation is acquired through consolidation, merger, exchange of securities, purchase of assets, amalgamation, statutory arrangement or otherwise by any other Person (other than a short-form amalgamation or exchange of securities with a subsidiary of the Corporation);

(e)	individuals who comprise the Board as of the date hereof (the “Incumbent Board”) for any reason cease to constitute at least a majority of the members of the Board, unless the election, or nomination for election by the Corporation's shareholders, of any new director was approved by a vote of at least a majority of the Incumbent Board, and in that case such new director shall be considered as a member of the Incumbent Board; or

(f)	any other event which the Board determines to constitute a change in control of the Corporation;

provided that, notwithstanding clause (a), (b), (c) and (d) above, a Change in Control shall be deemed not to have occurred if immediately following the transaction set forth in clause (a), (b), (c) or (d) above: (A) the holders of securities of the Corporation that immediately prior to the consummation of such transaction represented more than 50% of the combined voting power of the then outstanding securities eligible to vote for the election of directors of the Corporation hold (x) securities of the entity resulting from such transaction (including, for greater certainty, the Person succeeding to assets of the Corporation in a transaction contemplated in clause (b) above) (the “Surviving Entity”) that represent more than 50% of the combined voting power of the then outstanding securities eligible to vote for the election of directors or trustees (the “voting power”) of the Surviving Entity, or (y) if applicable, securities of the entity that directly or indirectly has beneficial ownership of 100% of the securities eligible to elect directors or trustees of the Surviving Entity (the “Parent Entity”) that represent more than 50% of the combined voting power of the then outstanding securities eligible to vote for the election of directors or trustees of the Parent Entity; and (B) no Person or group of two or more Persons, acting jointly or in concert, is the beneficial owner, directly or indirectly, of more than 50% of the voting power of the Parent Entity (or, if there is no Parent Entity, the Surviving Entity) (any such transaction which satisfies all of the criteria specified in clauses (A) and (B) above being referred to as a “Non-Qualifying Transaction” and, following the Non-Qualifying Transaction, references in this definition of “Change in Control” to the “Corporation” shall mean and refer to the Parent Entity (or, if there is no Parent Entity, the Surviving Entity) and, if such entity is a company or a trust, references to the “Board” shall mean and refer to the board of directors or trustees, as applicable, of such entity).

Notwithstanding the foregoing, for purposes of any Award that constitutes “deferred compensation” (within the meaning of Section 409A of the Code), the payment of which is triggered by or would be accelerated upon a Change in Control, a transaction will not be deemed a Change in Control for Awards granted to any Participant who is a U.S. Taxpayer unless the transaction qualifies as “a change in control event” within the meaning of Section 409A of the Code.

“Code” means the United States Internal Revenue Code of 1986, as amended from time to time. Any reference to a section of the Code shall be deemed to include a reference to any regulations promulgated thereunder;

“Committee” has the meaning set forth in Section 3.2;

“Consultant” means any individual or entity engaged by the Corporation or any subsidiary of the Corporation to render consulting or advisory services (including as a director or officer of any subsidiary of the Corporation), other than as an Employee or Director, and whether or not compensated for such services;

“Control” means the relationship whereby a Person is considered to be “controlled” by a Person if:

(a)	when applied to the relationship between a Person and a corporation, the beneficial ownership by that Person, directly or indirectly, of voting securities or other interests in such corporation entitling the holder to exercise control and direction in fact over the activities of such corporation;

(b)	when applied to the relationship between a Person and a partnership, limited partnership, trust or joint venture, means the contractual right to direct the affairs of the partnership, limited partnership, trust or joint venture; and

(c)	when applied in relation to a trust, the beneficial ownership at the relevant time of more than 50% of the property settled under the trust, and the words “Controlled by”, “Controlling” and similar words have corresponding meanings; provided that a Person who controls a corporation, partnership, limited partnership or joint venture will be deemed to Control a corporation, partnership, limited partnership, trust or joint venture which is Controlled by such Person and so on;

“Corporation” means Foremost Clean Energy Ltd.;

“Date of Grant” means, for any Award, the date specified by the Plan Administrator at the time it grants the Award or, if no such date is specified, the date upon which the Award was granted;

“Deferred Share Unit” or “DSU” means a unit equivalent in value to a Share, credited by means of a bookkeeping entry in the books of the Corporation in accordance with Article 7;

“Director” means a director of the Corporation who is not an Employee;

“Director Fees” means the total compensation (including annual retainer and meeting fees, if any) paid by the Corporation to a Director in a calendar year for service on the Board;

“Disabled” or “Disability” means, with respect to a particular Participant:

(a)	“disabled” or “disability” (or any similar terms) as such terms are defined in the employment or other written agreement between the Corporation or a subsidiary of the Corporation and the Participant;

(b)	in the event there is no written or other applicable employment or other agreement between the Corporation or a subsidiary of the Corporation, or “disabled” or “disability” (or any similar terms) are not defined in such agreement, “disabled” or “disability” as such term are defined in the Award Agreement; or

(c)	in the event neither (a) or (b) apply, then the incapacity or inability of the Participant, by reason of mental or physical incapacity, disability, illness or disease (as determined by a legally qualified medical practitioner or by a court) that prevents the Participant from carrying out his or her normal and essential duties as an Employee, Director or Consultant for a continuous period of six months or for any cumulative period of 180 days in any consecutive twelve month period, the foregoing subject to and as determined in accordance with procedures established by the Plan Administrator for purposes of this Plan;

“Effective Date” means the effective date of this Plan, being December 20, 2024;

“Elected Amount” has the meaning set forth in Subsection 7.1(a);

“Electing Person” means a Participant who is, on the applicable Election Date, a Director;

“Election Date” means the date on which the Electing Person files an Election Notice in accordance with Subsection 7.1(b);

“Election Notice” has the meaning set forth in Subsection 7.1(b); “Employee” means an individual who:

(a)	is considered an employee of the Corporation or a subsidiary of the Corporation for purposes of source deductions under applicable tax or social welfare legislation; or

(b)	works full-time or part-time on a regular weekly basis for the Corporation or a subsidiary of the Corporation providing services normally provided by an employee and who is subject to the same control and direction by the Corporation or a subsidiary of the Corporation over the details and methods of work as an employee of the Corporation or such subsidiary;

“Exchange” means the Canadian Securities Exchange, or The Nasdaq Stock Market LLC, or such other principal stock exchange (if not the Canadian Securities Exchange) upon which the Shares may be listed, as applicable and as the context requires;

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“Exercise Notice” means a notice in writing, signed by a Participant and stating the Participant's intention to exercise a particular Option;

“Exercise Price” means the price at which an Option Share may be purchased pursuant to the exercise of an Option;

“Expiry Date” means the expiry date specified in the Award Agreement (which shall not be later than the tenth anniversary of the Date of Grant) or, if not so specified, means the tenth anniversary of the Date of Grant;

“In-the-Money Amount” has the meaning given to it in Subsection 4.5(b);

“Market Price” at any date in respect of the Shares shall be the volume weighted average closing price of Shares on the Exchange for the five trading days immediately preceding such date; provided that, for so long as the Shares are listed and posted for trading on the Exchange, the Market Price shall not be less than the market price, as calculated under the policies of the Exchange; and provided, further, that with respect to an Award made to a U.S. Taxpayer, such Participant, the class of Shares and the number of Shares subject to such Award shall be identified by the Board or the Committee prior to the start of the applicable five trading day period. In the event that such Shares are not listed and posted for trading on any Exchange, the Market Price shall be the fair market value of such Shares as determined by the Board in its sole discretion and, with respect to an Award made to a U.S. Taxpayer, in accordance with Section 409A of the Code;

“Option” means a right to purchase Shares under Article 4 of this Plan that is non-assignable and non-transferable, unless otherwise approved by the Plan Administrator;

“Option Shares” means Shares issuable by the Corporation upon the exercise of outstanding Options;

“Participant” means a Director, Employee or Consultant to whom an Award has been granted under this Plan;

“Performance Goals” means performance goals expressed in terms of attaining a specified level of the particular criteria or the attainment of a percentage increase or decrease in the particular criteria, and may be applied to one or more of the Corporation, a subsidiary of the Corporation, a division of the Corporation or a subsidiary of the Corporation, or an individual, or may be applied to the performance of the Corporation or a subsidiary of the Corporation relative to a market index, a group of other companies or a combination thereof, or on any other basis, all as determined by the Plan Administrator in its discretion;

“Performance Share Unit” or “PSU” means a unit equivalent in value to a Share, credited by means of a bookkeeping entry in the books of the Corporation in accordance with Article 6;

“Person” means an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate and a natural person in his or her capacity as trustee, executor, administrator or other legal representative;

“Plan” means this Stock Incentive Plan, as may be amended from time to time;

“Plan Administrator” means the Board, or if the administration of this Plan has been delegated by the Board to the Committee pursuant to Section 3.2, the Committee;

“Prior Plan” means the Corporation's 2023 Stock Option Plan, as the same may have been amended and/or restated;

“PSU Service Year” has the meaning given to it in Section 6.1;

“Restricted Share Unit” or “RSU” means a unit equivalent in value to a Share, credited by means of a bookkeeping entry in the books of the Corporation in accordance with Article 5;

“Retirement” means the termination of the Participant's working career by reason of retirement, other than on account of the Participant's termination of service by the Corporation or its subsidiary for Cause;

“RSU Service Year” has the meaning given to it in Subsection 5.1(a);

“Section 409A of the Code” or “Section 409A” means Section 409A of the Code and all regulations, guidance, compliance programs and other interpretive authority issued thereunder;

“Securities Laws” means securities legislation, securities regulation and securities rules, as amended, and the policies, notices, instruments and blanket orders in force from time to time that govern or are applicable to the Corporation or to which it is subject;

“Share” means one common share in the capital of the Corporation as constituted on the Effective Date or any share or shares issued in replacement of such common share in compliance with the laws of the Province of British Columbia or other applicable law, and/or one share of any additional class of common shares in the capital of the Corporation as may exist from time to time, or, after an adjustment contemplated by Article 10, such other shares or securities to which the holder of an Award may be entitled as a result of such adjustment;

“subsidiary” means an issuer that is Controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary, or any other entity in which the Corporation has an equity interest and is designated by the Plan Administrator, from time to time, for purposes of this Plan, to be a subsidiary;

“Tax Act” has the meaning set forth in Subsection 4.5(d);

“Termination Date” means, subject to applicable law which cannot be waived:

(a)	in the case of an Employee whose employment with the Corporation or a subsidiary of the Corporation terminates, (i) the date designated by the Employee and the Corporation or a subsidiary of the Corporation as the “Termination Date” (or similar term) in a written employment or other agreement between the Employee and Corporation or a subsidiary of the Corporation, or (ii) if no such written employment or other agreement exists, the date designated by the Corporation or a subsidiary of the Corporation, as the case may be, on which the Employee ceases to be an employee of the Corporation or the subsidiary of the Corporation, as the case may be; provided that, in the case of termination of employment by voluntary resignation by the Participant, such date shall not be earlier than the date notice of resignation was given; and in any event, the “Termination Date” shall be determined without including any period of reasonable notice that the Corporation or the subsidiary of the Corporation (as the case may be) may be required by law to provide to the Participant or any pay in lieu of notice of termination, severance pay or other damages paid or payable to the Participant;

(b)	in the case of a Consultant whose agreement or arrangement with the Corporation or a subsidiary of the Corporation terminates, (i) the date designated by the Corporation or the subsidiary of the Corporation, as the “Termination Date” (or similar term) or expiry date in a written agreement between the Consultant and Corporation or a subsidiary of the Corporation, or (ii) if no such written agreement exists, the date designated by the Corporation or a subsidiary of the Corporation, as the case may be, on which the Consultant ceases to be a Consultant or a service provider to the Corporation or the subsidiary of the Corporation, as the case may be, or on which the Participant's agreement or arrangement is terminated, provided that in the case of voluntary termination by the Participant of the Participant's consulting agreement or other written arrangement, such date shall not be earlier than the date notice of voluntary termination was given; in any event, the “Termination Date” shall be determined without including any period of notice that the Corporation or the subsidiary of the Corporation (as the case may be) may be required by law to provide to the Participant or any pay in lieu of notice of termination, termination fees or other damages paid or payable to the Participant; and

(c)	in the case of a Director, the date such individual ceases to be a Director; and in each case unless the individual continues to be a Participant in another capacity.

Notwithstanding the foregoing, in the case of a U.S. Taxpayer, a Participant's “Termination Date” will be the date the Participant experiences a “Separation from Service” with the Corporation or a subsidiary of the Corporation within the meaning of Section 409A of the Code;

“U.S.” or “United States” means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia;

“U.S. Person” shall mean a “U.S. person” as such term is defined in Rule 902(k) of Regulation S under the U.S. Securities Act (the definition of which includes, but is not limited to, (i) any natural person resident in the United States, (ii) any partnership or corporation organized or incorporated under the laws of the United States, (iii) any partnership or corporation organized outside of the United States by a U.S. Person principally for the purpose of investing in securities not registered under the U.S. Securities Act, unless it is organized, or incorporated, and owned, by accredited investors who are not natural persons, estates or trusts and (iv) any estate or trust of which any executor or administrator or trustee is a U.S. Person);

“U.S. Securities Act” means the United States Securities Act of 1933, as amended; and

“U.S. Taxpayer” shall mean a Participant who, with respect to an Award, is subject to taxation under the applicable U.S. tax laws.

2.2	Interpretation

(a)	Whenever the Plan Administrator exercises discretion in the administration of this Plan, the term “discretion” means the sole and absolute discretion of the Plan Administrator.

(b)	As used herein, the terms “Article”, “Section”, “Subsection” and “clause” mean and refer to the specified Article, Section, Subsection and clause of this Plan, respectively.

(c)	Words importing the singular include the plural and vice versa, and words importing any gender include any other gender.

(d)	Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period begins, including the day on which the period ends, and abridging the period to the immediately preceding Business Day in the event that the last day of the period is not a Business Day. In the event an action is required to be taken or a payment is required to be made on a day which is not a Business Day, such action shall be taken or such payment shall be made by the immediately preceding Business Day.

(e)	Unless otherwise specified, all references to money amounts are to Canadian currency.

(f)	The headings used herein are for convenience only and are not to affect the interpretation of this Plan.

ARTICLE 3

ADMINISTRATION

3.1	Administration

This Plan will be administered by the Plan Administrator and the Plan Administrator has sole and complete authority, in its discretion, to:

(a)	determine the individuals to whom grants of Awards under the Plan may be made;

(b)	make grants of Awards under the Plan relating to the issuance of Shares (including any combination of Options, Restricted Share Units, Performance Share Units or Deferred Share Units) in such amounts, to such Persons and, subject to the provisions of this Plan, on such terms and conditions as it determines, and including, without limitation:

(i)	the time or times at which Awards may be granted;

(ii)	the conditions under which:

(A)	Awards may be granted to Participants; or

(B)	Awards may be forfeited to the Corporation,

including any conditions relating to the attainment of specified Performance Goals;

(iii)	the number of Shares to be covered by any Award;

(iv)	the price, if any, to be paid by a Participant in connection with the purchase of Shares covered by any Awards;

(v)	whether restrictions or limitations are to be imposed on the Shares issuable pursuant to grants of any Award, and the nature of such restrictions or limitations, if any; and

(vi)	any acceleration of exercisability or vesting, or waiver of termination regarding any Award, based on such factors as the Plan Administrator may determine;

(c)	establish the form or forms of Award Agreements;

(d)	cancel, amend, adjust or otherwise change any Award under such circumstances as the Plan Administrator may consider appropriate in accordance with the provisions of this Plan;

(e)	construe and interpret this Plan and all Award Agreements;

(f)	adopt, amend, prescribe and rescind administrative guidelines and other rules and regulations relating to this Plan, including rules and regulations relating to sub- plans established for the purpose of satisfying applicable foreign laws or for qualifying for favorable tax treatment under applicable foreign laws; and

(g)	make all other determinations and take all other actions necessary or advisable for the implementation and administration of this Plan.

3.2	Delegation to Committee

(a)	The initial Plan Administrator shall be the Board.

(b)	To the extent permitted by applicable law, the Board may, from time to time, delegate to a committee of the Board (the “Committee”) all or any of the powers conferred on the Plan Administrator pursuant to this Plan, including the power to sub-delegate to any member(s) of the Committee or any specified officer(s) of the Corporation or its subsidiaries all or any of the powers delegated by the Board. In such event, the Committee or any sub-delegate will exercise the powers delegated to it in the manner and on the terms authorized by the delegating party. Any decision made or action taken by the Committee or any sub-delegate arising out of or in connection with the administration or interpretation of this Plan in this context is final and conclusive and binding on the Corporation and all subsidiaries of the Corporation, all Participants and all other Persons.

(c)	If a Committee has been appointed pursuant to this Section 3.2, such Committee shall continue to serve in its designated capacity until otherwise directed by the Board. From time to time the Board may increase the size of any Committee and appoint additional members thereof, remove members (with or without cause) and appoint new members in substitution therefor, fill vacancies (however caused) and dissolve a Committee and thereafter directly administer the Plan, all to the extent permitted by applicable laws and, in the case of a Committee administering the Plan in accordance with the requirements of Exchange Act Rule 16b-3 or Section 162(m) of the Code to the extent it remains applicable with respect to any outstanding Awards issued under the Corporation's Prior Plan, to the extent permitted or required by such provisions.

3.3	Determinations Binding

Any decision made or action taken by the Board, the Committee or any sub-delegate to whom authority has been delegated pursuant to Section 3.2 arising out of or in connection with the administration or interpretation of this Plan is final, conclusive and binding on the Corporation, the affected Participant(s), their legal and personal representatives and all other Persons.

3.4	Eligibility

All Directors, Employees and Consultants are eligible to participate in the Plan, subject to Subsection 9.1(f). Participation in the Plan is voluntary and eligibility to participate does not confer upon any Director, Employee or Consultant any right to receive any grant of an Award pursuant to the Plan. The extent to which any Director, Employee or Consultant is entitled to receive a grant of an Award pursuant to the Plan will be determined in the sole and absolute discretion of the Plan Administrator.

3.5	Plan Administrator Requirements

Any Award granted under this Plan shall be subject to the requirement that, if at any time the Plan Administrator shall determine that the listing, registration or qualification of the Shares issuable pursuant to such Award upon any securities exchange or under any Securities Laws of any jurisdiction, or the consent or approval of the Exchange and any securities commissions or similar securities regulatory bodies having jurisdiction over the Corporation is necessary as a condition of, or in connection with, the grant or exercise of such Award or the issuance or purchase of Shares thereunder, such Award may not be accepted or exercised, as applicable, in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected or obtained on conditions acceptable to the Plan Administrator. Without limiting the generality of the foregoing, all Awards shall be issued pursuant to the registration requirements of the U.S. Securities Act, or pursuant an exemption or exclusion from such registration requirements.

Nothing herein shall be deemed to require the Corporation to apply for or to obtain such listing, registration, qualification, consent or approval. Participants shall, to the extent applicable, cooperate with the Corporation in complying with such legislation, rules, regulations and policies.

3.6	Total Shares Subject to Awards

(a)	Subject to adjustment as provided for in Article 10 and any subsequent amendment to this Plan, the maximum aggregate number of Shares that may be issued pursuant to outstanding Awards granted under the Plan shall be equal to 15% of the issued and outstanding Shares at the time of grant calculated on a non-diluted basis.

(b)	Subject to adjustment as provided for in Article 10 and any subsequent amendment to this Plan, the maximum aggregate number of Shares that may be issued pursuant to outstanding Awards granted under the Plan within any twelve-month period shall be equal to 5% of the issued and outstanding Shares at the time of grant calculated on a non-diluted basis.

(c)	To the extent any Awards (or portion(s) thereof) under this Plan are exercised or settled or are terminated, cancelled, forfeit or lapse for any reason prior to exercise in full, or are surrendered to the Corporation by the Participant, any Shares subject to such Awards (or portion(s) thereof) shall be added back to the number of Shares reserved for issuance under this Plan and will again become available for issuance pursuant to the exercise of Awards granted under this Plan.

(d)	Any Shares issued by the Corporation through the assumption or substitution of outstanding stock options or other equity-based awards from an acquired company shall not reduce the number of Shares available for issuance pursuant to the exercise of Awards granted under this Plan.

3.7	Award Agreements

Each Award under this Plan will be evidenced by an Award Agreement. Each Award Agreement will be subject to the applicable provisions of this Plan and will contain such provisions as are required by this Plan and any other provisions that the Plan Administrator may direct. Any one officer of the Corporation is authorized and empowered to execute and deliver, for and on behalf of the Corporation, any Award Agreement to a Participant granted an Award pursuant to this Plan.

3.8	Non-transferability of Awards

Except as permitted by the Plan Administrator, and to the extent that certain rights may pass to a beneficiary or legal representative upon death of a Participant by will or as required by law, no assignment or transfer of Awards, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such Awards whatsoever in any assignee or transferee and, immediately upon any assignment or transfer, or any attempt to make the same, such Awards will terminate and be of no further force or effect. To the extent that certain rights to exercise any portion of an outstanding Award pass to a beneficiary or legal representative upon death of a Participant, the period in which such Award can be exercised by such beneficiary or legal representative shall not exceed one year from the Participant's death.

ARTICLE 4

OPTIONS

4.1	Granting of Options

The Plan Administrator may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Plan Administrator may prescribe, grant Options to any Participant. The terms and conditions of each Option grant shall be evidenced by an Award Agreement.

4.2	Exercise Price

The Plan Administrator will establish the Exercise Price at the time each Option is granted, which Exercise Price must in all cases be not less than the greater of the closing market price of the Shares on:

(a)	The trading day prior to the Date of Grant; and

(b)	The Date of Grant.

4.3	Term of Options

Subject to any accelerated termination as set forth in this Plan, each Option expires on its Expiry Date.

4.4	Vesting and Exercisability

(a)	The Plan Administrator shall have the authority to determine the vesting terms applicable to grants of Options.

(b)	Once an Option becomes vested, it shall remain vested and shall be exercisable until expiration or termination of the Option, unless otherwise specified by the Plan Administrator, or as may be otherwise set forth in any written employment agreement, Award Agreement or other written agreement between the Corporation or a subsidiary of the Corporation and the Participant. Each vested Option may be exercised at any time or from time to time, in whole or in part, for up to the total number of Option Shares with respect to which it is then exercisable. The Plan Administrator has the right to accelerate the date upon which any Option becomes exercisable.

(c)	Subject to the provisions of this Plan and any Award Agreement, Options shall be exercised by means of a fully completed Exercise Notice delivered to the Corporation.

(d)	The Plan Administrator may provide at the time of granting an Option that the exercise of that Option is subject to restrictions, in addition to those specified in this Section 4.4, such as vesting conditions relating to the attainment of specified Performance Goals.

4.5	Payment of Exercise Price

(a)	Unless otherwise specified by the Plan Administrator at the time of granting an Option and set forth in the particular Award Agreement, the Exercise Notice must be accompanied by payment of the Exercise Price. The Exercise Price must be fully paid by certified cheque, wire transfer, bank draft or money order payable to the Corporation or by such other means as might, in the discretion of the Plan Administrator, be specified from time to time by the Plan Administrator, which may include (i) through an arrangement with a broker approved by the Corporation (or through an arrangement directly with the Corporation) whereby payment of the Exercise Price is accomplished with the proceeds of the sale of Shares deliverable upon the exercise of the Option, (ii) through the cashless exercise process set out in Subsection 4.5(b) or (iii) such other consideration and method of payment for the issuance of Shares to the extent permitted by Securities Laws, or any combination of the foregoing methods of payment.

(b)	Unless otherwise specified by the Plan Administrator and set forth in the particular Award Agreement, if permitted by the Plan Administrator, at its discretion, a Participant may, in lieu of exercising an Option pursuant to an Exercise Notice, elect to surrender such Option to the Corporation (a “Cashless Exercise”) in consideration for an amount from the Corporation equal to (i) the Market Price of the Shares issuable on the exercise of such Option (or portion thereof) as of the date such Option (or portion thereof) is exercised, less (ii) the aggregate Exercise Price of the Option (or portion thereof) surrendered relating to such Shares (the “In-the-Money Amount”), by written notice to the Corporation indicating the number of Options such Participant wishes to exercise using the Cashless Exercise, and such other information that the Corporation may require. Subject to Section 8.3, the Corporation shall satisfy payment of the In-the-Money Amount by delivering to the Participant such number of Shares (rounded down to the nearest whole number) having a fair market value equal to the In-the-Money Amount.

(c)	No Shares will be issued or transferred until full payment therefor has been received by the Corporation or arrangements for such payment have been made to the satisfaction of the Plan Administrator.

(d)	If a Participant surrenders Options through a Cashless Exercise pursuant to Subsection 4.5(b), to the extent that such Participant would be entitled to a deduction under paragraph 110(1)(d) of the Income Tax Act (Canada) (the “Tax Act”) in respect of such surrender if the election described in subsection 110(1.1) of the Tax Act were made and filed (and the other procedures described therein were undertaken) on a timely basis after such surrender, the Corporation will, at the written request of the Participant, cause such election to be so made and filed (and such other procedures to be so undertaken).

ARTICLE 5

RESTRICTED SHARE UNITS

5.1	Granting of RSUs

(a)	The Plan Administrator may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Plan Administrator may prescribe, grant RSUs to any Participant in respect of services rendered by the applicable Participant in a taxation year (the “RSU Service Year”). If a Participant is to receive RSUs as remuneration for an RSU Service Year other than as a bonus or similar payment, the RSU grant shall be made before such remuneration has been earned, and, for greater certainty, if such RSU grants are made at the discretion of the Plan Administrator on a quarterly basis, each such RSU grant shall be made in advance of the quarter to which it relates. The terms and conditions of each RSU grant shall be evidenced by an Award Agreement. Each RSU will consist of a right to receive a Share upon the settlement of such RSU.

(b)	The number of RSUs (including fractional RSUs) granted at any particular time pursuant to this Article 5 will be calculated by dividing (i) the amount that is to be paid in RSUs, as determined by the Plan Administrator, by (ii) the greater of (A) the Market Price of a Share on the Date of Grant and (B) such amount as determined by the Plan Administrator in its sole discretion.

5.2	RSU Account

All RSUs received by a Participant shall be credited to an account maintained for the Participant on the books of the Corporation as of the Date of Grant.

5.3	Vesting of RSUs

The Plan Administrator shall have the authority to determine any vesting terms applicable to the grant of RSUs, provided that the terms comply with Section 409A with respect to a U.S. Taxpayer.

5.4	Settlement of RSUs

The Plan Administrator shall have the sole authority to determine the settlement terms applicable to the grant of RSUs, provided that settlement shall in all cases be in the form of Shares, and further provided that, with respect to a U.S. Taxpayer, the terms comply with Section 409A to the extent it is applicable. Unless an RSU awarded to a U.S. Taxpayer is designed to be exempt from Section 409A (and the applicable RSU Agreement properly reflects terms required for such exemption), the applicable RSU Award Agreement will designate the payment date or event for settlement of the RSUs in accordance with the requirements of Section 409A, specifically setting forth such date or dates that are the “RSU Designated Payment Date(s)”. Subject to Subsection 11.7(d) below and except as otherwise provided in an Award Agreement, on the settlement date for any RSU the Participant shall redeem each vested RSU for one fully paid and non-assessable Share issued from treasury to the Participant or as the Participant may direct.

ARTICLE 6

PERFORMANCE SHARE UNITS

6.1	Granting of PSUs

The Plan Administrator may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Plan Administrator may prescribe, grant PSUs to any Participant in respect of services rendered by the applicable Participant in a taxation year (the “PSU Service Year”). If a Participant is to receive PSUs as remuneration for a PSU Service Year other than as a bonus or similar payment, the PSU grant shall be made before such remuneration has been earned. The terms and conditions of each PSU grant shall be evidenced by an Award Agreement, provided that, with respect to a U.S. Taxpayer, the terms comply with Section 409A to the extent it is applicable. Unless a PSU awarded to a U.S. Taxpayer is designed to be exempt from Section 409A (and the applicable PSU Agreement properly reflects terms required for such exemption), the applicable PSU Award Agreement will designate the payment date or event for settlement of the PSUs in accordance with the requirements of Section 409A (the “PSU Designated Payment Date”), and unless otherwise provided in the PSU Award Agreement, the PSU Designated Payment Date(s) will be the last day of the designated performance period. Each PSU will consist of a right to receive a Share upon the achievement of such Performance Goals during such performance periods as the Plan Administrator shall establish.

6.2	Terms of PSUs

The Performance Goals to be achieved during any performance period, the length of any performance period, the amount of any PSUs granted, the effect of termination of a Participant's employment and the settlement terms pursuant to any PSU will be determined by the Plan Administrator and by the other terms and conditions of any PSU, all as set forth in the applicable Award Agreement, provided that settlement shall in all cases be in the form of Shares.

6.3	Performance Goals

The Plan Administrator will issue Performance Goals prior to the Date of Grant to which such Performance Goals pertain. The Performance Goals may be based upon the achievement of corporate, divisional or individual goals, and may be applied to performance relative to an index or comparator group, or on any other basis determined by the Plan Administrator. Following the Date of Grant, the Plan Administrator may modify the Performance Goals as necessary to align them with the Corporation's corporate objectives, subject to any limitations set forth in an Award Agreement or an employment or other agreement with a Participant. The Performance Goals may include a threshold level of performance below which no vesting will occur, levels of performance at which specified vesting will occur and a maximum level of performance above which no additional settlement or vesting will be made (or at which full vesting will occur), all as set forth in the applicable Award Agreement.

6.4	PSU Account

All PSUs received by a Participant shall be credited to an account maintained for the Participant on the books of the Corporation as of the Date of Grant.

6.5	Vesting of PSUs

The Plan Administrator shall have the authority to determine any vesting terms applicable to the grant of PSUs, provided that the terms comply with Section 409A, to the extent it is applicable, with respect to a U.S. Taxpayer.

6.6	Settlement of PSUs

The Plan Administrator shall have the authority to determine the settlement terms applicable to the grant of PSUs provided that settlement shall in all cases be in the form of Shares, and further provided that, with respect to a U.S. Taxpayer, the terms comply with Section 409A to the extent it is applicable. Subject to Subsection 11.7(d) below and except as otherwise provided in an Award Agreement, on the settlement date for any PSU the Participant shall redeem each vested PSU for one fully paid and non-assessable Share issued from treasury to the Participant or as the Participant may direct.

ARTICLE 7

DEFERRED SHARE UNITS

7.1	Granting of DSUs

(a)	The Board may fix from time to time a portion of the Director Fees that is to be payable in the form of DSUs. In addition, each Electing Person is given, subject to the conditions stated herein, the right to elect in accordance with Subsection 7.1(b) to participate in the grant of additional DSUs pursuant to this Article 7. An Electing Person who elects to participate in the grant of additional DSUs pursuant to this Article 7 shall receive their Elected Amount (as that term is defined below) in the form of DSUs. The “Elected Amount” shall be an amount, as elected by the Director, in accordance with applicable tax law, between 0% and 100% of any Director Fees that would otherwise be paid in cash (the “Cash Fees”).

(b)	Each Electing Person who elects to receive their Elected Amount in the form of DSUs will be required to file a notice of election in the form of Schedule A hereto (the “Election Notice”) with the Chief Financial Officer of the Corporation: (i) in the case of an existing Electing Person, by December 31st in the year prior to the year in which the services giving rise to the Director Fees that are subject to such election are performed (other than for Director Fees payable for the 2024 financial year, in which case any Electing Person who is not a U.S. Taxpayer as of the date of this Plan shall file the Election Notice by the date that is 30 days from the Effective Date with respect to compensation paid for services to be performed after such date); and (ii) in the case of a newly appointed Electing Person who is not a U.S. Taxpayer, within 30 days of such appointment with respect to compensation paid for services to be performed after such date. In the case of the first year in which an Electing Person who is a U.S. Taxpayer first becomes an Electing Person under the Plan (or any plan required to be aggregated with the Plan under Section 409A), an initial Election Notice may be filed within 30 days of such appointment only with respect to compensation paid for services to be performed after the end of the 30-day election period. If no election is made within the foregoing time frames, the Electing Person shall be deemed to have elected to be paid the entire amount of his or her Cash Fees in cash.

(c)	Subject to Subsection 7.1(d), the election of an Electing Person under Subsection 7.1(b) shall be deemed to apply to all Cash Fees paid subsequent to the filing of the Election Notice. In the case of an Electing Person who is a U.S. Taxpayer, his or her election under Subsection 7.1(b) shall be deemed to apply to all Cash Fees that are earned in calendar years beginning after the Election Date. An Electing Person is not required to file another Election Notice for subsequent calendar years.

(d)	Each Electing Person who is not a U.S. Taxpayer is entitled once per calendar year to terminate his or her election to receive DSUs by filing with the Chief Financial Officer of the Corporation a termination notice in the form of Schedule B. Such termination shall be effective immediately upon receipt of such notice, provided that the Corporation has not imposed a “black-out” on trading. Thereafter, any portion of such Electing Person's Cash Fees payable or paid in the same calendar year and, subject to complying with Subsection 7.1(b), all subsequent calendar years shall be paid in cash. For greater certainty, to the extent an Electing Person terminates his or her participation in the grant of DSUs pursuant to this Article 7, he or she shall not be entitled to elect to receive the Elected Amount, or any other amount of his or her Cash Fees in DSUs again until the calendar year following the year in which the termination notice is delivered. An election by a U.S. Taxpayer to receive the Elected Amount in DSUs for any calendar year (or portion thereof) is irrevocable for that calendar year after the expiration of the election period for that year and any termination of the election will not take effect until the first day of the calendar year following the calendar year in which the termination notice in the form of Schedule C is delivered.

(e)	Any DSUs granted pursuant to this Article 7 prior to the delivery of a termination notice pursuant to Subsection 7.1(d) shall remain in the Plan following such termination and will be redeemable only in accordance with the terms of the Plan.

(f)	The number of DSUs (including fractional DSUs) granted at any particular time pursuant to this Article 7 will be calculated by dividing (i) the amount of Director Fees that are to be paid as DSUs, as determined by the Plan Administrator or Director Fees that are to be paid in DSUs (including any Elected Amount) by (ii) the Market Price of a Share on the Date of Grant.

(g)	In addition to the foregoing, the Plan Administrator may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Plan Administrator may prescribe, grant DSUs to any Participant.

7.2	DSU Account

All DSUs received by a Participant (which, for greater certainty includes Electing Persons) shall be credited to an account maintained for the Participant on the books of the Corporation as of the Date of Grant. The terms and conditions of each DSU grant shall be evidenced by an Award Agreement.

7.3	Vesting of DSUs

Except as otherwise determined by the Plan Administrator or as set forth in the particular Award Agreement, DSUs shall vest immediately upon grant.

7.4	Settlement of DSUs

(a)	DSUs shall be settled on the date established in the Award Agreement; provided, however, that if there is no Award Agreement or the Award Agreement does not establish a date for the settlement of the DSUs, then, for a Participant who is not a U.S. Taxpayer, the settlement date shall be the date determined by the Participant (which date shall not be earlier than the Termination Date nor later than the end of the first calendar year commencing after the Termination Date), and for a Participant who is a U.S. Taxpayer, the settlement date shall be the date determined by the Participant in accordance with the Election Notice (which date shall not be earlier than the Participant's Separation from Service nor later than the end of the first calendar year commencing after the Termination Date). On the settlement date for any DSU the Participant shall redeem each vested DSU for:

(i)	one fully paid and non-assessable Share issued from treasury to the Participant or as the Participant may direct; or

(ii)	at the election of the Participant and subject to the approval of the Plan Administrator, a cash payment.

(b)	Any cash payments made under this Section 7.4 by the Corporation to a Participant in respect of DSUs to be redeemed for cash shall be calculated by multiplying the number of DSUs to be redeemed for cash by the Market Price per Share as at the settlement date.

(c)	Payment of cash to Participants on the redemption of vested DSUs may be made through the Corporation's payroll or in such other manner as determined by the Corporation.

7.5	No Additional Amount or Benefit

For greater certainty, neither a Participant to whom DSUs are granted nor any person with whom such Participant does not deal at arm's length (for purposes of the Tax Act) shall be entitled, either immediately or in the future, either absolutely or contingently, to receive or obtain any amount or benefit granted or to be granted for the purpose of reducing the impact, in whole or in part, of any reduction in the Market Price of the Shares to which the DSUs relate.

ARTICLE 8

ADDITIONAL AWARD TERMS

8.1	Dividend Equivalents

(a)	Unless otherwise determined by the Plan Administrator and set forth in the particular Award Agreement, an Award of RSUs, PSUs and DSUs shall include the right for such RSUs, PSUs and DSUs to be credited with dividend equivalents in the form of additional RSUs, PSUs and DSUs, respectively, as of each dividend payment date in respect of which normal cash dividends are paid on Shares. Such dividend equivalents shall be computed by dividing (a) the amount obtained by multiplying the amount of the dividend declared and paid per Share by the number of RSUs, PSUs and DSUs, as applicable, held by the Participant on the record date for the payment of such dividend by (b) the Market Price at the close of the first Business Day immediately following the dividend record date, with fractions computed to three decimal places. Dividend equivalents credited to a Participant's account shall vest in proportion to the RSUs, PSUs and DSUs to which they relate, and shall be settled in accordance with Sections 5.4, 6.6, and 7.4 respectively.

(b)	The foregoing does not obligate the Corporation to declare or pay dividends on Shares and nothing in this Plan shall be interpreted as creating such an obligation.

8.2	Black-out Period

In the event that an Award expires at a time when a scheduled blackout is in place or an undisclosed material change or material fact in the affairs of the Corporation exists, the expiry of such Award will be the date that is 10 Business Days after which such scheduled blackout terminates or there is no longer such undisclosed material change or material fact.

8.3	Withholding Taxes

Notwithstanding any other terms of this Plan, the granting, vesting or settlement of each Award under this Plan is subject to the condition that if at any time the Plan Administrator determines, in its discretion, that the satisfaction of withholding tax or other withholding or remittance liabilities is necessary or desirable in respect of such grant, vesting or settlement, such action is not effective unless related withholding has been effected to the satisfaction of the Plan Administrator. In such circumstances the Plan Administrator may require that a Participant pay to the Corporation the amount as the Corporation or a subsidiary of the Corporation is obliged to withhold or remit to the relevant taxing authority in respect of the granting, vesting or settlement of the Award. Any such additional payment is due no later than the date on which such amount with respect to the Award is required to be remitted to the relevant tax authority by the Corporation or a subsidiary of the Corporation, as the case may be, or, at the discretion of the Plan Administrator, at any earlier date as a condition of vesting or settlement of the Award. Alternatively, and subject to any requirements or limitations under applicable law, the Corporation or any Affiliate may (a) withhold such amount from any remuneration or other amount payable by the Corporation or any Affiliate to the Participant, (b) require the sale, on behalf of the applicable Participant, of a number of Shares issued upon exercise, vesting or settlement of such Award and the remittance to the Corporation of the net proceeds from such sale sufficient to satisfy such amount or (c) enter into any other suitable arrangements for the receipt of such amount.

8.4	Recoupment

Notwithstanding any other terms of this Plan, Awards may be subject to potential cancellation, recoupment, rescission, payback or other action in accordance with the terms of any clawback, recoupment or similar policy adopted by the Corporation or the relevant subsidiary of the Corporation, or as set out in the Participant's employment agreement, Award Agreement or other written agreement, or as otherwise required by law or the rules of the Exchange. The Plan Administrator may at any time waive the application of this Section 8.4 to any Participant or category of Participants.

ARTICLE 9

TERMINATION OF EMPLOYMENT OR SERVICES

9.1	Termination of Employee, Consultant or Director

Subject to Section 9.2, unless otherwise determined by the Plan Administrator and set forth in an employment agreement, Award Agreement or other written agreement:

(a)	where a Participant's employment, consulting agreement or arrangement is terminated or the Participant ceases to hold office or his or her position, as applicable, by reason of termination by the Corporation or a subsidiary of the Corporation for Cause, then any Option or other Award held by the Participant that has not been exercised, surrendered or settled as of the Termination Date shall be immediately forfeited and cancelled as of the Termination Date;

(b)	where a Participant's employment, consulting agreement or arrangement is terminated by reason of the voluntary resignation by the Participant, then

(i)	any RSU, PSU or DSU held by the Participant that has not been surrendered or settled as of the Termination Date shall be immediately forfeited and cancelled as of the Termination Date; and

(ii)	a portion of any unvested Options shall immediately vest, such portion to be equal to the number of unvested Options held by the Participant as of the Termination Date that would have vested (including, if applicable, based on the achievement of any Performance Goals) assuming that no termination had occurred, multiplied by a fraction the numerator of which is the number of days between the Date of Grant and the Termination Date and the denominator of which is the number of days between the Date of Grant and the date any unvested Options were originally scheduled to vest. Any vested Options may be exercised by the Participant at any time during the period that terminates on the earlier of (A) the Expiry Date of such Option and (B) the date that is 90 days after the Termination Date. If an Option remains unexercised upon the earlier of (A) or (B), the Option shall be immediately forfeited and cancelled for no consideration upon the termination of such period.

(c)	where a Participant's employment, consulting agreement or arrangement is terminated by the Corporation or a subsidiary of the Corporation without Cause (whether such termination occurs with or without any or adequate reasonable notice, or with or without any or adequate compensation in lieu of such reasonable notice) then a portion of any unvested Options or other Awards shall immediately vest, such portion to be equal to the number of unvested Options or other Awards held by the Participant as of the Termination Date that would have vested (including, if applicable, based on the achievement of any Performance Goals) assuming that no termination had occurred, multiplied by a fraction the numerator of which is the number of days between the Date of Grant and the Termination Date and the denominator of which is the number of days between the Date of Grant and the date any unvested Options or other Awards were originally scheduled to vest. Any vested Options may be exercised by the Participant at any time during the period that terminates on the earlier of (A) the Expiry Date of such Option and (B) the date that is 90 days after the Termination Date. If an Option remains unexercised upon the earlier of (A) or (B), the Option shall be immediately forfeited and cancelled for no consideration upon the termination of such period. In the case of a vested Award (other than an Option) of a Participant who is not a U.S. Taxpayer, such Award will be settled within 90 days after the Termination Date. In the case of a vested RSU or a vested PSU of a U.S. Taxpayer (including RSUs and PSUs that become vested as a result of this Subsection 9.1(c)), such RSU or PSU will be settled within 90 days after the Termination Date. Vested DSUs of U.S. Taxpayers will be settled in accordance with the Participant's Election Notice (the form of which is attached as Schedule A hereto);

(d)	where a Participant's employment, consulting agreement or arrangement terminates on account of his or her becoming Disabled, then a portion of any unvested Options or other Awards shall immediately vest, such portion to be equal to the number of unvested Options or other Awards held by the Participant as of the Termination Date that would have vested (including, if applicable, based on the achievement of any Performance Goals) assuming that no termination had occurred, multiplied by a fraction the numerator of which is the number of days between the Date of Grant and the Termination Date and the denominator of which is the number of days between the Date of Grant and the date any unvested Options or other Awards were originally scheduled to vest. Any vested Option may be exercised by the Participant at any time until the Expiry Date of such Option. Any vested Award (other than an Option) of a Participant who is not a U.S. Taxpayer will be settled within 90 days after the Termination Date. In the case of a vested RSU or a vested PSU of a U.S. Taxpayer (including RSUs and PSUs that become vested as a result of this Subsection 9.1(d)), such RSU or PSU will be settled within 90 days after the Termination Date. Vested DSUs of U.S. Taxpayers will be settled in accordance with the Participant's Election Notice (the form of which is attached as Schedule A hereto);

(e)	where a Participant's employment, consulting agreement or arrangement is terminated by reason of the death of the Participant, then a portion of any unvested Options or other Awards shall immediately vest, such portion to be equal to the number of unvested Options or other Awards held by the Participant as of the Termination Date that would have vested (including, if applicable, based on the achievement of any Performance Goals) assuming that no termination had occurred, multiplied by a fraction the numerator of which is the number of days between the Date of Grant and the Termination Date and the denominator of which is the number of days between the Date of Grant and the date any unvested Options or other Awards were originally scheduled to vest. Any vested Option may be exercised by the Participant's beneficiary or legal representative (as applicable) at any time during the period that terminates on the earlier of (A) the Expiry Date of such Option and (B) the first anniversary of the date of the death of such Participant. If an Option remains unexercised upon the earlier of (A) or (B), the Option shall be immediately forfeited and cancelled for no consideration upon the termination of such period. In the case of a vested Award (other than an Option), of a Participant who is not a U.S. Taxpayer, such Award will be settled with the Participant's beneficiary or legal representative (as applicable) within 90 days after the date of the Participant's death. In the case of a vested RSU or a vested PSU of a U.S. Taxpayer (including RSUs and PSUs that become vested as a result of this Subsection 9.1(e)), such RSU or PSU will be settled with the Participant's beneficiary or legal representative within 90 days after the Participant's death. Vested DSUs of U.S. Taxpayers will be settled in accordance with the Participant's Election Notice (the form of which is attached as Schedule A hereto);

(f)	where the employment, consulting agreement or arrangement of a Participant is terminated due to the Participant's Retirement, then a portion of any unvested Options or other Awards shall immediately vest, such portion to be equal to the number of unvested Options or other Awards held by the Participant as of the Termination Date that would have vested (including, if applicable, based on the achievement of any Performance Goals) assuming that no termination had occurred, multiplied by a fraction the numerator of which is the number of days between the Date of Grant and the Termination Date and the denominator of which is the number of days between the Date of Grant and the date any unvested Options or other Awards were originally scheduled to vest. Any vested Option may be exercised by the Participant at any time during the period that terminates on the earlier of (A) the Expiry Date of such Option and (B) the third anniversary of the Participant's date of Retirement. If an Option remains unexercised upon the earlier of (A) or (B), the Option shall be immediately forfeited and cancelled for no consideration upon the termination of such period. With respect to Awards of Participants who are not U.S. Taxpayers, in the case of a vested Award other than an Option, such Award will be settled within 90 days after the Participant's Retirement. In the case of a vested Award other than an Option (and with respect to U.S. Taxpayers a Vested Award other than an Option or a DSU), such Award will be settled at the same time the Award would otherwise have been settled had the Participant remained in active service with the Corporation or its subsidiary. With respect to Awards of Participants who are U.S. Taxpayers, vested RSUs and vested PSUs (including RSUs and PSUs that become vested as a result of this Subsection 9.1(f)) will be settled within 90 days after the Participant's Termination Date. Vested DSUs of U.S. Taxpayers will be settled in accordance with the Participant's Election Notice (the form is attached as Schedule A hereto). Notwithstanding the foregoing, if, following his or her Retirement, the Participant commences (the “Commencement Date”) employment, consulting or acting as a Director of the Corporation or any of its subsidiaries (or in an analogous capacity) or otherwise as a service provider to any Person that carries on or proposes to carry on a business competitive with the Corporation or any of its subsidiaries, any Option or other Award held by the Participant that has not been exercised or settled as of the Commencement Date shall be immediately forfeited and cancelled as of the Commencement Date;

(g)	a Participant's eligibility to receive further grants of Options or other Awards under this Plan ceases as of:

(i)	the date that the Corporation or a subsidiary of the Corporation, as the case may be, provides the Participant with written notification that the Participant's employment, consulting agreement or arrangement is terminated, notwithstanding that such date may be prior to the Termination Date; or

(ii)	the date of the death, Disability or Retirement of the Participant;

(h)	notwithstanding Subsection 9.1(c), unless the Plan Administrator, in its discretion, otherwise determines, at any time and from time to time, but with due regard for Section 409A, Options or other Awards are not affected by a change of employment or consulting agreement or arrangement or directorship within or among the Corporation or a subsidiary of the Corporation for so long as the Participant continues to be a Director, Employee or Consultant, as applicable, of the Corporation or a subsidiary of the Corporation; and

(i)	for greater clarity, RSUs PSUs and DSUs granted to a Participant who is a U.S. Taxpayer are intended to comply with Section 409A, and unless otherwise provided in the applicable Award Agreement or other written agreement, or unless exempt from Section 409A, the settlement of vested RSUs and vested PSUs will occur, subject to Subsections 11.7(d)) and 10.2(c), at the earlier of (i) the Participant's Separation from Service, and (ii) the RSU Designated Payment Date or PSU Designated Payment Date, as applicable. DSUs granted to a Participant who is a U.S. Taxpayer will be settled and paid out in accordance with the Participant's Election Notice (the form of which is attached as Schedule A hereto).

9.2	Discretion to Permit Acceleration of Vesting

Notwithstanding the provisions of Section 9.1, the Plan Administrator may, in its discretion, at any time prior to, or following the events contemplated in such Section, or in an employment agreement, Award Agreement or other written agreement between the Corporation or a subsidiary of the Corporation and the Participant, permit the acceleration of vesting of any or all Awards or waive termination of any or all Awards, all in the manner and on the terms as may be authorized by the Plan Administrator, taking into account the requirements of Section 409A of the Code with respect to Awards of U.S. Taxpayers, to the extent it is applicable, and provided that such acceleration of vesting will not change the time of settlement of an Award that is subject to Section 409A unless otherwise permitted under Section 409A.

ARTICLE 10

EVENTS AFFECTING THE CORPORATION

10.1	General

The existence of any Awards does not affect in any way the right or power of the Corporation or its shareholders to make, authorize or determine any adjustment, recapitalization, reorganization or any other change in the Corporation's capital structure or its business, or any amalgamation, combination, arrangement, merger or consolidation involving the Corporation, to create or issue any bonds, debentures, Shares or other securities of the Corporation or to determine the rights and conditions attaching thereto, to effect the dissolution or liquidation of the Corporation or any sale or transfer of all or any part of its assets or business or to effect any other corporate act or proceeding, whether of a similar character or otherwise, whether or not any such action referred to in this Article 10 would have an adverse effect on this Plan or on any Award granted hereunder.

10.2	Change in Control

Except as may be set forth in an employment agreement, Award Agreement or other written agreement between the Corporation or a subsidiary of the Corporation and the Participant:

(a)	subject to this Section 10.2, but notwithstanding anything else in this Plan or any Award Agreement, the Plan Administrator may, without the consent of any Participant, take such steps as it deems necessary or desirable, including to cause:

(i)	the conversion or exchange of any outstanding Awards into or for rights or other securities of substantially equivalent value, as determined by the Plan Administrator in its discretion, in any entity participating in or resulting from a Change in Control; (ii) outstanding Awards to vest and become exercisable, realizable or payable, or restrictions applicable to an Award to lapse, in whole or in part prior to or upon consummation of such merger or Change in Control, and, to the extent the Plan Administrator determines, terminate upon or immediately prior to the effectiveness of such merger or Change in Control; (iii) the termination of an Award in exchange for an amount of cash and/or property, if any, equal to the amount that would have been attained upon the exercise or settlement of such Award or realization of the Participant's rights as of the date of the occurrence of the transaction (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction the Plan Administrator determines in good faith that no amount would have been attained upon the exercise or settlement of such Award or realization of the Participant's rights, then such Award may be terminated by the Corporation without payment); (iv) the replacement of such Award with other rights or property selected by the Board in its sole discretion where such replacement would not adversely affect the holder; or (v) any combination of the foregoing. In taking any of the actions permitted under this Subsection 10.2(a), the Plan Administrator will not be required to treat all Awards similarly in the transaction. Notwithstanding the foregoing:

(ii)	in the case of Options held by a Canadian Taxpayer the Plan Administrator may not cause the Canadian Taxpayer to receive (pursuant to this Subsection 10.2(a)) any property in connection with a Change in Control other than rights to acquire shares of a corporation or units of a “mutual fund trust” (as defined in the Tax Act) of the Corporation or a “qualifying person” (as defined in the Tax Act) that does not deal at arm's length (for purposes of the Tax Act) with the Corporation, as applicable, at the time such rights are issued or granted; and

(iii)	in the case of RSUs and PSUs held by a Canadian Taxpayer the Plan Administrator may not cause the Canadian Taxpayer to receive (pursuant to this Subsection 10.2(a)) any property in connection with a Change in Control other than rights to acquire shares of a corporation or units of a “mutual fund trust” (as defined in the Tax Act) of the Corporation or a “qualifying person” (as defined in the Tax Act) that does not deal at arm's length (for purposes of the Tax Act) with the Corporation, as applicable, at the time such rights are issued or granted;

(b)	notwithstanding Section 9.1, and except as otherwise provided in a written employment or other agreement between the Corporation or a subsidiary of the Corporation and a Participant, if within 12 months following the completion of a transaction resulting in a Change in Control, a Participant's employment, consultancy or directorship is terminated by the Corporation or a subsidiary of the Corporation without Cause:

(i)	any unvested Awards, other than PSUs, held by the Participant at the Termination Date shall immediately vest;

(ii)	any unvested PSUs held by the Participant at the Termination Date which are unvested due to the Performance Goals of a PSU not being met by the Participant, other than passage of time, shall immediately vest using an Adjustment Factor as determined by the Plan Administrator;

(iii)	any vested Awards of Participants may be exercised, surrendered or settled by such Participant at any time during the period that terminates on the earlier of (A) the Expiry Date of such Award and (B) the date that is 90 days after the Termination Date, provided that any vested Awards (other than Options and DSUs) granted to U.S. Taxpayers will be settled within 90 days of the Participant's Separation from Service. DSUs of U.S. Taxpayers will be settled in accordance with the Participant's Election Notice (the form of which is attached as Schedule A hereto) unless earlier settlement upon the Participant's Separation from Service would be permitted under Section 409A. Any Award that has not been exercised, surrendered or settled at the end of such period will be immediately forfeited and cancelled;

(c)	notwithstanding Subsection 10.2(a) and unless otherwise determined by the Plan Administrator, if, as a result of a Change in Control, the Shares will cease trading on an Exchange, then the Corporation may terminate all of the Awards, other than an Option, RSU or PSU held by a Canadian Taxpayer for the purposes of the Tax Act, granted under this Plan at the time of and subject to the completion of the Change in Control transaction by paying to each holder at or within a reasonable period of time following completion of such Change in Control transaction an amount for each Award equal to the fair market value of the Award held by such Participant as determined by the Plan Administrator, acting reasonably, provided that any vested Awards granted to U.S. Taxpayers will be settled within 90 days of the Change in Control, and provided further that DSUs of a U.S. Taxpayer will not be terminated and paid out pursuant to this Subsection 10.2(c) unless otherwise permitted in compliance with Section 409A; and

(d)	it is intended that any actions taken under this Section 10.2 will comply with the requirements of Section 409A of the Code with respect to Awards granted to U.S. Taxpayers.

10.3	Reorganization of Corporation's Capital

Should the Corporation effect a subdivision or consolidation of Shares or any similar capital reorganization or a payment of a stock dividend (other than a stock dividend that is in lieu of a cash dividend), or should any other change be made in the capitalization of the Corporation that does not constitute a Change in Control and that would warrant the amendment or replacement of any existing Awards in order to adjust the number of Shares that may be acquired on the vesting of outstanding Awards and/or the terms of any Award in order to preserve proportionately the rights and obligations of the Participants holding such Awards, then, subject to the prior approval of the Exchange, if required, (i) the number of Shares reserved for issuance under the Plan shall be correspondingly adjusted and (ii) the Plan Administrator will make such adjustments to Awards (such as the number and type of securities subject to an Award, the Exercise Price of an Award and any performance goals) or to any provisions of this Plan as the Plan Administrator deems equitable to prevent dilution or enlargement of Awards or as may otherwise be advisable.

10.4	Other Events Affecting the Corporation

In the event of an amalgamation, combination, arrangement, merger or other transaction or reorganization involving the Corporation and occurring by exchange of Shares, by sale or lease of assets or otherwise, that does not constitute a Change in Control and that warrants the amendment or replacement of any existing Awards in order to adjust the number and/or type of Shares that may be acquired, or by reference to which such Awards may be settled, on the vesting of outstanding Awards and/or the terms of any Award in order to preserve proportionately the rights and obligations of the Participants holding such Awards, the Plan Administrator will, subject to the prior approval of the Exchange, authorize such steps to be taken as it may consider to be equitable and appropriate to that end.

10.5	Immediate Acceleration of Awards

In taking any of the steps provided in Sections 10.3 and 10.4, the Plan Administrator will not be required to treat all Awards similarly and where the Plan Administrator determines that the steps provided in Sections 10.3 and 10.4 would not preserve proportionately the rights, value and obligations of the Participants holding such Awards in the circumstances or otherwise determines that it is appropriate, the Plan Administrator may, but is not required to, permit the immediate vesting of any unvested Awards, provided that any adjustment of acceleration of vesting undertaken pursuant to Article 10 shall be undertaken only in a manner, and to the extent, they will not result in adverse tax consequences under Section 409A of the Code.

10.6	Issue by Corporation of Additional Shares

Except as expressly provided in this Article 10, neither:

(a)	the issue by the Corporation of (i) shares of any class, (ii) securities convertible into or exchangeable for shares of any class or (iii) securities otherwise entitling the holder to acquire shares of any class (including, without limitation, stock options and Share purchase warrants); nor

(b)	the issuance of the underlying securities upon the exercise of the conversion, exchange or other acquisition rights attaching to such securities;

affects, and no adjustment by reason thereof is to be made with respect to, the number of Shares that may be acquired as a result of a grant of Awards.

10.7	Fractions

No fractional Shares will be issued pursuant to an Award. Accordingly, if, as a result of any adjustment under this Article 10 or a dividend equivalent, a Participant would become entitled to a fractional Share, the Participant has the right to acquire only the adjusted number of full Shares and no payment or other adjustment will be made with respect to the fractional Shares, which shall be disregarded.

ARTICLE 11

U.S. TAXPAYERS

11.1	Provisions for U.S. Taxpayers

Options granted under this Plan to U.S. Taxpayers may be non-qualified stock options or incentive stock options qualifying under Section 422 of the Code (the “ISOs”). Each Option shall be designated in the Award Agreement as either an ISO or a non-qualified stock option. If an Award Agreement fails to designate an Option as either an ISO or non-qualified stock option, the Option will be a non-qualified stock option. The Corporation shall not be liable to any Participant or to any other Person if it is determined that an Option intended to be an ISO does not qualify as an ISO. Non-qualified stock options will be granted to a U.S. Taxpayer only if (i) such U.S. Taxpayer performs services for the Corporation or any corporation or other entity in which the Corporation has a direct or indirect controlling interest or otherwise has a significant ownership interest, as determined under Section 409A, such that the Option will constitute an option to acquire “service recipient stock” within the meaning of Section 409A, or (ii) such Option otherwise is exempt from Section 409A.

11.2	Certain Defined Terms

For the purposes of this Article 11:

(a)	“employee” means any person who is considered an employee of the Corporation or any parent corporation or subsidiary of the Corporation for purposes of Treasury Regulation Section 1.421-1(h);

(b)	“parent corporation” has the meaning ascribed thereto in Sections 424(e) of the Code; and

(c)	“subsidiary corporation” has the meaning ascribed thereto in Sections 424(f) of the Code.

11.3	ISOs

Subject to any limitations in Section 3.6, the aggregate number of Shares reserved for issuance in respect of granted ISOs shall not exceed 750,000 Shares, and the terms and conditions of any ISOs granted to a U.S. Taxpayer on the Date of Grant hereunder, including the eligible recipients of ISOs, shall be subject to the provisions of Section 422 of the Code, and the terms, conditions, limitations and administrative procedures established by the Plan Administrator from time to time in accordance with this Plan. ISOs may be granted at the discretion of the Plan Administrator, provided that ISOs may only be granted to an individual who is an employee of the Corporation or of a parent corporation or subsidiary corporation of the Corporation. No ISO may be granted more than ten years after the earlier of (i) the date on which the Plan is adopted by the Board or (ii) the date on which the Plan is approved by the shareholders.

11.4	ISO Grants to 10% Shareholders

Notwithstanding anything to the contrary in this Plan, if an ISO is granted to a person who owns shares representing more than 10% of the voting power of all classes of shares of the Corporation or of a parent corporation or subsidiary corporation on the Date of Grant, the term of the Option shall not exceed five years from the time of grant of such Option and the Exercise Price shall be at least 110% of the Market Price of the Shares subject to the Option.

11.5	$100,000 Per Year Limitation for ISOs

To the extent the aggregate Market Price as at the Date of Grant of the Shares for which ISOs are exercisable for the first time by any person during any calendar year (under all plans of the Corporation and any parent corporation or subsidiary corporation) exceeds US$100,000, such excess ISOs shall be treated as non-qualified stock options.

11.6	Disqualifying Dispositions

Each person awarded an ISO under this Plan shall notify the Corporation in writing immediately after the date he or she makes a disposition or transfer of any Shares acquired pursuant to the exercise of such ISO if such disposition or transfer is made (a) within two years from the Date of Grant or (b) within one year after the date such person acquired the Shares. Such notice shall specify the date of such disposition or other transfer and the amount realized, in cash, other property, assumption of indebtedness or other consideration, by the person in such disposition or other transfer. The Corporation may, if determined by the Plan Administrator and in accordance with procedures established by it, retain possession of any Shares acquired pursuant to the exercise of an ISO as agent for the applicable person until the end of the later of the periods described in (a) or (b) above, subject to complying with any instructions from such person as to the sale of such Shares.

11.7	Section 409A of the Code

(a)	This Plan will be construed and interpreted to be exempt from, or where not so exempt, to comply with Section 409A of the Code to the extent required to preserve the intended tax consequences of this Plan. Any reference in this Plan to Section 409A of the Code shall also include any regulation promulgated thereunder or any other formal guidance issued by the Internal Revenue Service with respect to Section 409A of the Code. Each Award shall be construed and administered such that the Award either (A) qualifies for an exemption from the requirements of Section 409A of the Code or (B) satisfies the requirements of Section 409A of the Code. If an Award is subject to Section 409A of the Code, (I) distributions shall only be made in a manner and upon an event permitted under section 409A of the Code, (II) payments to be made upon a termination of employment or service shall only be made upon a “separation from service” under Section 409A of the Code, (III) unless the Award specifies otherwise, each installment payment shall be treated as a separate payment for purposes of Section 409A of the Code, and (IV) in no event shall a Participant, directly or indirectly, designate the calendar year in which a distribution is made except in accordance with Section 409A of the Code. To the extent that an Award or payment, or the settlement or deferral thereof, is subject to Section 409A of the Code, the Award will be granted, paid, settled or deferred in a manner that will meet the requirements of Section 409A of the Code, such that the grant, payment, settlement or deferral will not be subject to the additional tax or interest applicable under Section 409A of the Code. The Corporation reserves the right to amend this Plan to the extent it reasonably determines is necessary in order to preserve the intended tax consequences of this Plan in light of Section 409A of the Code. In no event will the Corporation or any of its subsidiaries or Affiliates be liable for any tax, interest or penalties that may be imposed on a Participant under Section 409A of the Code or any damages for failing to comply with Section 409A of the Code.

(b)	All terms of the Plan that are undefined or ambiguous must be interpreted in a manner that complies with Section 409A of the Code if necessary to comply with Section 409A of the Code.

(c)	The Plan Administrator, in its sole discretion, may permit the acceleration of the time or schedule of payment of a U.S. Taxpayer's vested Awards in the Plan under circumstances that constitute permissible acceleration events under Section 409A of the Code.

(d)	Notwithstanding any provisions of the Plan to the contrary, in the case of any “specified employee” within the meaning of Section 409A of the Code who is a U.S. Taxpayer, distributions of non-qualified deferred compensation under Section 409A of the Code made in connection with a “separation from service” within the meaning set forth in Section 409A of the Code may not be made prior to the date which is six months after the date of separation from service (or, if earlier, the date of death of the U.S. Taxpayer). Any amounts subject to a delay in payment pursuant to the preceding sentence shall be paid as soon practicable following such six-month anniversary of such separation from service.

11.8	Section 83(b) Election

If a Participant makes an election pursuant to Section 83(b) of the Code with respect to an Award of Shares subject to vesting or other forfeiture conditions, the Participant shall be required to promptly file a copy of such election with the Corporation.

11.9	Application of Article 11 to U.S. Taxpayers

For greater certainty, the provisions of this Article 11 shall only apply to U.S. Taxpayers.

ARTICLE 12

AMENDMENT, SUSPENSION OR TERMINATION OF THE PLAN

12.1	Amendment, Suspension, or Termination of the Plan

The Plan Administrator may from time to time, without notice and without approval of the holders of voting shares of the Corporation, amend, modify, change, suspend or terminate the Plan or any Awards granted pursuant to the Plan as it, in its discretion, determines appropriate; provided, however, that:

(a)	no such amendment, modification, change, suspension or termination of the Plan or any Awards granted hereunder may materially impair any rights of a Participant or materially increase any obligations of a Participant under the Plan without the consent of the Participant, unless the Plan Administrator determines such adjustment is required or desirable in order to comply with any applicable Securities Laws or Exchange requirements;

(b)	any amendment that would cause an Award held by a U.S. Taxpayer to be subject to income inclusion under Section 409A of the Code shall be null and void ab initio with respect to the U.S. Taxpayer unless the consent of the U.S. Taxpayer is obtained; and

(c)	no such amendment, modification or change may alter the requirement that the settlement of vested RSUs, PSUs and Options held by a Canadian Taxpayer for the purposes of the Tax Act must be in the form of Shares.

12.2	Shareholder Approval

Notwithstanding Section 12.1 and subject to any rules of the Exchange, approval of the holders of Shares shall be required for any amendment, modification or change that:

(a)	increases the maximum number of Shares reserved for issuance under the Plan, except pursuant to the provisions under Article 10 which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Corporation or its capital;

(b)	reduces the exercise price of an Option Award (for this purpose, a cancellation or termination of an Option Award of a Participant prior to its Expiry Date for the purpose of reissuing an Option Award to the same Participant with a lower exercise price shall be treated as an amendment to reduce the exercise price of an Option Award) except pursuant to the provisions in the Plan which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Corporation or its capital;

(c)	extends the term of an Option Award beyond the original Expiry Date (except where an Expiry Date would have fallen within a blackout period applicable to the Participant or within 10 Business Days following the expiry of such a blackout period);

(d)	permits an Option Award to be exercisable beyond 10 years from its Date of Grant (except where an Expiry Date would have fallen within a blackout period of the Corporation);

(e)	increases or removes the limits on the participation of Directors;

(f)	permits Awards to be transferred to a Person;

(g)	changes the eligible participants of the Plan; or

(h)	deletes or reduces the range of amendments which require approval of shareholders under this Section 12.2.

12.3	Permitted Amendments

Without limiting the generality of Section 12.1, but subject to Section 12.2, the Plan Administrator may, without shareholder approval, at any time or from time to time, amend the Plan for the purposes of:

(a)	making any amendments to the general vesting provisions of each Award;

(b)	making any amendments to the provisions set out in Article 9;

(c)	making any amendments to add covenants of the Corporation for the protection of Participants, as the case may be, provided that the Plan Administrator shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the Participants, as the case may be;

(d)	making any amendments not inconsistent with the Plan as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Plan Administrator, having in mind the best interests of the Participants, it may be expedient to make, including amendments that are desirable as a result of changes in law in any jurisdiction where a Participant resides, provided that the Plan Administrator shall be of the opinion that such amendments and modifications will not be prejudicial to the interests of the Participants; or

(e)	making such changes or corrections which, on the advice of counsel to the Corporation, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the Plan Administrator shall be of the opinion that such changes or corrections will not be prejudicial to the rights and interests of the Participants.

ARTICLE 13

MISCELLANEOUS

13.1	Legal Requirement

The Corporation is not obligated to grant any Awards, issue any Shares or other securities, make any payments or take any other action if, in the opinion of the Plan Administrator, in its sole discretion, such action would constitute a violation by a Participant or the Corporation of any provision of any applicable statutory or regulatory enactment of any government or government agency or the requirements of any Exchange upon which the Shares may then be listed.

13.2	No Other Benefit

No amount will be paid to, or in respect of, a Participant under the Plan to compensate for a downward fluctuation in the price of a Share, nor will any other form of benefit be conferred upon, or in respect of, a Participant for such purpose.

13.3	Rights of Participant

No Participant has any claim or right to be granted an Award and the granting of any Award is not to be construed as giving a Participant a right to remain as a Director, Employee or Consultant. No Participant has any rights as a shareholder of the Corporation in respect of Shares issuable pursuant to any Award until the allotment and issuance to such Participant, or as such Participant may direct, of certificates representing such Shares.

13.4	Corporate Action

Nothing contained in this Plan or in an Award shall be construed so as to prevent the Corporation from taking corporate action which is deemed by the Corporation to be appropriate or in its best interest whether or not such action would have an adverse effect on this Plan or any Award.

13.5	Conflict

In the event of any conflict between the provisions of this Plan and an Award Agreement, the provisions of the Award Agreement shall govern. In the event of any conflict between or among the provisions of this Plan or any Award Agreement, on the one hand, and a Participant's employment agreement with the Corporation or a subsidiary of the Corporation, as the case may be, on the other hand, the provisions of the employment agreement or other written agreement shall prevail.

13.6	Anti-Hedging Policy

By accepting an Award each Participant acknowledges that he or she is restricted from purchasing financial instruments such as prepaid variable forward contracts, equity swaps, collars or units of exchange funds that are designed to hedge or offset a decrease in market value of Awards.

13.7	Participant Information

Each Participant shall provide the Corporation with all information (including personal information) required by the Corporation in order to administer the Plan. Each Participant acknowledges that information required by the Corporation in order to administer the Plan may be disclosed to any custodian appointed in respect of the Plan and other third parties, and may be disclosed to such persons (including persons located in jurisdictions other than the Participant's jurisdiction of residence) in connection with the administration of the Plan. Each Participant consents to such disclosure and authorizes the Corporation to make such disclosure on the Participant's behalf.

13.8	Participation in the Plan

The participation of any Participant in the Plan is entirely voluntary and not obligatory and shall not be interpreted as conferring upon such Participant any rights or privileges other than those rights and privileges expressly provided in the Plan. In particular, participation in the Plan does not constitute a condition of employment or engagement nor a commitment on the part of the Corporation to ensure the continued employment or engagement of such Participant. The Plan does not provide any guarantee against any loss which may result from fluctuations in the market value of the Shares. The Corporation does not assume responsibility for the income or other tax consequences for the Participants and they are advised to consult with their own tax advisors.

13.9	International Participants

With respect to Participants who reside or work outside Canada and the United States, the Plan Administrator may, in its sole discretion, amend or otherwise modify, without shareholder approval, the terms of the Plan or Awards with respect to such Participants in order to conform such terms with the provisions of local law, and the Plan Administrator may, where appropriate, establish one or more sub-plans to reflect such amended or otherwise modified provisions.

13.10	Successors and Assigns

The Plan shall be binding on all successors and assigns of the Corporation and its subsidiaries.

13.11	General Restrictions or Assignment

Except as required by law, the rights of a Participant under the Plan are not capable of being assigned, transferred, alienated, sold, encumbered, pledged, mortgaged or charged and are not capable of being subject to attachment or legal process for the payment of any debts or obligations of the Participant unless otherwise approved by the Plan Administrator.

13.12	Severability

The invalidity or unenforceability of any provision of the Plan shall not affect the validity or enforceability of any other provision and any invalid or unenforceable provision shall be severed from the Plan.

13.13	Notices

All written notices to be given by a Participant to the Corporation shall be delivered either personally or by e-mail or mail, postage prepaid, addressed as follows:

Foremost Clean Energy Ltd.
750 West Pender Street
Suite 250, Vancouver, British Columbia, Canada, V6C 2T7
Attention: Chief Financial Officer.

All notices to a Participant will be addressed to the principal address of the Participant on file with the Corporation. Either the Corporation or the Participant may designate a different address by written notice to the other. Such notices are deemed to be received, if delivered personally or by e-mail, on the date of delivery, and if sent by mail, on the fifth Business Day following the date of mailing. Any notice given by either the Participant or the Corporation is not binding on the recipient thereof until received.

13.14	Effective Date

This Plan becomes effective on a date to be determined by the Plan Administrator, subject to the approval of the shareholders of the Corporation.

13.15	Governing Law

This Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein, without any reference to conflicts of law rules.

13.16	Submission to Jurisdiction

The Corporation and each Participant irrevocably submits to the exclusive jurisdiction of the courts of competent jurisdiction in the Province of British Columbia in respect of any action or proceeding relating in any way to the Plan and including, without limitation, with respect to the grant of Awards and any issuance of Shares made in accordance with the Plan.

SCHEDULE A

Foremost Clean Energy Ltd. (the “Corporation”)

Amended Stock Incentive Plan (the “Plan”)

ELECTION NOTICE

All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Plan.

Pursuant to the Plan, I hereby elect to participate in the grant of deferred share units (“DSUs”) pursuant to Article 7 of the Plan and to receive                  % of my Cash Fees in the form of DSUs.

If I am a U.S. Taxpayer, I hereby further elect for any DSUs subject to this Election Notice to be settled on the later of (i) my “separation from service” (within the meaning of Section 409A) or (ii)                             .

I confirm that:

(a)	I have received and reviewed a copy of the terms of the Plan and agreed to be bound by them;

(b)	I recognize that when DSUs credited pursuant to this election are redeemed in accordance with the terms of the Plan income tax and other withholdings as required will arise at that time. Upon redemption of the DSUs, the Corporation will make all appropriate withholdings as required by law at that time;

(c)	the value of DSUs is based on the value of the Shares of the Corporation and therefore is not guaranteed; and

(d)	to the extent I am a U.S. Taxpayer, I understand that this election is irrevocable for the calendar year to which it applies and that any revocation or termination of this election after the expiration of the election period will not take effect until the first day of the calendar year following the year in which I file the revocation or termination notice with the Corporation.

The foregoing is only a brief outline of certain key provisions of the Plan. For more complete information, reference should be made to the Plan's text.

I understand that the amount of the Cash Fees that I elect to defer under this Election Notice are subject to the rights of the Corporation's creditors in the event of the Corporation's insolvency. I further understand that this Election Notice will be effective upon receipt by the Corporation.

Once I have elected to defer Cash Fees into additional DSUs by filing this Election Notice, the deferral election will govern the entire period to which it relates and cannot be revoked. Similarly, to the extent that I am a U.S. Taxpayer and have elected the time of settlement of my DSUs by filing this Election Notice, the settlement election will be irrevocable and may not be changed at any time prior to settlement of the DSUs subject to such election.

Date:
(Name of Participant)

(Signature of Participant)

NOTICE TO DIRECTORS WHO ARE NOT U.S. TAXPAYERS

If you, as an “Electing Person” under the Plan, wish to elect to receive any portion (the “Elected Amount”) of the Director Fees that would otherwise be payable to you in cash (the “Cash Fees”) in the form of DSUs, you must file this notice of election (the “Election Notice”) with the Chief Financial Officer (the “CFO”) of the Corporation pursuant to Subsection 7.1(b) of the Plan:

(a) if you are an existing Electing Person, by December 31st in the year prior to the year to which such election is to apply; or

(b) if you are a newly appointed as a Director, within 30 days of your appointment with respect to compensation paid for services to be performed after such date.

Subject to applicable tax law, the Elected Amount can be between 0% and 100% of your Cash Fees.

If no election is made within the foregoing time frames, you will be deemed to have elected to be paid the entire amount of you Cash Fees in cash.

Subject to Subsection 7.1(d) of the Plan, your election shall be deemed to apply to all Cash Fees paid subsequent to the filing of the Election Notice with the CFO. You are not required to file another Election Notice for subsequent calendar years.

Under Subsection 7.1(d) of the Plan, you may elect once per calendar year to terminate your election to receive DSUs by filing with the CFO a termination notice (the “Termination Notice”) in the form annexed to the Plan as Schedule B. Such termination shall be effective immediately upon receipt of such notice by the Corporation, provided that the Corporation has not imposed a “black-out” on trading. Thereafter, any portion of your Cash Fees payable or paid in the same calendar year and, subject to filing a further Election Notice in accordance with Subsection 7.1(b) of the Plan, all subsequent calendar years shall be paid in cash. For greater certainty, to the extent that you terminate your participation in the grant of DSUs pursuant to Article 7 of the Plan, you will not be entitled to elect to receive the Elected Amount, or any other amount of your Cash Fees in DSUs again until the calendar year following the year in which the Termination Notice is delivered.

Please refer to Article 7 of the Plan for further information, and consult your professional tax adviser as to the tax consequences of making an election.

NOTICE TO DIRECTORS WHO ARE U.S. TAXPAYERS

If you, as an “Electing Person” under the Plan, wish to elect to receive any portion (the “Elected Amount”) of the Director Fees that would otherwise be payable to you in cash (the “Cash Fees”) in the form of DSUs, you must file this notice of election (the “Election Notice”) with the Chief Financial Officer (the “CFO”) of the Corporation pursuant to Subsection 7.1(b) of the Plan:

(a) if you are an existing Electing Person, by December 31st in the year prior to the year in which the services giving rise to the Director Fees that are subject to such election are performed; or

(b) if you are a newly appointed, and this is the first year in which you are electing to be an Electing Person under the Plan (or any plan required to be aggregated with the Plan under Section 409A of the Code), within 30 days of your appointment, provided that such election shall apply on to compensation paid for services to be performed after the end of the 30-day election period.

Subject to applicable tax law, the Elected Amount can be between 0% and 100% of your Cash Fees.

If no election is made within the foregoing time frames, you will be deemed to have elected to be paid the entire amount of you Cash Fees in cash.

Subject to Subsection 7.1(d) of the Plan, your election shall be deemed to apply to all Cash Fees earned after the date on which you file this Election Notice with the CFO. You are not required to file another Election Notice for subsequent calendar years.

Under Subsection 7.1(d) of the Plan, you may elect to terminate your election to receive DSUs by filing with the CFO a termination notice (a "Termination Notice") in the form annexed to the Plan as Schedule C. As a U.S. Taxpayer, your election to receive the Elected Amount in DSUs for any calendar year (or portion thereof) is irrevocable for that calendar year after the expiration of the election period for that year, and any termination of the election will not take effect until the first day of the calendar year following the calendar year in which the Termination Notice is delivered.

Please refer to Article 7 of the Plan for further information, and consult your professional tax adviser as to the tax consequences of making an election.

SCHEDULE B

Foremost Clean Energy Ltd.

Amended Stock Incentive Plan (the “Plan”)

ELECTION TO TERMINATE RECEIPT OF ADDITIONAL DSUs

All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Plan.

Notwithstanding my previous election in the form of Schedule A to the Plan, I hereby elect that no portion of the Cash Fees accrued after the date hereof shall be paid in deferred share units (“DSUs”) in accordance with Article 7 of the Plan.

I understand that the DSUs already granted under the Plan cannot be redeemed except in accordance with the Plan.

I confirm that I have received and reviewed a copy of the terms of the Plan and agree to be bound by them.

Date:
(Name of Participant)

(Signature of Participant)

Note:	An election to terminate receipt of additional DSUs can only be made by a Participant once in a calendar year.

B-1

SCHEDULE C

Foremost Clean Energy Ltd. (the “Corporation”)

Amended Stock Incentive Plan (the “Plan”)

ELECTION TO TERMINATE RECEIPT OF ADDITIONAL DSUs (U.S. TAXPAYERS)

All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Plan.

Notwithstanding my previous election in the form of Schedule A to the Plan, I hereby elect that no portion of the Cash Fees accrued after the effective date of this termination notice shall be paid in deferred share units (“DSUs”) in accordance with Article 7 of the Plan.

I understand that this election to terminate receipt of additional DSUs will not take effect until the first day of the calendar year following the year in which I file this termination notice with the Corporation.

I understand that the DSUs already granted under the Plan cannot be redeemed except in accordance with the Plan.

I confirm that I have received and reviewed a copy of the terms of the Plan and agree to be bound by them.

Date:
(Name of Participant)

(Signature of Participant)

Note: An election to terminate receipt of additional DSUs can only be made by a Participant once in a calendar year.

C-1

SCHEDULE "B"

FOREMOST AUDIT COMMITTEE CHARTER

(See attached)

“B”-1

CORPORATE AUDIT COMMITTEE CHARTER

FOREMOST CLEAN ENERGY LTD.

As revised and adopted by the Board of Directors on January 5, 2023.

GENERAL

1.	PURPOSE AND RESPONSIBILITIES OF THE COMMITTEE

1.1.	Purpose

The primary purpose of the Committee is to assist Board oversight of:

(a)	the integrity of the Corporation’s financial statements;

(b)	the Corporation's compliance with legal and regulatory requirements;

(c)	the External Auditor's qualifications and independence; and

(d)	the performance of the Corporation's internal controls and audit functions and the External Auditor.

2.	DEFINITIONS AND INTERPRETATION

2.1.	Definitions

In this charter:

(a)	"Board" means the board of directors of the Corporation;

(b)	"Chair" means the chair of the Committee;

(c)	"Committee" means the audit committee of the Board;

(d)	"Corporation" means Foremost Clean Energy Ltd.;

(e)	"Director" means a member of the Board; and

(f)	"External Auditor" means the Corporation's independent auditor.

2.2.	Interpretation

The provisions of this charter are subject to the articles and by-laws of the Corporation and to the applicable provisions of the British Columbia Business Corporations Act, applicable securities laws and any other applicable legislation.

CONSTITUTION AND FUNCTIONING OF THE COMMITTEE

3.	ESTABLISHMENT AND COMPOSITION OF THE COMMITTEE

3.1.	Establishment of the Audit Committee

The Committee is hereby continued with the constitution, function and responsibilities herein set forth.

3.2.	Appointment and Removal of Members of the Committee

(a)	Board Appoints Members. The members of the Committee shall be appointed by the Board.

(b)	Annual Appointments. The appointment of members of the Committee shall take place annually at the first meeting of the Board after a meeting of the shareholders at which Directors are elected, provided that if the appointment of members of the Committee is not so made, the Directors who are then serving as members of the Committee shall continue as members of the Committee until their successors are appointed.

(c)	Vacancies. The Board may appoint a member to fill a vacancy which occurs in the Committee between annual elections of Directors. If a vacancy exists on the Committee, the remaining members shall exercise all of their powers so long as a quorum remains in office.

(d)	Removal of Member. Any member of the Committee may be removed from the Committee by a resolution of the Board.

3.3.	Number of Members

The Committee shall consist of three or more Directors.

3.4.	Independence of Members

Each of the members of the Committee shall be independent for the purposes of all applicable regulatory and stock exchange requirements.

3.5.	Financial Literacy

(a)	Financial Literacy Requirement. Each member of the Committee shall be financially literate or must become financially literate within a reasonable period of time after his or her appointment to the Committee.

(b)	Definition of Financial Literacy."Financially literate" means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements.

(c)	Financial Expert. At least one member of the Committee shall satisfy the applicable Nasdaq Stock Market and/or NYSE American LLC financial sophistication requirements as in effect from time to time.

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4.	COMMITTEE CHAIR

4.1.	Board to Appoint Chair

The Board shall appoint the Chair from the members of the Committee who are unrelated Directors (or, if it fails to do so, the members of the Committee shall appoint the Chair from among its members).

4.2.	Chair to be Appointed Annually

The designation of the Committee's Chair shall take place annually at the first meeting of the Board after a meeting of the members at which Directors are elected, provided that if the designation of Chair is not so made, the Director who is then serving as Chair shall continue as Chair until his or her successor is appointed.

5.	COMMITTEE MEETINGS

5.1.	Quorum

A quorum of the Committee shall be a majority of its members.

5.2.	Secretary

The Chair shall designate from time to time a person who may, but need not, be a member of the Committee, to be Secretary of the Committee.

5.3.	Time and Place of Meetings

The time and place of the meetings of the Committee and the calling of meetings and the procedure in all things at such meetings shall be determined by the Committee; provided, however, the Committee shall meet at least four times per year on a quarterly basis.

5.4.	In Camera Meetings

On at least an annual basis, the Committee shall meet separately with each of:

(a)	management; and

(b)	the External Auditor.

5.5.	Right to Vote

Each member of the Committee shall have the right to vote on matters that come before the Committee.

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5.6.	Voting

Any matters to be determined by the Committee shall be decided by a majority of votes cast at a meeting of the Committee called for such purpose; actions of the Committee may be taken by an instrument or instruments in writing signed by all of the members of the Committee, and such actions shall be effective as though they had been decided by a majority of votes cast at a meeting of the Committee called for such purpose.

5.7.	Invitees

The Committee may invite Directors, officers, employees and consultants of the Corporation or any other person to attend meetings of the Committee to assist in the discussion and examination of the matters under consideration by the Committee. The External Auditor shall receive notice of each meeting of the Committee and shall be entitled to attend any such meeting at the Corporation's expense.

5.8.	Regular Reporting

The Committee shall report to the Board at the Board's next meeting the proceedings at the meetings of the Committee and all recommendations made by the Committee at such meetings.

6.	AUTHORITY OF COMMITTEE

6.1.	Retaining and Compensating Advisors

The Committee shall have the sole authority to engage independent counsel and any other advisors as the Committee may deem appropriate in its sole discretion and to set the compensation for any advisors employed by the Committee. The Committee shall not be required to obtain the approval of the Board in order to retain or compensate such consultants or advisors.

6.2.	Funding

The Committee shall have the authority to authorize the payment of:

(a)	compensation to any external auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation (National Instrument 52-110 – Audit Committees requires disclosure of fees by category paid to the External Auditor).

(b)	compensation for any advisors employed by the Committee under Section 6.1 hereof; and

(c)	ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

6.3.	Subcommittees

The Committee may form and delegate authority to subcommittees if deemed appropriate by the Committee.

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6.4.	Recommendations to the Board

The Committee shall have the authority to make recommendations to the Board but shall have no decision-making authority other than as specifically contemplated in this charter.

6.5.	Compensation

The Committee has the authority to communicate directly with External Auditors and the internal auditors.

7.	REMUNERATION OF COMMITTEE MEMBERS

7.1.	Remuneration of Committee Members

Members of the Committee and the Chair shall receive such remuneration for their service on the Committee as the Board may determine from time to time.

7.2.	Directors' Fees

No member of the Committee may earn fees from the Corporation or any of its subsidiaries other than Directors' fees (which fees may include cash and/or shares or options or other in-kind consideration ordinarily available to Directors, as well as all of the regular benefits that other Directors receive). For greater certainty, no member of the Committee shall accept, directly or indirectly, any consulting, advisory or other compensatory fee from the Corporation.

SPECIFIC DUTIES AND RESPONSIBILITIES

8.	INTEGRITY OF FINANCIAL STATEMENTS

8.1.	Review and Approval of Financial Information

(a)	Annual Financial Statements. The Committee shall review and discuss with management and the External Auditor the Corporation's audited annual financial statements and related management's discussion and analysis ("MD&A") together with the report of the External Auditor thereon and, if appropriate, recommend to the Board that it approve the audited annual financial statements.

(b)	Interim Financial Statements. The Committee shall review and discuss with management and the External Auditor and, if appropriate, approve the Corporation's interim unaudited financial statements and related MD&A.

(c)	Reports. The Committee shall prepare any report required by the rules of any applicable securities regulatory authority to be included in the Corporation’s annual proxy statement, as well as any other report required of the Committee under applicable laws.

(d)	Material Public Financial Disclosure. The Committee shall discuss with management and the External Auditor:

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(i)	the types of information to be disclosed and the type of presentation to be made in connection with profit or loss or earnings press releases; and

(ii)	financial information and earnings guidance (if any) provided to analysts and rating agencies.

(e)	Proceduresfor Review. The Committee shall be satisfied that adequate procedures are in place for the review of the Corporation's disclosure of financial information extracted or derived from the Corporation's financial statements (other than financial statements, MD&A and profit or loss or earnings press releases, which are dealt with elsewhere in this charter) and shall periodically assess the adequacy of those procedures.

(f)	General. To the extent the Committee deems it necessary or appropriate, the Committee may review and discuss with management and the External Auditor:

(i)	major issues regarding accounting principles and financial statement presentations, including any significant changes in the Corporation's selection or application of accounting principles;

(ii)	major issues as to the adequacy of the Corporation's internal controls over financial reporting and any special audit steps adopted in light of material control deficiencies;

(iii)	analyses prepared by management and/or the External Auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative accounting methods on the financial statements;

(iv)	the effect on the financial statements of the Corporation of regulatory and accounting initiatives, as well as off-balance sheet transaction structures, obligations (including contingent obligations) and other relationships of the Corporation with unconsolidated entities or other persons that have a material current or future effect on the financial condition, changes in financial condition, results of operations, liquidity, capital resources, capital reserves or significant components of revenues or expenses of the Corporation;

(v)	the extent to which changes or improvements in financial or accounting practices, as approved by the Committee, have been implemented;

(vi)	any financial information or financial statements in prospectuses and other offering documents;

(vii)	the management certifications of the financial statements as required under applicable securities laws in Canada or otherwise; and

(viii)	any other relevant reports or financial information submitted by the Corporation to any governmental body or the public.

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9.	EXTERNAL AUDITOR

9.1.	External Auditor

(a)	Authority with Respect to External Auditor. As a representative of the Corporation's shareholders and subject to applicable law and regulations (including, without limitation, applicable Canadian corporate and securities laws and Section 10A(m)(2) of the United States Securities Exchange Act of 1934, as amended), the Committee shall be directly responsible for the appointment, compensation and oversight of the work of the External Auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation. In the discharge of this responsibility, the Committee shall:

(i)	have sole responsibility for recommending to the Board the person to be proposed to the Corporation's shareholders for appointment as External Auditor for the above described purposes and recommending such External Auditor’s compensation;

(ii)	determine at any time whether the Board should recommend to the Corporation's shareholders that the incumbent External Auditor should be removed from office;

(iii)	review the terms of the External Auditor's engagement, discuss the audit fees with the External Auditor and be solely responsible for approving such audit fees; and

(iv)	require the External Auditor to confirm in its engagement letter each year that the External Auditor is accountable to the Board and the Committee as representatives of shareholders.

(b)	Independence. The Committee shall satisfy itself as to the independence of the External Auditor. As part of this process the Committee shall:

(i)	require the External Auditor to submit on a periodic basis to the Committee a formal written statement delineating all relationships between the External Auditor and the Corporation and engage in a dialogue with the External Auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the External Auditor and recommend that the Board take appropriate action in response to the External Auditor's report to satisfy itself of the External Auditor's independence;

(ii)	unless the Committee adopts pre-approval policies and procedures, approve any non- audit services provided by the External Auditor, provided the Committee may delegate such approval authority to one or more of its independent members who shall report promptly to the Committee concerning their exercise of such delegated authority; and

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(iii)	review and approve the policy setting out the restrictions on the Corporation partners, employees and former partners and employees of the Corporation's current or former External Auditor.

(c)	Issues Between External Auditor and Management. The Committee shall:

(i)	review any problems experienced by the External Auditor in conducting the audit, including any restrictions on the scope of the External Auditor's activities or access to requested information; and

(ii)	review any significant disagreements with management and, to the extent possible, resolve any disagreements between management and the External Auditor.

(d)	Non-Audit Services.

(i)	The Committee shall either:

A.	approve any non-audit services provided by the External Auditor or the external auditor of any subsidiary of the Corporation to the Corporation (including its subsidiaries); or

B.	adopt specific policies and procedures for the engagement of non-audit services, provided that such pre-approval policies and procedures are detailed as to the particular service, the Committee is informed of each non-audit service and the procedures do not include delegation of the Committee's responsibilities to management.

(ii)	The Committee may delegate to one or more independent members of the Committee the authority to pre-approve non-audit services in satisfaction of the requirement in the previous section, provided that such member or members must present any non-audit services so approved to the full Committee at its first scheduled meeting following such pre-approval.

(iii)	The Committee shall instruct management to promptly bring to its attention any services performed by the External Auditor which were not recognized by the Corporation at the time of the engagement as being non-audit services.

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10.	OTHER

10.1.	Related Party Transactions

The Committee shall review and approve all related party transactions in which the Corporation is involved or which the Corporation proposes to enter into.

10.2.	Expense Accounts

The Committee shall review and make recommendations with respect to:

(a)	the expense account summaries submitted by the President and Chief Executive Officer on an annual basis;

(b)	the Corporation's expense account policy, and rules relating to the standardization of the reporting on expense accounts

10.3.	Whistle Blowing

The Committee shall put in place procedures for:

(a)	the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters; and

(b)	the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

11.	PERFORMANCE EVALUATION

On a regular basis, the Committee shall follow the process established by the Board for assessing the performance and effectiveness of the Committee.

12.	CHARTER REVIEW

The Committee shall review and assess the adequacy of this charter on a regular basis and recommend to the Board any changes it deems appropriate.

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